As filed with the Securities and Exchange Commission on September 19, 2011

No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FX ALLIANCE INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6200 (Primary Standard Industrial Classification Code Number)	20-5845576 (I.R.S. Employer Identification No.)

909 Third Avenue, 10th Floor
New York, New York 10022
(646) 268-9900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Philip Z. Weisberg
Chief Executive Officer
FX Alliance Inc.
909 Third Avenue, 10th Floor
New York, New York 10022
(646) 268-9900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Joshua N. Korff Christopher A. Kitchen Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Deanna L. Kirkpatrick Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

                 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

                 If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                 If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)

Common Stock, $0.0001 par value per share	$100,000,000	$11,610

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of any additional shares of common stock that the underwriters have the option to purchase.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion, dated September 19, 2011

PROSPECTUS

            Shares

FX Alliance Inc.

Common Stock

              This is an initial public offering of shares of common stock of FX Alliance Inc. We are offering                  shares of our common stock, and the selling stockholders identified in this prospectus are offering an additional                  shares of common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders in this offering.

              Prior to this offering, there has been no public market for our common stock. The initial public offering price per share of the common stock is expected to be between $             and $            . We intend to apply to list our common stock on                  under the symbol "                        ."

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              Investing in our common stock involves risks. See "Risk Factors" beginning on page 10.

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

              The underwriters have an option to purchase up to                  additional shares from                        to cover overallotments, if any. The underwriters can exercise this option at any time and from time to time within 30 days from the date of this prospectus.

              Delivery of the shares of common stock will be made on or about                  .

Joint Book-Running Managers

BofA Merrill Lynch	Goldman, Sachs & Co.
Citigroup	J.P. Morgan

Co-Managers

Morgan Stanley	UBS Investment Bank
Raymond James	Sandler O'Neill + Partners, L.P.

The date of this prospectus is                        .

FXall's Broad Range of Products and Capabilities

Trade Execution
Order & Execution Management
Post Trade Services
FXall
What's Your Edge?
Market Data & Reporting
Connectivity & STP

              We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

 MARKET DATA AND FORECASTS

              Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. However, although we believe such sources are reliable, neither we, the selling stockholders nor the underwriters have independently verified the data.

              Where this prospectus discusses the standings of our clients within their respective classes, the rankings are based on firm capital for hedge funds, market share for banks and assets under management for institutional asset managers.

ABOUT THIS PROSPECTUS

              Throughout this prospectus, we provide a number of key operating metrics used by management and typically used by our competitors. These key operating metrics are discussed in more detail in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics." We also reference Adjusted EBITDA and Adjusted Net Income, which are non-GAAP financial measures. See "—Summary Historical Consolidated Financial and Operating Data" for a discussion of Adjusted EBITDA and Adjusted Net Income, as well as a reconciliation of these measures to the most directly comparable financial measures required by, or presented in accordance with, generally accepted accounting principles in the United States, or U.S. GAAP.

              Unless the context otherwise requires, in the prospectus, references to "we," "our," "us," "FX Alliance," "FXall," or the "Company" refer to FX Alliance Inc. and its consolidated subsidiaries.

TRADEMARKS AND TRADE NAMES

              This prospectus includes our trademarks such as FXall®, What's Your Edge®, Order Book™ and Settlement Center™, which are protected under applicable intellectual property laws and are the property of FX Alliance Inc. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

ii

PROSPECTUS SUMMARY

              The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully. In particular, you should read the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See "Forward-Looking Statements."

Our Company

              We are the leading independent global provider of electronic foreign exchange trading solutions, with over 1,000 institutional clients worldwide. We provide institutional clients with 24-hour direct access, five days per week, to the foreign exchange, or "FX," market, which is the world's largest and most liquid financial market. Our proprietary technology platform enables us to deliver efficient and reliable FX price discovery, trade execution and automation of pre-trade and post-trade transaction workflow with access to a deep pool of liquidity from the world's leading banks and other liquidity providers. With offices around the world, we believe our global footprint provides us with access to a variety of high growth markets and diversifies our risk from regional economic conditions, as more than half of our trading volume is attributed to customers outside the United States.

              Our comprehensive suite of electronic FX trading products, including FX spot, FX forwards, FX swaps and non-deliverable forwards, or "NDFs," is used by asset managers, banks, broker-dealers, corporations, hedge funds, prime brokers and other institutions worldwide. Our platform supports the over-the-counter, or "OTC," trading of gold and silver on a spot, forward or swap basis and provides access to bank deposits. We offer single point access to multiple execution mechanisms, including collaborative trading, request for stream, continuous streaming prices, and an anonymous electronic communication network, or "ECN," as well as execution mechanisms proprietary to specific liquidity providers. We also license our technology as white-labeled enterprise solutions distributed under our clients' brands.

              We facilitate trading between market participants, but do not act as a market maker, take principal positions for our own account or clear trades. Our institutional clients' trading activities with us can be categorized into two types: relationship trading and active trading. Relationship trading includes our collaborative trading and request for stream systems, which are used primarily by corporations and asset managers to hedge commercial FX risk. Active trading includes our continuous streaming prices and ECN systems, which are used primarily by banks, broker-dealers, hedge funds, prime brokers and other market participants who trade currencies as a central activity or profit center. The charts below highlight our client base and business mix:

Total Clients	Transaction Fees by Type

Notes: Total Clients is defined as trading entities that executed a trade generating a transaction fee during the year. Transaction fees represented 73% of our total revenues for the year ended December 31, 2010.

              During the past five years, the average daily trading volume on our platform, calculated by counting one side of a transaction, has grown from $37.5 billion in 2006 to $62.3 billion in 2010, representing a compound annual growth rate, or "CAGR," of 13.5%. In the first half of 2011, our average daily trading volume further grew to $81.4 billion, representing approximately 2% of the global FX average daily trading volume during the same time period. In July 2011, we experienced record trading volume of $140 billion in a single day resulting from increased trading across all our trading systems. In 2010, we generated $99.1 million in total revenues, $46.6 million of Adjusted EBITDA, $22.5 million of Adjusted Net Income and $21.2 million of net income, which have grown at CAGRs of 11.6%, 18.5%, 16.9% and 11.4%, respectively, since 2006. For the twelve months ended June 30, 2011, we generated $106.3 million in total revenues, $50.1 million of Adjusted EBITDA, $23.6 million of Adjusted Net Income and $21.3 million of net income. See "—Summary Historical Consolidated Financial and Operating Data" for definitions of Adjusted EBITDA and Adjusted Net Income and reconciliations to net income.

Our Industry

              The global FX market is the largest and one of the fastest growing liquid markets in the world. Traders in this market include large banks, asset managers, hedge funds, central banks, broker-dealers, corporations, governments, other financial institutions and retail investors. According to the 2010 Triennial Central Bank Survey from the Bank for International Settlements, the average daily volume in the global FX market grew approximately 20% over the past three years, from approximately $3.3 trillion in 2007 to approximately $4.0 trillion in 2010. We believe the growth in FX trading volumes during this period amid the global financial crisis demonstrates the overall resiliency of the FX market. The chart below highlights trends in the average daily volume and product mix in the FX market from 2001 to 2010.

Source: 2010 Triennial Central Bank Survey from the Bank for International Settlements

              We believe that the increase in average daily FX trading volumes can be attributed to various factors, including: the rising importance of foreign exchange as an asset class, the increased trading activity of hedge funds and high frequency traders and the growth of electronic execution methods, which have lowered transaction costs, increased market liquidity and attracted greater participation from many types of clients. In addition, the trading volumes of mutual funds, insurance companies, pension funds and other asset managers have grown, in part, as a result of increasing international assets under management. Corporations also continue to actively manage their FX exposure as their businesses expand globally. According to Standard and Poor's, foreign sales accounted for more than 40% of total revenues for S&P 500 companies that reported foreign sales in 2010.

              According to the Aite Group, the electronic FX trading market accounts for over 65% of total global FX volumes. The benefits of electronic FX trading include lower processing costs, an increased ability to audit, enhanced price transparency and greater access to liquidity. Additionally, electronic execution of FX trades makes post-trade processing easier and less manual. For these reasons, we expect electronic trading of FX to grow faster than the FX market overall.

              A large majority of FX contracts trade OTC as opposed to being traded on an exchange. The OTC market offers deep liquidity with greater flexibility to tailor transaction terms, including amounts, settlement dates and execution mechanisms to fit the commercial requirements of diverse participants. The OTC FX market is also operationally efficient, with an extensive infrastructure developed by the industry over many years to facilitate trade processing, settlement and risk management of large trading volumes.

              FX is traded OTC in a number of ways, including through multibank systems, single bank platforms, ECNs and interdealer platforms. Multibank systems enable trading with a number of different banks and other market participants on the same platform, as opposed to single bank platforms which are sponsored by a single liquidity provider and generally require clients to trade with that liquidity provider. ECNs provide a central limit order book where participants may trade on bids and offers from other participants, as well as enter their own bids and offers for display to the participants, typically anonymously. Interdealer platforms enable liquidity providers to hedge trading positions with each other.

Our Competitive Strengths

              We believe that our competitive strengths include the following:

  •
  Market leader in the large and fast-growing electronic FX market.  We are a market leader in the largest, most liquid financial market in the world. We have been ranked as the top multibank and independent platform by Euromoney magazine for ten consecutive years and as best independent online FX trading system by Global Finance magazine every year since 2005. We believe that our deep pool of liquidity from a wide range of market participants creates a network effect that attracts more participants as it grows, leading to increased transaction fees.

  •
  Comprehensive suite of award winning FX products and execution and workflow management solutions.  Our solutions cover the entire transaction cycle including pre-trade, trade and post-trade solutions. We deliver low-latency, resilient, software-as-a-service trading platforms and workflow solutions to cater to the comprehensive and diverse needs of over 1,000 institutional clients globally. Our range of relationship trading and active trading systems enable us to serve multiple market structures, including multibank, ECN and interdealer. Additionally, our white-labeled solutions allow us to serve the single bank market. We believe the quality and breadth of our products, execution services and trade workflow solutions are evidenced by the industry awards that we have received and our strong customer satisfaction.

  •
  Blue-chip and diversified institutional client base.  As of June 30, 2011, our clients include 48 of the S&P Global 100, 132 of the Fortune 500, 35 of the top 100 European institutional asset managers, 27 of the top 100 U.S. institutional asset managers, seven of the top ten hedge funds and all of the top 25 banks in the FX industry globally. Our diversification across institutional client categories helps increase the stability of our trading volumes and revenues. In addition, our broad buy-side distribution platform, spanning asset managers, corporate treasurers, active traders and market makers, provides us with unique insights into the FX market.

  •
  Embedded and scalable technology.  Our platform is embedded in our clients' trading workflow and risk management controls, making it central to their FX trading processes. We design our proprietary systems to be deployable, scalable, flexible, fast and fault tolerant. The scalable nature of our technology allows us to add new clients in a cost-effective manner, and has facilitated our rapid growth with consistently strong Adjusted EBITDA margins, which have increased from 37% in 2006 to 47% in 2010.

  •
  Trusted independent FX platform.  We believe our independence makes us a trustworthy partner for the institutional FX industry. Because we do not make markets, take positions or trade for our own account, clients trade FX on our platform and consult with us regarding their execution strategies with the knowledge that we will not take principal positions against them and can offer unbiased information. We believe that this independence allows us to be a preferred provider of FX trading technology, data and execution quality reports for institutional clients.

  •
  Proven and experienced management team.  Since our inception, we have consistently been an innovator in the FX markets, introducing new functionality to our platform to meet the needs of institutional clients. Our management team consists of a number of seasoned executives who have been with us since our founding in 2000, as well as a number of respected executives with an average of 16 years of electronic trading industry experience. Our leadership team, led by Philip Z. Weisberg, has successfully built the leading independent electronic FX platform for institutional clients over the last 11 years.

Our Growth Strategies

              We plan to enhance our competitive position by increasing our volumes and market share as well as broadening our product set.

  •
  Increase our FX trading volumes and market share.  We expect our FX volumes to benefit from the growth in overall electronic FX volumes. Even though we are one of the largest institutional FX trading platforms, our current market share represents only 2% of the global FX average daily trading volume of approximately $4.0 trillion. We believe we are uniquely positioned to serve every major category of institutional clients and to capture greater trading volumes as more firms seek to increase the sophistication of their FX trading capabilities.

  •
  Grow and maximize our existing institutional client relationships.  We believe that there are significant opportunities to cross-sell additional products to our existing clients. Embedding more of our services with our clients will enable us to capture a greater percentage of their volume tradable through our platform and will result in incremental user fees. In addition, we seek to expand our presence within current clients to business units that do not currently transact through us. We also see another large opportunity to grow our licensing of white-labeled technology to our many bank clients.

  •
  Expand our product offering.  We intend to grow our business by offering our clients additional products and features that are complementary to our existing suite of products, such as FX options. We plan to cross sell these new capabilities to existing clients, as well as use them as competitive differentiators to attract new clients. These new products are expected to drive incremental trading volume through our systems, increasing and further diversifying our revenues.

  •
  Capitalize on opportunities related to regulatory reform.  Approximately 99% of our trading volume consists of institutional FX spot, FX forwards and FX swaps transactions, which are generally exempt from regulation. Recent regulatory changes, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the "Dodd-Frank Act," will require the centralized clearing of FX NDFs and FX options as well as execution through a regulated entity, such as a swap execution facility, or "SEF." We believe that our investments in technology and market knowledge would facilitate our becoming a SEF. Accordingly, we believe that there is an opportunity to increase the products and services that we offer clients on our platform.

  •
  Pursue strategic alliances and acquisitions.  We intend to selectively consider opportunities to grow through strategic alliances or acquisitions that are additive to our business. These opportunities may enhance our existing capabilities or enable us to enter new markets or provide new products or services, such as our acquisition of Lava Trading, Inc., or "LTI," in December 2009, which bolstered our active trading client base.

Risk Factors

              We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may materially and adversely affect our business, financial condition and operating results. You should carefully consider the information under the caption "Risk Factors" beginning on page 10 of this prospectus in deciding whether to purchase common stock in this offering. Risks relating to our business include, among others:

  •
  Our revenues and profitability are influenced by FX trading volume and currency volatility, which are directly impacted by domestic and international market and economic conditions that are beyond our control.

  •
  We face significant competition. Many of our competitors and potential competitors have larger client bases, more established brand recognition and greater financial, marketing, technological and personnel resources than we do, which could put us at a competitive disadvantage.

  •
  System failures could cause interruptions in our services or decreases in the responsiveness of our services, which could harm our business.

  •
  Our computer infrastructure may be vulnerable to security breaches. Any such problems could jeopardize confidential information transmitted over the Internet, cause interruptions in our operations or give rise to liabilities to third parties.

  •
  We depend on our proprietary technology. Any disruption or corruption of our proprietary technology or our inability to keep pace with rapid technological changes in the electronic FX industry could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Our Corporate Information

              Our predecessor business, FX Alliance, LLC, was formed in the State of Delaware in June 2000. Our business was reincorporated as FX Alliance Inc. in the State of Delaware in September 2006. Our principal executive offices are located at 909 Third Avenue, 10th Floor, New York, New York 10022. Our telephone number is (646) 268-9900. The address of our website is www.fxall.com. The information contained on our website does not constitute a part of this prospectus.

The Offering

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Overallotment option	shares from .
Common stock outstanding immediately after this offering	shares or shares, if the overallotment option is exercised in full.
Use of proceeds

We estimate that the proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $            million, assuming the shares offered by us are sold for $            per share, the midpoint of the price range set forth on the cover of this prospectus.

We intend to use the net proceeds from the sale of common stock by us in this offering for working capital and other general corporate purposes, including potential acquisitions. For additional information, see "Use of Proceeds."

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.
Dividend policy

We currently expect to retain all available funds and any future earnings to fund the development and growth of our business and to repay any indebtedness that we may incur; therefore, we do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock may be restricted by the terms of any of our future debt or preferred securities. For additional information, see "Dividend Policy."

Proposed symbol for trading on	" "

              Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering:

  •
  assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which we will adopt prior to the completion of this offering;

  •
  excludes (1)             shares of common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $            per share and (2)             shares of our common stock reserved for future grants under the new equity compensation plan we plan to adopt in connection with this offering;

  •
  assumes (1) no exercise by the underwriters of their option to purchase up to            additional shares from                                    and (2) an initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus;

  •
  gives effect to a            -for-            common stock split that will occur prior to the completion of this offering; and

  •
  gives effect to the conversion of our outstanding preferred stock into            shares of common stock, on a one-for-one basis, which will occur subject to and upon the completion of this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

              The following table provides a summary of our historical consolidated financial and operating data for the periods and as of the dates indicated. The summary historical consolidated statement of operations data presented below for the fiscal years ended December 31, 2010, 2009 and 2008 and selected balance sheet data presented below as of December 31, 2010 and 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended December 31, 2007 and 2006 and the selected consolidated balance sheet data as of December 31, 2008 have been derived from our consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2011 and 2010 and consolidated balance sheet data as of June 30, 2011, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data.

              The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with "Risk Factors," "Selected Historical Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands)
Consolidated Statements of Operations Data:
Revenues
Transaction fees—relationship trading	$30,553	$25,166	$51,222	$44,232	$55,820	$55,436	$41,764
Transaction fees—active trading	12,783	11,528	21,350	4,450	2,948	2,347	3,095
User, settlement, and license fees	13,477	12,895	26,336	23,835	22,262	19,473	17,309
Interest and other income	141	127	157	405	1,223	2,157	1,612

Total revenues	56,954	49,716	99,065	72,922	82,253	79,413	63,780

Operating Expenses
Salaries and benefits	24,590	19,113	38,869	27,711	30,608	32,770	28,425
Technology	3,032	3,713	7,068	4,820	5,880	6,517	6,351
General and administrative	2,992	2,487	6,107	4,319	5,473	4,681	4,927
Marketing	789	621	1,063	1,018	1,139	1,635	875
Professional fees	778	692	1,565	1,387	1,042	910	1,838
Depreciation and amortization	4,866	4,082	8,749	7,599	6,820	5,681	4,802

Total operating expenses	37,047	30,708	63,421	46,854	50,962	52,194	47,218

Income before income tax provision	19,907	19,008	35,644	26,068	31,291	27,219	16,562
Income tax provision	8,527	7,726	14,486	11,125	14,497	11,097	2,802

Net income	$11,380	$11,282	$21,158	$14,943	$16,794	$16,122	$13,760
Accretion and allocated earnings of preferred stock	5,604	5,387	10,506	8,571	8,754	8,269	5,190

Net income allocated to common stockholders	$5,776	$5,895	$10,652	$6,372	$8,040	$7,853	$8,570

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings per common share:
Basic	$0.27	$0.28	$0.50	$0.30	$0.39	$0.38	$0.41
Diluted	0.27	0.28	0.50	0.30	0.38	0.37	0.40
Weighted-average common shares outstanding:
Basic	21,043,899	21,136,703	21,133,143	21,136,703	20,765,202	20,849,697	20,728,884
Diluted	21,517,390	21,329,167	21,383,487	21,244,983	21,407,096	21,367,672	21,616,266
Pro forma earnings per common share (unaudited):(1)
Basic	$0.40		$0.75
Diluted	0.40		0.74
Pro forma weighted-average common shares outstanding (unaudited):(1)
Basic	28,284,637		28,373,881
Diluted	28,758,128		28,624,225

		As of December 31,
	As of June 30, 2011
		2010	2009	2008
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$106,257	$96,682	$78,742	$67,371
Investments available for sale	7,053	6,937	6,587	5,769
Total assets	191,148	178,130	150,736	129,614
Total current liabilities	16,674	18,090	16,002	12,824
Redeemable convertible preferred stock	103,712	100,096	93,239	86,852
Total liabilities, redeemable convertible preferred stock and stockholders' equity	191,148	178,130	150,736	129,614

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands, unaudited)
Other Financial Data:
Adjusted EBITDA(2)	$27,449	$23,997	$46,613	$35,635	$40,570	$36,647	$23,609
Adjusted Net Income(2)	12,981	11,870	22,468	16,280	18,880	19,619	12,045

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Key Operating Metrics:
Total Trading Volume (in millions)(3)
Relationship trading	$8,405,291	$6,236,382	$13,084,010	$10,907,697	$14,048,001	$12,848,381	$9,467,786
Active trading	2,017,737	1,608,060	2,984,525	601,104	386,459	204,698	166,697

Total	$10,423,028	$7,844,442	$16,068,535	$11,508,801	$14,434,460	$13,053,079	$9,634,483
Trading Days(4)	128	127	258	258	259	258	257
Average Daily Volume (in millions)
Relationship trading	$65,666	$49,105	$50,713	$42,278	$54,240	$49,800	$36,840
Active trading	15,764	12,662	11,568	2,330	1,492	793	648

Total	$81,430	$61,767	$62,281	$44,608	$55,732	$50,593	$37,488
Average Transaction Fee per Million
Relationship trading	$3.63	$4.03	$3.91	$4.05	$3.97	$4.31	$4.41
Active trading	6.34	7.17	7.15	7.40	7.63	11.47	18.57
Total	$4.15	$4.68	$4.51	$4.22	$4.07	$4.42	$4.66

(1)
Pro forma earnings per common share and pro forma weighted-average common shares outstanding reflect the conversion of the convertible preferred stock outstanding into shares of common stock on a one-for-one basis at the beginning of each period presented as the preferred stock will automatically convert into shares of common stock upon the consummation of this offering.

(2)
"Adjusted EBITDA" represents net income before interest and other income, depreciation and amortization, income tax expense and stock-based compensation.

    "Adjusted Net Income" represents net income before stock-based compensation expense, net of tax.
    Our management uses Adjusted EBITDA and Adjusted Net Income to measure operating performance, to plan and to prepare annual budgets, to allocate resources to enhance the financial performance of our business, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concurring our financial performance. Management may also consider Adjusted EBITDA and Adjusted Net Income, among other factors, when determining management's incentive compensation.

    We also present Adjusted EBITDA and Adjusted Net Income as supplemental performance measures because we believe that these measures provide our board of directors, management and investors with additional information to measure our performance. Adjusted EBITDA provides comparisons from period to period by excluding potential differences caused by variations in the age and book depreciation of fixed assets (affecting relative depreciation expense) and amortization of internal use software and intangible assets, and changes in interest and other income that are influenced by capital structure decisions and capital markets conditions. Management also believes it is useful to exclude stock-based compensation expense from Adjusted EBITDA and Adjusted Net Income because non-cash equity grants made at a certain price and point in time do not necessarily reflect how our business is performing at any particular time.

    Adjusted EBITDA and Adjusted Net Income are not measurements of our financial performance under U.S. GAAP and should not be considered as an alternative to net income, operating loss or any other performance measures derived in accordance with U.S. GAAP, or as an alternative to cash flows from operating activities as a measure of our profitability or liquidity.

    In particular you should consider: Adjusted EBITDA and Adjusted Net Income do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments; Adjusted EBITDA and Adjusted Net Income do not reflect changes in, or cash requirements for, our working capital needs; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; Adjusted EBITDA and Adjusted Net Income do not reflect the non-cash component of employee compensation; and other companies in our industry may calculate Adjusted EBITDA and Adjusted Net Income differently than we do, limiting their usefulness as a comparative measure.

    The table below sets forth a reconciliation of net income to Adjusted EBITDA for the periods presented:

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands, unaudited)
Net income	$11,380	$11,282	$21,158	$14,943	$16,794	$16,122	$13,760
Interest and other income	(141)	(127)	(157)	(405)	(1,223)	(2,157)	(1,612)
Depreciation and amortization	4,866	4,082	8,749	7,599	6,820	5,681	4,802
Income tax expense	8,527	7,726	14,486	11,125	14,497	11,097	2,802
Stock-based compensation expense	2,817	1,034	2,377	2,373	3,682	5,904	3,857

Adjusted EBITDA	$27,449	$23,997	$46,613	$35,635	$40,570	$36,647	$23,609

    The table below sets forth a reconciliation of net income to Adjusted Net Income for the periods presented:

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands, unaudited)
Net income	$11,380	$11,282	$21,158	$14,943	$16,794	$16,122	$13,760
Stock-based compensation expense, net of tax	1,601	588	1,310	1,337	2,086	3,497	2,275
Adjustment for taxes(a)	—	—	—	—	—	—	(3,990)

Adjusted Net Income	$12,981	$11,870	$22,468	$16,280	$18,880	$19,619	$12,045

    (a)
    For 2006, Adjusted Net Income includes an adjustment for income taxes as if we were a tax paying corporation from January 1, 2006, as we converted to a C Corporation from a limited liability company in September 2006.
(3)
Notional U.S. dollar-equivalent (calculated at the time of trade) of trades executed on FXall generating variable transaction fees (counting one side of the transaction), in millions.

(4)
We count trading days to include each Monday through Friday excluding New Year's Day, Good Friday and Christmas Day.

RISK FACTORS

              Investing in our common stock involves a number of risks. Before you purchase our common stock, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and accompanying notes. If any of the following risks actually occurs, our business, financial condition, results of operation or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Our revenues and profitability are influenced by FX trading volume and currency volatility, which are directly impacted by domestic and international market and economic conditions that are beyond our control.

              During the past few years, there has been significant disruption and volatility in the global financial markets. Many countries, including the United States, have recently experienced recessionary conditions. Our revenues are influenced by the general level of trading activity in the FX market. Our revenues and operating results may vary significantly from period to period due primarily to movements and trends in the world's currency markets and to fluctuations in trading levels. While we have generally experienced greater trading volume in periods of volatile currency markets, volatility may be associated with other market factors such as a decline in equity values, credit markets and liquidity, which lead to lower trading volumes. In the event we experience lower levels of trading volume, our revenues and profitability will be negatively affected.

              Like other financial services firms, our business and profitability are directly affected by elements that are beyond our control, such as economic and political conditions, broad trends in business and finance, changes in the volume of foreign currency transactions, changes in supply and demand for currencies, movements in currency exchange rates, changes in the level of global trade and investment, changes in the value of international assets under management, changes in the financial strength of market participants, legislative and regulatory changes, changes in the markets in which such transactions occur, changes in how such transactions are processed and other market disruptions. Any one or more of these factors, or other factors, may adversely affect our business and results of operations and cash flows. A weakness in equity markets, such as the recent economic slowdown, could result in reduced trading activity in the FX market and, therefore, could have a material adverse effect on our business, financial condition, results of operations and cash flows. As a result, period-to-period comparisons of our operating results may not be meaningful and our future operating results may be subject to significant fluctuations or declines.

We face significant competition. Many of our competitors and potential competitors have larger client bases, more established brand recognition and greater financial, marketing, technological and personnel resources than we do, which could put us at a competitive disadvantage.

              We compete with single bank systems, other multibank, interdealer and ECN electronic trading platforms, telephone brokers and various other forms of competition. Furthermore, certain of our existing stockholders or their affiliates already have their own single bank or other competing FX trading platforms or may acquire an ownership interest in similar businesses and these businesses may compete with us. We compete in the market for FX trading based on our ability to provide a trading platform with deep liquidity, competitive prices and comprehensive pre-trade, trade and post-trade functionality, to retain our existing clients and to attract new clients. Certain of our competitors, particularly certain non-independent platforms, have larger client bases, more established name recognition, a greater market share in certain markets or client categories, and greater financial, marketing, technological and personnel resources than we do. These advantages may enable them, among other things, to:

  •
  develop products and services that are similar to ours, or that are more attractive to clients than ours, in one or more of our markets;

  •
  provide products and services we do not offer;

  •
  provide execution and clearing services that are more rapid, reliable or efficient, or less expensive than ours;

  •
  offer products and services at prices below ours to gain market share and to promote other businesses, such as listed FX futures and options contracts, contracts for difference, including contracts for precious metals, energy and stock indices, and OTC derivatives;

  •
  adapt at a faster rate to market conditions, new technologies and client demands;

  •
  offer better, faster and more reliable technology;

  •
  outbid us for desirable acquisition targets;

  •
  market, promote and sell their products and services more effectively; and

  •
  develop stronger relationships with clients.

              We may not be able to compete effectively against these firms, particularly those with greater financial resources, and our failure to do so could materially and adversely affect our business, financial condition and results of operations and cash flows.

System failures could cause interruptions in our services or decreases in the responsiveness of our services, which could harm our business.

              Our ability to facilitate transactions successfully and provide high quality customer service depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. If our systems fail to perform as we expect, we could experience disruptions in our operations, prolonged trading outages, slower response times or decreased customer service and customer satisfaction. Our systems, including our data centers, also are vulnerable to damage or interruption from human error, natural disasters, fires, acts of terrorism, power loss, telecommunication failures, break-ins, security breaches, sabotage, computer viruses, intentional acts of vandalism and similar events. We do not have fully redundant capabilities. While we currently maintain a disaster recovery plan, which is intended to minimize service interruptions and secure data integrity, such plan may not work effectively during an emergency. In addition, system failures could take an extended period of time to remediate. Any system failure that causes an interruption in our services, decreases the responsiveness of our services or affects access to our platform and services could adversely impact our reputation, damage our brand name and materially adversely affect our business, financial condition and results of operations and cash flows.

Our computer infrastructure may be vulnerable to security breaches. Any such problems could jeopardize confidential information transmitted over the Internet, cause interruptions in our operations or give rise to liabilities to third parties.

              In the course of our business, we receive, process, transmit and store confidential information. Our computer infrastructure is potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems and security breaches. Any such problems or security breaches could give rise to liabilities to one or more third parties, including our clients, and disrupt our operations. A party able to circumvent our security measures could misappropriate proprietary information or client information, jeopardize the confidential nature of information we transmit over the Internet or cause interruptions in our operations. Concerns over the security of Internet transactions and the safeguarding of confidential personal information could also inhibit the use of our systems to conduct FX transactions. Security breaches could expose us to a risk of financial loss, litigation and other liabilities. Our current insurance policies may not protect us against all of such losses and liabilities. Even the perception of a security breach or inadvertent disclosure of confidential information could harm our reputation. Any of these events, particularly if they result in a loss of confidence in our services, could have a material adverse effect on our business, reputation, financial condition and results of operations and cash flows.

We depend on our proprietary technology. Any disruption or corruption of our proprietary technology or our inability to keep pace with rapid technological changes in the electronic FX industry could have a material adverse effect on our business, financial condition and results of operations and cash flows.

              We rely on our proprietary technology to receive and properly process internal and external data and support trading on our electronic platform. Any disruption for any reason in the proper functioning, or any corruption, of our software or erroneous or corrupted data may cause us to make erroneous trades, not process trades accurately or promptly, accept clients from jurisdictions where we do not possess the proper licenses, authorizations or permits, or require us to suspend our services, any of which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flows.

              The FX markets in which we compete are characterized by rapidly changing technology, evolving industry standards and regulations, frequent product and service enhancements and introductions and changing customer demands, particularly as a result of the trend towards electronic trading platforms. In order to remain competitive, we need to continuously develop and redesign our proprietary technology. In doing so, there is an ongoing risk that failures may occur and result in service interruptions or other negative consequences, such as slower quote aggregation, slower trade execution, erroneous trades, or mistaken risk management information. If our platform fails to function as expected or experiences any significant downtime, it could cause us to issue credits or refunds to customers or adversely affect our retention rates, reputation and business.

              Furthermore, if our competitors develop more advanced technologies, products or services, we may be required to devote substantial resources to the development, introduction and marketing of more advanced technologies, products and services to remain competitive. We may not be able to keep up with these rapid changes in the future on a timely and cost-effective basis, or at all, realize a return on amounts invested in developing new technologies, products and services, or gain market acceptance for any new technology, service or product enhancement and as such, may not remain competitive in the future, which may adversely affect our business, financial condition and results of operations.

The regulatory environment in which we operate is subject to continual change. Changes in the regulatory environment, including as a result of the Dodd-Frank Act, could have a material adverse effect on our business, financial condition and results of operations and cash flows.

              The legislative and regulatory environment in which we operate has undergone significant changes recently, and there may be future regulatory changes in our industry. The financial services industry in general has been subject to increasing regulatory oversight in recent years. The governmental bodies and self-regulatory organizations that regulate our business have proposed and may consider additional legislative and regulatory initiatives and may adopt new or revised laws and regulations. As a result, in the future, we may become subject to new regulations that may affect the way in which we conduct our business and may make our business less profitable. Changes in the interpretation or enforcement of existing laws and regulations by those entities may also adversely affect our business.

              Of significance, in July 2010, President Obama signed the Dodd-Frank Act into law. The Dodd-Frank Act introduces significant changes to financial regulation, including a wholesale change to the regulation of "swaps." The Dodd-Frank Act includes "foreign exchange swaps" and "foreign exchange forwards" in the definition of "swap" but allows the Treasury Secretary, after making certain findings, to exempt these products from the clearing requirements of the Dodd-Frank Act swap regulation. The Treasury Secretary has proposed such an exemption but has not yet finalized it. Even if the Treasury Secretary makes such an exemption, NDFs and FX options will both be considered swaps and will not qualify for the exemption.

              The Dodd-Frank Act amended the Commodity Exchange Act, or "CEA," to mandate that if a swap is required to be cleared, it must be executed on a registered trading platform, such as a SEF or a designated contract market, or "DCM," unless no SEF or DCM makes the swap available to trade. The Dodd-Frank Act further outlines a comprehensive regulatory regime for SEFs. In January 2011, the CFTC proposed a rule that would require SEFs to, among other things, comply with significant self-regulatory duties. Registered SEFs will also be subject to capital requirements.

              We believe that the NDFs that we currently offer and the FX options that we may offer would both likely be subject to the trade execution requirements of the Dodd-Frank Act. In order to preserve and extend our offering of NDFs and to expand our offering into FX options, we have invested in efforts to become a registered SEF and expect such expenditures, which may be significant, to continue. However, there can be no assurance that we will ultimately register a SEF or be successful in registering. In addition, the costs of operating a SEF appear to be significant, though the exact costs are not yet known. Such costs could have a material impact on our future operating expenses, capital expenditures and cash flows. In addition, such efforts and the ongoing operations of the SEF would require significant time and resources from our management.

              In addition, because it imposes significant regulation on swap market participants and swap trading, the Dodd-Frank Act may affect our customers' costs and use of FX products and, as a result, their use of our services. Depending on the final rulemakings, the Dodd-Frank Act may affect the structure, size, depth and liquidity of the FX markets generally. It may affect the prices and terms of FX products and may impact the ability of market participants to use FX products. These effects may adversely impact our ability to provide our services to our clients and could have an adverse effect on our business, results of operations and growth. Since the CFTC has not issued many of the final rulemakings under Title VII, including the rulemaking to further define the definition of a swap and rulemakings governing SEFs, it is difficult to predict all of the effects the Dodd-Frank Act may have on us.

We may be subject to client litigation, financial losses, regulatory sanctions and harm to our reputation as a result of employee misconduct or errors that are difficult to detect and deter.

              There have been a number of highly publicized cases involving fraud or other misconduct by employees of financial services firms in recent years. Our employees could execute unauthorized transactions for our clients, carry out improper activities on behalf of clients or use confidential client or company information for personal or other improper purposes, as well as misrecord or otherwise try to hide improper activities from us.

              Employee errors expose us to the risk of material losses until the errors are detected and the transactions are reversed. Further, such errors may be more likely to occur in the aftermath of any acquisitions during the integration of or migration from technological systems.

              Misconduct by our employees or former employees could subject us to financial losses or regulatory sanctions and seriously harm our reputation. It may not be possible to deter or detect employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases. Our employees may also commit good faith errors that could subject us to financial claims for negligence or otherwise, as well as regulatory actions.

              Misconduct by employees of our clients can also expose us to claims for financial losses or regulatory proceedings when it is alleged that we or our employees knew or should have known that an employee of our client was not authorized to undertake certain transactions. Dissatisfied clients can make claims against us, including claims for negligence, fraud, unauthorized trading, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by associated persons and failures in the processing of transactions

Our risk management policies and procedures may not be effective and may leave us exposed to unidentified or unexpected risks.

              Given that we do not act as a market maker, take principal positions for our own account, or clear trades that are facilitated through our platform, we do not have our own "know your customer," or "KYC," policies, controls and procedures in our dealings with customers and financial institutions. Therefore, we rely on our liquidity providers and prime brokers, which are counterparties to such FX trades, to perform their own KYC procedures on customers and accounts prior to trade execution. We have no control over such liquidity providers and prime brokers and do not monitor whether such procedures are performed adequately or at all. In addition, a significant number of our liquidity providers and prime brokers are located in jurisdictions outside the U.S. and the procedures performed by such foreign liquidity providers or prime brokers may be substantially different than those performed in the U.S., if they are performed at all. If such liquidity providers or prime brokers fail to adequately perform KYC procedures on customers that use our platform to execute FX trades, it could possibly expose us to reputational, legal and regulatory risks and could have a material adverse effect on our business and reputation.

In the current environment facing financial services firms, a firm's reputation is critically important. If our reputation is harmed, or the reputation of the online financial services industry as a whole or institutional FX industry is harmed, our business, financial condition and results of operations may be materially adversely affected.

              Our ability to attract and retain clients and employees may be adversely affected if our reputation is damaged. If we fail, or appear to fail, to deal with issues that may give rise to reputation risk, our business prospects could be harmed. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest (actual or perceived), legal and regulatory requirements, ethical issues, money laundering, privacy, client data protection, record-keeping, sales and trading practices, and the proper identification of the legal, credit, liquidity, operational and market risks inherent in our business. Failure to appropriately address these issues could also give rise to additional legal risk to us, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory enforcement actions, fines and penalties. Any such sanction would materially adversely affect our reputation, thereby reducing our ability to attract and retain clients and employees.

As an international business, we are exposed to local business risks in different countries, which could have a material adverse effect on our financial condition or results of operations.

              We have several offices located outside the United States, including offices in London, United Kingdom; Tokyo, Japan; the Republic of Singapore; Hong Kong, China; Mumbai, India; and Sydney, Australia. In addition, we have clients located in many other countries. Our international operations are subject to risks inherent in doing business in foreign countries, including, but not necessarily limited to:

  •
  new and different legal and regulatory requirements in local jurisdictions, such as limits on the ability of our clients to enter currency exchange transactions or to use our systems for such transactions;

  •
  potentially adverse tax consequences, including imposition or increase of taxes on financial transactions or withholding and other taxes on remittances and other payments by subsidiaries;

  •
  potential difficulties in protecting intellectual property;

  •
  risk of nationalization of private enterprises by foreign governments;

  •
  potential imposition of restrictions on investments;

  •
  legal restrictions on doing business in or with certain nations, certain parties and/or certain products; and

  •
  local economic, political and social conditions, including the possibility of hyperinflationary conditions and political instability.

              We may not be successful in developing and implementing policies and strategies to address the foregoing factors in a timely and effective manner at each location where we do business. Consequently, the occurrence of one or more of the foregoing factors could have a material adverse effect on our international operations and upon our financial condition and results of operations.

              Since our services are available over the Internet in foreign countries and we have clients residing in foreign countries, foreign jurisdictions may require us to qualify to do business in their country. We are required to comply with the laws and regulations of each country in which we conduct business, including laws and regulations currently in place or which may be enacted related to Internet services available to the residents of each country from service providers located elsewhere.

              Our operations in developing markets could expose us to political, economic and regulatory risks that are greater than those we may face in established markets. Further, our international operations require us to comply with a number of United States and international regulations.

              For example, we must comply with the Foreign Corrupt Practices Act, or "FCPA," which prohibits companies or their agents and employees from providing anything of value to a foreign official or agent thereof for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage. We operate in some nations that have experienced significant levels of governmental corruption. Our employees, agents and contractors, including companies to which we outsource business operations, may take actions in violation of our policies and legal requirements. Such violations, even if prohibited by our policies and procedures, could have an adverse effect on our business and reputation. Any failure by us to ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial civil and criminal penalties or restrictions on our ability to conduct business in certain foreign jurisdictions, and our results of operations and financial condition could be materially and adversely affected.

              In addition, our ability to attract and retain clients may be adversely affected if the reputation of the online financial services industry as a whole or institutional FX industry is damaged. In recent years, a number of financial services firms have suffered significant damage to their reputations from highly publicized incidents that in turn resulted in significant and in some cases irreparable harm to their business. The perception of instability within the online financial services industry could materially adversely affect our ability to attract and retain clients.

Failure of third-party systems or third-party service and software providers upon which we rely could adversely affect our business.

              We rely on certain third-party computer systems or third-party service and software providers, including data centers, technology platforms, back-office systems, Internet service providers and communications facilities. Any interruption in these third-party services, or deterioration in their performance or quality, could adversely affect our business. If our arrangement with any third party is terminated, we may not be able to find alternative systems or service providers on a timely basis or on commercially reasonable terms. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

              We host our platform and serve all of our customers from our network servers, which are located at various data center facilities in the U.S. Problems faced by our data center locations or with the telecommunications network providers with whom we may contract could adversely affect the experience of our customers. If our data centers are unable to keep up with our growing needs for capacity or close without adequate notice, this could have an adverse effect on our business. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our services could harm our reputation and adversely affect the performance of our platform. Interruptions in our services might reduce our transaction fees, cause us to issue credits or refunds to customers, subject us to potential liability or harm our retention rates.

We are dependent on third parties, such as banks and other liquidity providers, to support our trading platform.

              As we only facilitate trading between market participants and do not execute or clear FX trades, we are dependent on third parties, such as banks and other liquidity providers, to provide the capital and liquidity to meet our customers' trading demands. If we experience a decrease in the pool of capital and liquidity accessible through our platform through a reduction in the number of our liquidity providers or the amount of capital they make available for FX trades, it could have a material adverse effect on our trading volumes and transaction fees.

We are subject to litigation risk, which could adversely affect our reputation, business, financial condition and results of operations and cash flows.

              Many aspects of our business involve risks that expose us to liability under U.S. federal and state laws, as well as the rules and enforcement efforts of our regulators and self-regulatory organizations worldwide. These risks include, among others, client losses resulting from system delay or failure and client claims that we or our employees were responsible for executing unauthorized transactions or made materially false or misleading statements. We may also be subject to regulatory investigations and enforcement actions seeking to impose significant fines or other sanctions, which in turn could trigger civil litigation for our previous operations that may be deemed to have violated applicable rules and regulations in various jurisdictions.

              The volume of claims and the amount of damages and fines claimed in litigation and regulatory proceedings against financial services firms have been increasing, particularly in the current environment of heightened scrutiny of such financial services firms. The amounts involved in the trades we execute, together with rapid price movements in our currency pairs, can result in potentially large damage claims in any litigation resulting from such trades. Dissatisfied clients may make claims against us regarding the quality of trade execution, improperly settled trades, mismanagement or even fraud, and these claims may increase as our business expands.

              Even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding or investigation against us, or an adverse resolution of any such matter could have a material adverse effect on our reputation, business, financial condition and results of operations and cash flows.

Reduced spreads in foreign currencies could reduce our profitability.

              Computer-generated buy and sell programs and other technological advances and regulatory changes in the FX market may continue to tighten spreads on foreign currency transactions. Tighter spreads and increased competition could make the execution of trades and dealing in FX generally less profitable, which would adversely impact our access to liquidity, financial condition and results of operations.

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business.

              We rely on a combination of trademark, copyright, trade secret and fair business practice laws in the United States and other jurisdictions to protect our proprietary technology, intellectual property rights and our brand. For example, we currently own five issued patents. We also own a number of registered foreign trademarks and service marks. Our practice is to apply for patents with respect to our technology and seek trademark registration for our marks from time to time when management determines that it is competitively advantageous and cost effective for us to do so. In that regard, we have not registered all the marks that we use, and it is possible that a third party may have registered marks that we use. We also enter into confidentiality and invention assignment agreements with our employees and consultants, and confidentiality agreements with other third parties. We also rigorously control access to our proprietary technology.

              Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. We cannot provide assurance that our means of protecting our rights will be adequate or that our competitors will not independently develop similar or superior technology. In addition, the confidentiality and invention assignment agreements that we require our employees, consultants and certain third parties to sign may not provide adequate or meaningful protection intellectual property in the event of any unauthorized use, misappropriation or disclosure of such intellectual property. Furthermore, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. Our failure to protect adequately our intellectual property and proprietary rights could have a material adverse effect on our business, results of operations and financial condition. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operations.

              In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could negatively affect our business.

Our cost structure is largely fixed. If our revenues decline and we are unable to reduce our costs, our profitability will be adversely affected.

              Our cost structure is largely fixed due to our investments in fixed assets such as computer hardware, software, data centers, hosting facilities and other infrastructure to support our products and services. We base our cost structure on historical and expected levels of demand for our products and services and expected staffing levels. If demand for our products and services declines we may not be able to adjust our cost structure on a timely basis and our profitability may be materially adversely affected.

The loss of key personnel or the failure to affect additional key personnel could compromise our ability to effectively manage our business and pursue our growth strategy.

              We rely on members of our senior management to execute our existing business plans and to identify and pursue new opportunities. Our Chief Executive Officer, Philip Z. Weisberg, has been our chief executive officer since our founding. Certain others on our management team have been with us since our founding and have significant experience in the FX industry. Our continued success is dependent upon the retention of these and other key executive officers and employees, as well as the services provided by our technology and programming specialists and a number of other key managerial, marketing, planning, financial, technical and operations personnel. The loss of such key personnel or the inability to attract new key personnel could have a material adverse effect on our business. In addition, our ability to grow our business is dependent, to a large degree, on our ability to attract and retain such employees.

              The performance of our stock price may also affect our ability to attract and retain our key personnel, as various employees hold our common stock, are vested in stock options and will continue to become vested in additional stock options. These employees could be more likely to monetize their holdings and leave us if the trading price of our common stock significantly exceeds their investment in any shares they own or the exercise price of any options they hold. They could also be more likely to leave us if the trading price of our common stock drops significantly below the exercise price of the options they hold.

There are risks associated with our acquisition strategy.

              We intend to continue to grow through selectively considered acquisitions that are additive to our business. For example, in December 2009, we acquired LTI, a New York City-based provider of systems for foreign exchange trading and order management. We cannot predict whether we will be successful in pursuing these acquisitions or what the consequences of these acquisitions will be. Any acquisitions in the future may be subject to various conditions, such as compliance with antitrust regulatory requirements. We cannot be certain whether any of these conditions will be satisfied, the timing thereof, or the potential impact on us any such conditions may have.

              Our acquisition strategy involves numerous other risks, including risks associated with:

  •
  identifying acquisition candidates and negotiating definitive purchase agreements on satisfactory terms;

  •
  exposure to contingent or unforeseen liabilities;

  •
  integrating operations and systems and managing a geographically diverse group of offices;

  •
  exposure to new regulations;

  •
  diverting our management's attention from other business concerns; and

  •
  potentially losing key employees at acquired companies.

              We cannot be certain that we will be able to successfully integrate any acquisitions or manage the resulting business effectively, or that any acquisition will achieve the benefits that we anticipate. In addition, we are not certain that we will be able to make acquisitions at favorable prices or on favorable terms. Depending upon the nature, size and timing of potential future acquisitions, we may be required to raise additional financing in order to consummate additional acquisitions. Any debt agreements we may enter into may not permit us to consummate an acquisition or access the necessary additional financing because of certain covenant restrictions. Additional financing may not be available to us or, if available, that financing may not be on terms acceptable to our management. If our acquisition strategy is not successful, our financial condition, results of operations, cash flows and growth may be materially and adversely affected.

New products and services may subject us to additional risks.

              From time to time, we may offer new products and services complementary to our existing suite of products. For example, we are currently developing services for FX options. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets for such products are not fully developed. In developing and marketing new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new product or service. Failure to successfully manage these risks in the development and implementation of new products or services could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to effectively compete in emerging international markets, either directly or through joint ventures with local firms, the future growth of our business may be adversely affected.

              We regard emerging international markets as an important area of our future growth. Due to cultural, regulatory and other factors relevant to those markets, however, we may be at a competitive disadvantage in those regions relative to local firms or to international firms that have a well established local presence. Expanding our business in emerging markets is an important part of our growth strategy. We face significant risks in doing business in international markets, particularly in developing regions. These business, legal and tax risks include, but are not limited to:

  •
  less developed or mature technological infrastructure and higher costs, which could make our products and services less attractive or accessible in emerging markets;

  •
  difficulty in complying with the diverse regulatory requirements of multiple jurisdictions, which may be more burdensome, not clearly defined, and subject to unexpected changes, potentially exposing us to significant compliance costs and regulatory penalties;

  •
  less developed and established local financial and banking infrastructure, which could make our products and services less accessible in emerging markets;

  •
  reduced protection of intellectual property rights;

  •
  inability to enforce contracts in some jurisdictions;

  •
  difficulties and costs associated with staffing and managing foreign operations, including reliance on newly hired local personnel;

  •
  dependence on third-party partners with whom we do not have extensive experience;

  •
  tariffs and other trade barriers;

  •
  currency and tax laws that may prevent or restrict the transfer of capital and profits among our various operations around the world; and

  •
  language and cultural differences among personnel in different areas of the world.

              In addition, in order to be competitive in these local markets, or in some cases because of restrictions on the ability of foreign firms to conduct business locally, we may seek to operate through joint ventures with local firms. Doing business through joint ventures may limit our ability to control the conduct of the business and could expose us to reputational and greater operational risks. Furthermore, given the intense competition from other international firms that are also seeking to enter and grow in these emerging foreign markets, we may have difficulty finding suitable local firms willing to enter into the types of relationships with us that we may need to gain access to these markets.

Our operations in certain developing regions may be subject to the risks associated with politically unstable and less economically developed regions of the world. Trading in the currencies of these developing regions may expose our clients and the third parties with whom we interact to sudden and significant financial loss as a result of exceptionally volatile and unpredictable price movements and could negatively impact our business.

              Our operations in some emerging markets may be subject to the political, legal and economic risks associated with politically unstable and less economically developed regions of the world, including the risks of war, insurgency, terrorism and government appropriation. For example, we do business in countries whose currencies may be less stable than those in our primary markets. Currency instability or government imposition of currency restrictions in these countries could impede our operations in the FX markets in these countries. In addition, emerging markets may be subject to exceptionally volatile and unpredictable price movements that can expose clients and brokers to sudden and significant financial loss. Trading in these markets may be less liquid, market participants may be less well capitalized and market oversight may be less extensive, all of which could increase trading risk. Substantial trading losses by clients or client or counterparty defaults, or the prospect of them, in turn, could drive down trading volume in these markets.

Risks Related to This Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop.

              Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the underwriters, and market conditions, and may not be indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on                        or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

              After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including those described under "—Risks Related to Our Business" and the following:

  •
  changes in economic or capital markets conditions that could affect valuations of FX or financial technology companies in general;

  •
  changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

  •
  downgrades by any securities analysts who follow our common stock;

  •
  future sales of our common stock by our officers, directors and significant stockholders;

  •
  global economic, legal and regulatory factors unrelated to our performance;

  •
  investors' perceptions of our prospects;

  •
  announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments; and

  •
  changes in key personnel.

              In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in the financial services industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

              Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have                         shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the "Securities Act," except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

              We, each of our officers and directors, the selling stockholders and certain other security holders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (subject to extension in certain circumstances), except, in our case, for the issuance of common stock upon exercise of options under existing option plans. Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Goldman, Sachs & Co. may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See "Underwriting."

              All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus (subject to extension in certain circumstances), subject to applicable volume and other limitations imposed under federal securities laws. See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

              After this offering, subject to any lock-up restrictions described above with respect to certain holders, holders of approximately            shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. See "Description of Capital Stock—Registration Rights" for a more detailed description of these rights.

              In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

As a public company, we will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy and may divert management's attention from our business.

              As a public company, we will be required to file annual and quarterly reports and other information pursuant to the Securities Exchange Act of 1934, as amended, or the "Exchange Act," with the SEC. We will be required to ensure that we have the ability to prepare financial statements that comply with SEC reporting requirements on a timely basis. We will also be subject to other reporting and corporate governance requirements, including the applicable stock exchange listing standards and certain provisions of the Sarbanes-Oxley Act of 2002, or the "Sarbanes-Oxley Act," and the regulations promulgated thereunder, which impose significant compliance obligations upon us. Specifically, we will be required to:

  •
  prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable stock exchange rules;

  •
  create or expand the roles and duties of our board of directors and committees of the board;

  •
  institute compliance and internal audit functions that are more comprehensive;

  •
  evaluate and maintain our system of internal control over financial reporting, and report on management's assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, or "Section 404," and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

  •
  enhance our investor relations function;

  •
  maintain internal policies, including those relating to disclosure controls and procedures; and

  •
  involve and retain outside legal counsel and accountants in connection with the activities listed above.

              As a public company, we will be required to commit significant resources and management time and attention to the above-listed requirements, which will cause us to incur significant costs and which may place a strain on our systems and resources. As a result, our management's attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements. The cost of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders will cause our expenses to be higher than they would be if we remained a privately held company. Our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations.

              In addition, the Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur certain additional annual expenses related to these activities and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

              Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of the Company more difficult without the approval of our board of directors. These provisions:

  •
  establish a classified board of directors after the consummation of the public offering, so that not all members of our board of directors are elected at one time;

  •
  authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

  •
  prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders;

  •
  provide that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

  •
  establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

              These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, see "Description of Capital Stock—Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws."

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

              If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $            per share because the initial public offering price of $            is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See "Dilution."

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

              The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of the Company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Provisions of our amended and restated certificate of incorporation could have the effect of preventing the Company from having the benefit of certain business opportunities that it may otherwise be entitled to pursue.

              Our amended and restated certificate of incorporation will provide that                        and its affiliates are not required to offer corporate opportunities of which they become aware to us and could, therefore, offer such opportunities instead to other companies including affiliates of                        . In the event that                         obtains business opportunities from which we might otherwise benefit but chooses not to present such opportunities to us, these provisions of our amended and restated certificate of incorporation could have the effect of preventing us from pursuing transactions or relationships that would otherwise be in the best interests of our stockholders. See "Description of Capital Stock—Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws."

We do not expect to pay any cash dividends for the foreseeable future.

              The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including any potential indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

We may be restricted from paying cash dividends on our common stock in the future.

              We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments on our common stock. The amounts available to us to pay cash dividends may be restricted by law, regulation, or any debt agreements entered into by us or our subsidiaries. We cannot assure you that the agreements governing any future indebtedness of us or our subsidiaries, or applicable laws or regulations, will permit us to pay dividends on our common stock or otherwise adhere to any dividend policy we may adopt in the future.

Failure to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

              As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our financial statements and harm our operating results. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on effectiveness of our internal controls. Testing and maintaining internal controls may divert our management's attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue a favorable assessment. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our stock.

FORWARD-LOOKING STATEMENTS

              This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "forecast," "outlook," "potential," "project," "plan," "intend," "seek," "believe," "may," "will," "should," "can have," "likely," the negatives thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies, or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

  •
  failure to successfully execute our growth strategy, including failing to increase our FX trading volumes, grow and maximize our existing institutional client relationships or effectively cross-sell our products to our clients;

  •
  economic conditions, including their effect on the FX, financial and capital markets, our vendors and business partners, employment levels, and inflation;

  •
  our loss of key personnel or our inability to hire additional personnel;

  •
  damage or interruption to our electronic trading platform or information systems;

  •
  the impact of governmental laws and regulations;

  •
  changes in the competitive environment in our industry and the markets in which we operate;

  •
  natural disasters, unusually adverse weather conditions, pandemic outbreaks, boycotts and geo-political events; and

  •
  our failure to maintain effective internal controls.

              While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

              We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

              We estimate, based upon an assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus, we will receive proceeds from the offering of approximately $             million, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares sold by the selling stockholders in connection with the exercise of the underwriters' option to purchase additional shares.

              We intend to use the net proceeds from the sale of common stock by us in this offering for working capital and other general corporate purposes, including potential acquisitions.

              A $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease the net proceeds we receive from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the net proceeds we receive from this offering by approximately $             million, assuming the assumed initial public offering price remains the same.

              Pending use of the net proceeds from this offering as described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

DIVIDEND POLICY

              We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions to us under the terms of any future agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

              The following table sets forth our cash and cash equivalents, investments available for sale and our capitalization as of June 30, 2011 on:

  •
  an actual basis; and

  •
  a pro forma as adjusted basis to give effect to the following:

    i.
    the automatic conversion of all outstanding shares of our redeemable convertible Series A preferred stock into shares of our common stock on a one-for-one basis;

    ii.
    a        -for-        common stock split that will occur prior to the completion of this offering;

    iii.
    the sale of            shares of our common stock in this offering by us at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

    iv.
    the application of the net proceeds from this offering to us as described under "Use of Proceeds."

              You should read the following table in conjunction with the sections entitled "Use of Proceeds," "Selected Historical Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	June 30, 2011
	Actual	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands)
Cash and cash equivalents	$106,257	$
Investments available for sale	$7,053	$

Total debt	$—	$
Redeemable Convertible Series A preferred stock, $0.0001 par value, 7,240,738 authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, on an as adjusted basis	103,712
Stockholders' Equity:
Common stock, $0.0001 par value, 35,000,000 authorized; 21,043,899 shares issued and outstanding, actual; authorized; shares issued and outstanding, on an as adjusted basis	2
Additional paid-in capital	14,438
Accumulated other comprehensive income	126
Retained earnings	53,152

Total stockholders' equity	67,718

Total capitalization	$171,430	$

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $             million, assuming the assumed initial public offering price remains the same.

DILUTION

              If you invest in our common stock, you will experience immediate dilution. Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share as of June 30, 2011 represented the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of common stock outstanding at June 30, 2011. Our net tangible book value as of June 30, 2011 based on            shares of our common stock outstanding was $             million, or $            per share of common stock. Our pro forma net tangible book value as of June 30, 2011, based on            shares of our common stock outstanding, was $             million, or $            per share of common stock, excluding proceeds from this offering.

              After giving effect to the sale of the            shares of common stock offered by us in this offering at an assumed initial public offering price of $            , which is the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value (deficit) as of June 30, 2011 would have been approximately $             million, or $            per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $            per share and an immediate dilution to new investors in this offering of $            per share. The following table illustrates this pro forma per share dilution in net tangible book value to new investors.

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of June 30, 2011	$
Increase per share attributable to new investors
Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

              A $1.00 increase (or decrease) in the assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover of this prospectus, would increase (or decrease) net tangible book value by $             million, or $            per share, and would increase (or decrease) the dilution per share to new investors by $            , based on the assumptions set forth above.

              The following table summarizes as of June 30, 2011, on an as adjusted basis, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the equity grant recipients and by new investors, based upon an assumed initial public offering price of $            per share (the mid-point of the initial public offering price range) and before deducting estimated underwriting discounts and commissions and offering expenses:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

              Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares and no exercise of any outstanding options. If the underwriters' option to purchase additional shares is exercised in full, our existing stockholders would own approximately        % and our new investors would own approximately         % of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after this offering

would be $            per share, and the dilution in the pro forma net tangible book value per share to new investors in this offering would be $            per share.

              The tables and calculations above are based on            shares of common stock outstanding as of June 30, 2011, give effect to the conversion of our outstanding preferred stock into common stock on a one-for-one basis that will occur in connection with this offering, the proposed            -for-            stock split we intend to effect prior to the completion of this offering and assume no exercise by the underwriters of their option to purchase up to an additional            shares from us and the selling stockholders to cover overallotment of shares. This number excludes, as of June 30, 2011, an aggregate of            shares of common stock reserved for issuance under our equity incentive plan that we intend to adopt in connection with this offering.

              To the extent that any outstanding options are exercised, new investors will experience further dilution. As of June 30, 2011, 4,694,327 shares of common stock were issuable upon the exercise of outstanding options at a weighted-average exercise price of $11.92 per share. If all of our outstanding options had been exercised as of June 30, 2011, our pro forma net tangible book value as of June 30, 2011 would have been approximately $             million or $            per share of our common stock, and the pro forma net tangible book value after giving effect to this offering would have been $            per share, representing dilution in our pro forma net tangible book value per share to new investors of $            .

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

              The following table provides selected historical consolidated financial and operating data for the periods and as of the dates indicated. We derived the consolidated statements of operations data for the fiscal years ended December 31, 2010, 2009 and 2008 and selected consolidated balance sheet data as of December 31, 2010 and 2009 from our audited consolidated financial statements included elsewhere in this prospectus. The selected statement of operations data for the fiscal years ended December 31, 2007 and 2006 and the selected consolidated balance sheet data as of December 31, 2008, 2007 and 2006 have been derived from our consolidated financial statements not included in this prospectus. We derived the consolidated statements of operations data for the six months ended June 30, 2011 and 2010 and the selected balance sheet data as of June 30, 2011, from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data.

              The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Transaction fees—relationship trading	$30,553	$25,166	$51,222	$44,232	$55,820	$55,436	$41,764
Transaction fees—active trading	12,783	11,528	21,350	4,450	2,948	2,347	3,095
User, settlement, and license fees	13,477	12,895	26,336	23,835	22,262	19,473	17,309
Interest and other income	141	127	157	405	1,223	2,157	1,612

Total revenues	56,954	49,716	99,065	72,922	82,253	79,413	63,780

Operating Expenses
Salaries and benefits	24,590	19,113	38,869	27,711	30,608	32,770	28,425
Technology	3,032	3,713	7,068	4,820	5,880	6,517	6,351
General and administrative	2,992	2,487	6,107	4,319	5,473	4,681	4,927
Marketing	789	621	1,063	1,018	1,139	1,635	875
Professional fees	778	692	1,565	1,387	1,042	910	1,838
Depreciation and amortization	4,866	4,082	8,749	7,599	6,820	5,681	4,802

Total operating expenses	37,047	30,708	63,421	46,854	50,962	52,194	47,218

Income before income tax provision	19,907	19,008	35,644	26,068	31,291	27,219	16,562
Income tax provision	8,527	7,726	14,486	11,125	14,497	11,097	2,802

Net income	$11,380	$11,282	$21,158	$14,943	$16,794	$16,122	$13,760
Accretion and allocated earnings of preferred stock	5,604	5,387	10,506	8,571	8,754	8,269	5,190

Net income allocated to common stockholders	$5,776	$5,895	$10,652	$6,372	$8,040	$7,853	$8,570

Earnings per common share:
Basic	$0.27	$0.28	$0.50	$0.30	$0.39	$0.38	$0.41
Diluted	0.27	0.28	0.50	0.30	0.38	0.37	0.40
Weighted-average common shares outstanding:
Basic	21,043,899	21,136,703	21,133,143	21,136,703	20,765,202	20,849,697	20,728,884
Diluted	21,517,390	21,329,167	21,383,487	21,244,983	21,407,096	21,367,672	21,616,266

		As of December 31,
	As of June 30, 2011
		2010	2009	2008	2007	2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$106,257	$96,682	$78,742	$67,371	$47,060	$37,538
Investments available for sale	7,053	6,937	6,587	5,769	6,051	4,998
Total assets	191,148	178,130	150,736	129,614	113,130	102,116
Total current liabilities	16,674	18,090	16,002	12,824	15,901	14,502
Redeemable convertible preferred stock	103,712	100,096	93,239	86,852	80,902	75,359
Total liabilities, redeemable convertible preferred stock and stockholders' equity	191,148	178,130	150,736	129,614	113,130	102,116

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

              The following discussion summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with "Selected Historical Consolidated Financial Data" and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections entitled "Risk Factors" and "Forward-Looking Statements." References to "fiscal year" or "fiscal" refer to our fiscal year ending on December 31 in each calendar year.

Overview

              We are the leading independent global provider of electronic FX trading solutions to over 1,000 institutions globally. We provide institutional clients with 24-hour direct access, five days per week, to the FX market, which is the world's largest and most liquid financial market. Our proprietary technology platform enables us to deliver efficient and reliable FX price discovery, trade execution and pre-trade and post-trade automated workflow services for more than 400 currency pairs with access to a deep pool of liquidity from the world's leading banks and other liquidity providers.

              Our comprehensive suite of electronic FX trading products includes FX spot, FX forwards, FX swaps and NDFs. In addition to our core electronic FX trading solutions, our platform supports the OTC trading of gold and silver on a spot, forward or swap basis and provides access to bank deposits. We offer single point access to multiple execution mechanisms, including collaborative trading, request for stream, continuous streaming prices, an anonymous ECN as well as execution mechanisms proprietary to specific liquidity providers. Our platform also supports advanced order types, such as limit, pegged, stop, and variable time weighted-average price, or "TWAP," orders. In addition to facilitating our clients' FX transactions, we also license our technology as white-labeled enterprise solutions distributed under our clients' brands.

              The majority of our revenues are derived from transaction fees, which are generally calculated based on the notional value of trades executed on our platform. We derive these transaction fees from our clients' use of relationship trading and active trading systems. Relationship trading revenues include fees related to our multi-dealer request for stream and collaborative trading systems and money market trading, which are used primarily by clients such as corporations and asset managers to hedge commercial risk and facilitate foreign currency payments in the ordinary course of their business. Active trading revenues include fees related to our ECN platform (Order Book), and our multi-dealer continuous stream platform (Bank Stream), which are used primarily by banks, broker-dealers, hedge funds, prime brokers and other market participants who trade currencies as a central activity or profit center.

              Transaction fees are generally expressed as a rate per million dollars of trading volume. Transaction fee revenues are calculated by multiplying the average rate per million times the volume that is transacted on our platform. Because transaction fees are generally subject to tiered pricing based on volume, average transaction fees per million for a customer decline as their volumes grow. Therefore, if volume increases, we would expect a decrease in average transaction fees per million.

              We also generate revenues through user, settlement, and license fees. These fees include charges to clients to access our platform, to execute post-trade messaging for transaction settlement, to license our systems for their internal or external use on a white-labeled basis, for access to premium transaction summary reports, for connectivity charges we incur on behalf of customers, and other administrative fees. User, settlement, and license fees are generally variable based on the number of users with billable system access and the number of transactions processed using Settlement Center. Customers use our Settlement Center to manage post-trade messaging with a network of approximately 340 bank settlement counterparties, custodians and prime brokers. These fees are generally recurring fees invoiced monthly, with a small portion of one-time integration fees.

Key Operating Metrics

              We believe that there are two key variables that impact the revenues earned by us:

  •
  the volumes that are transacted on our platform; and

  •
  the amount of transaction fees that we collect for trades executed through the platform (which are a result of our pricing tiers and the mix of contracts that we transact).

              Volume is a function of the number of clients and the frequency that they transact on our platform. The table below sets forth our trading volume, trading days and average daily volumes for the six months ended June 30, 2011 and 2010 and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006:

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Total Trading Volume (in millions)(1)
Relationship Trading	$8,405,291	$6,236,382	$13,084,010	$10,907,697	$14,048,001	$12,848,381	$9,467,786
Active Trading	2,017,737	1,608,060	2,984,525	601,104	386,459	204,698	166,697

Total	$10,423,028	$7,844,442	$16,068,535	$11,508,801	$14,434,460	$13,053,079	$9,634,483
Trading Days(2)	128	127	258	258	259	258	257
Average Daily Volume (in millions)
Relationship Trading	$65,666	$49,105	$50,713	$42,278	$54,240	$49,800	$36,840
Active Trading	15,764	12,662	11,568	2,330	1,492	793	648

Total	$81,430	$61,767	$62,281	$44,608	$55,732	$50,593	$37,488

(1)
Notional U.S. dollar-equivalent (calculated at the time of trade) of trades executed on FXall generating variable transaction fees (single count), in millions.

(2)
We count trading days to include each Monday through Friday excluding New Year's Day, Good Friday and Christmas Day.

              Transaction fees are tied directly to the volume of trading on our platform and, accordingly, to global FX trading volumes. The global FX market is the largest and one of the fastest growing liquid markets in the world. The average daily volume in the global FX market grew approximately 20% over the past three years, from approximately $3.3 trillion in 2007 to approximately $4.0 trillion in 2010. We believe the growth in FX trading volumes during this period, amid the global financial crisis, demonstrates the overall resiliency of the FX market.

              We believe that the increase in average daily FX trading volumes can be attributed to various factors, including: the rising importance of FX as an asset class, the increased trading activity of hedge funds and high frequency traders and the growth of electronic execution methods, which have lowered transaction costs, increased market liquidity and attracted greater participation from many customer types. In addition, the trading volumes of mutual funds, insurance companies, pension funds, and other asset managers have grown as a result of increasing assets under management invested internationally. Corporations continue to actively manage their FX exposure in increasingly sophisticated ways as their businesses expand globally. According to Standard and Poor's, foreign sales accounted for 40% of total revenues for S&P 500 companies that reported foreign sales in 2010. In order to increase customer trading volume, we focus our marketing and our customer service and education activities on attracting new customers, and on increasing overall customer trading activity.

              The amount of transaction fees reflects a blended average of our pricing at various tiers across our products, The following table sets forth our average transaction fee per million of notional amount for the six months ended June 30, 2011 and 2010 and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Average Transaction Fee per Million
Relationship Trading	$3.63	$4.03	$3.91	$4.05	$3.97	$4.31	$4.41
Active Trading	6.34	7.17	7.15	7.40	7.63	11.47	18.57
Total	$4.15	$4.68	$4.51	$4.22	$4.07	$4.42	$4.66

              User, settlement, and license fees are generally variable based on the number of billable users with system access and the number of post-trade messages generated using Settlement Center. For the year ended December 31, 2010, of the total revenues generated by this category, user fees accounted for approximately 60%, settlement fees accounted for approximately 15% and license and other fees accounted for approximately 25%.

Components of Our Operating Results

              The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

Total Revenues

              The majority of our revenues are derived from transaction fees, which are divided into transaction fees—relationship trading and transaction fees—active trading. In addition, we generate revenues from user, settlement and license fees, as well as interest and other income.

              Transaction fees—relationship trading.    Transaction fees—relationship trading includes transaction fees related to our multi-dealer request for stream and collaborative trading systems and money market trading, which are used primarily by clients such as corporations and asset managers. Transaction fees—relationship trading are generally paid by the liquidity provider. Relationship trading systems support trading in FX spot, FX forwards (including non-deliverable forwards) and FX swaps. Transaction fees per million are generally higher for FX spot and FX forward transactions and lower for FX swap transactions. The average transaction fee per million on relationship trading systems is influenced by the mix of FX spot, FX forwards and FX swaps, as well as by our standardized tiered volume pricing model.

              Transaction fees—active trading.    Transaction fees—active trading include transaction fees related to our ECN platform (Order Book) and our multi-dealer continuous stream (Bank Stream) platform, which are used primarily by banks, broker-dealers, hedge funds, prime brokers and other market participants. Transaction fees—active trading are generally paid by both parties to each transaction. Active trading systems currently support trading of FX spot only. The average fee per million for active trading is higher than the average fee per million for relationship trading primarily for two reasons: first, both parties to each active trading transaction generally pay a transaction fee, and second, relationship trading includes FX swap transactions, which have lower fees per million than FX spot transactions.

              User, settlement, and license fees.    User, settlement, and license fees include charges to customers to access our platform, to execute post-trade messaging for transaction settlement, to license our systems for their internal or external use on a white-labeled basis, for access to premium transaction summary reports, for connectivity charges we incur on behalf of customers, and other administrative fees. A small portion of these fees relates to one-time integration, but the majority are recurring fees invoiced monthly.

              Interest and other income.    Interest and other income includes interest and dividend income on our cash and cash equivalents and our investments available-for-sale (which are generally amounts invested in a short-term investment-grade bond mutual fund), as well as gains and losses on transactions denominated in foreign currencies.

Operating Expenses

              Salaries and benefits.    Salaries and benefits are our most significant expense and include employee salaries, non-stock-based incentive compensation, stock-based compensation, employee benefits, payroll taxes, recruiting costs and other related employee costs. These expenses generally increase as we add staff to support growth in customers and volumes and to develop and support additional systems.

              Technology.    Technology expenses consist primarily of costs relating to maintenance of hardware and software, data center hosting costs and data communications provided by outside vendors. These expenses are affected primarily by the amount of hardware used by the Company, use of third-party software, growth of trading volume, our network capacity requirements and by changes in the number of telecommunication hubs and connections, which provide our customers with direct access to our electronic trading platform.

              General and administrative.    General and administrative expenses consist primarily of occupancy costs related to leased property, travel and entertainment expenses, provision for doubtful accounts, and other corporate and administrative expenses that support our operations.

              Marketing.    Marketing expenses consist primarily of costs associated with attending or exhibiting at industry conferences and conventions; electronic media, print and other advertising costs to promote our products and services; and corporate communications.

              Professional fees.    Professional fees consist primarily of fees for legal and accounting services and other professional advisors.

              Depreciation and amortization.    We depreciate our computer hardware and related software, office hardware and furniture and fixtures and amortize our capitalized software development costs on a straight line basis over three to ten years. We amortize leasehold improvements on a straight-line basis over the lesser of the life of the improvement or the term of the lease. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized over their estimated useful lives, ranging from two to fifteen years.

Future Public Company Expenses

              We expect our operating expenses to increase when we become a public company after this offering. We expect our accounting, legal and personnel-related expenses and directors' and officers' insurance costs to increase as we establish more comprehensive compliance and governance functions, maintain and review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and prepare and distribute periodic reports, as required by the rules and regulations of the SEC.

Accretion and Allocated Earnings of Preferred Stock

              We are accreting the initial value of our Series A Preferred Stock to its estimated redemption value using the effective interest method through August 2012. The accretion amounts are recorded as a reduction to retained earnings. In addition, the holders of our preferred stock are entitled to participate with common stockholders in the distribution of earnings through dividends. Both of these items are reflected in our statements of operations as a reduction in net income attributable to common stockholders. All outstanding shares of preferred stock will convert to common stock on a one-for-one basis upon the consummation of this offering.

Acquisition and Purchase Accounting

              On December 31, 2009, we acquired all of the outstanding capital stock of LTI, a New York City-based provider of systems for foreign exchange trading and order management, from Citigroup Financial Products Inc., or the "LTI Acquisition." The LTI Acquisition expanded our customer base, broadened our product capabilities and added experienced technical, sales and services staff with expertise in institutional FX trading systems. The LTI acquisition added 77 clients and contributed $13.5 million to 2010 reported revenues.

              The aggregate consideration for the LTI Acquisition was $7.4 million in cash. The transaction also included a contingent return, or claw-back provision, that was estimated at $2.3 million at the time of closing and was based on the revenues earned from LTI customers on our platform post-closing. The seller paid the claw-back amount of $2.3 million to the Company in June 2011. Because the actual claw-back equaled the amount estimated at the time of the acquisition, this payment did not result in a gain or loss.

              We accounted for the LTI Acquisition using the purchase method of accounting. As a result, the purchase price for the LTI Acquisition was allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values as of the date of the LTI Acquisition. The excess of the purchase price over the fair value of assets and liabilities was assigned to goodwill, which is not amortized for accounting purposes, but is subject to testing for impairment at least annually. The application of purchase accounting resulted in an increase in depreciation and amortization expense in the periods subsequent to the LTI Acquisition relating to our acquired assets.

Results of Operations

              The table below sets forth our historical consolidated results of operations in thousands of dollars and as a percentage of total revenues for the six months ended June 30, 2011 and 2010, and for the years ended December 31, 2010, 2009 and 2008:

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Consolidated Statements of Operations Data:
Revenues
Transaction fees—relationship trading	$30,553	$25,166	$51,222	$44,232	$55,820
Transaction fees—active trading	12,783	11,528	21,350	4,450	2,948
User, settlement, and license fees	13,477	12,895	26,336	23,835	22,262
Interest and other income	141	127	157	405	1,223

Total revenues	56,954	49,716	99,065	72,922	82,253

Operating Expenses
Salaries and benefits	24,590	19,113	38,869	27,711	30,608
Technology	3,032	3,713	7,068	4,820	5,880
General and administrative	2,992	2,487	6,107	4,319	5,473
Marketing	789	621	1,063	1,018	1,139
Professional fees	778	692	1,565	1,387	1,042
Depreciation and amortization	4,866	4,082	8,749	7,599	6,820

Total operating expenses	37,047	30,708	63,421	46,854	50,962

Income before income tax provision	19,907	19,008	35,644	26,068	31,291
Income tax provision	8,527	7,726	14,486	11,125	14,497

Net income	$11,380	$11,282	$21,158	$14,943	$16,794

Percentage of Total Revenues:
Revenues
Transaction fees—relationship trading	54%	51%	52%	61%	68%
Transaction fees—active trading	22	23	21	6	4
User, settlement, and license fees	24	26	27	33	27
Interest and other income	0	0	0	0	1

Total revenues	100%	100%	100%	100%	100%

Operating Expenses
Salaries and benefits	43%	39%	39%	38%	37%
Technology	5	8	7	7	7
General and administrative	5	5	6	6	7
Marketing	2	1	1	1	2
Professional fees	1	1	2	2	1
Depreciation and amortization	9	8	9	10	8

Total operating expenses	65%	62%	64%	64%	62%

Income before income tax provision	35%	38%	36%	36%	38%
Income tax provision	15	16	15	15	18

Net income	20%	22%	21%	21%	20%

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

Total Revenues

              Our total revenues increased $7.2 million, or 15%, to $57.0 million for the six months ended June 30, 2011, compared to $49.7 million for the six months ended June 30, 2010. The increase in total revenues was primarily attributable to an increase in transaction fees of $6.6 million.

              Transaction fees—relationship trading.    Transaction fees—relationship trading increased $5.4 million, or 21%, to $30.6 million for the six months ended June 30, 2011, compared to $25.2 million for the six months ended June 30, 2010. The increase in revenues was driven by a 35% increase in trading volume due primarily to an increase in the average volume per client as well as an increase in the number of relationship trading clients. This increase was partially offset by a decrease in the average transaction fee per million of 10%, primarily due to a change in product mix and our tiered volume pricing model.

              Transaction fees—active trading.    Transaction fees—active trading increased $1.3 million, or 11%, to $12.8 million for the six months ended June 30, 2011, compared to $11.5 million for the six months ended June 30, 2010. The increase in revenues was driven by a 25% increase in trading volume due primarily due to an increase in active trading clients as well as an increase in the average volume per client. This increase was partially offset by a decrease in the average transaction fee per million of 12% primarily due to tiered volume pricing.

              User, settlement, and license fees.    User, settlement, and license fees increased $0.6 million, or 5%, to $13.5 million for the six months ended June 30, 2011, compared to $12.9 million for the six months ended June 30, 2010. The increase was primarily attributable to a $0.8 million increase in user fees, which was partially offset by a decrease of $0.2 million in connectivity charges.

              Interest and other income.    Interest and other income remained unchanged at $0.1 million for the six months ended June 30, 2011 and 2010.

Operating Expenses

              Our operating expenses increased $6.3 million, or 21%, to $37.0 million for the six months ended June 30, 2011, compared to $30.7 million for the six months ended June 30, 2010. The increase in operating expenses was primarily due to higher salaries and benefits of $5.5 million, general and administrative expenses of $0.5 million and depreciation and amortization of $0.8 million, partially offset by a decrease in technology expenses of $0.7 million.

              Salaries and benefits.    Salaries and benefits increased $5.5 million, or 29%, to $24.6 million for the six months ended June 30, 2011 compared to $19.1 million for the six months ended June 30, 2010. This increase was primarily attributable to an increase in salaries of $2.1 million due to increased headcount and compensation levels to support the growth in our business, higher non-stock-based incentive compensation of $1.8 million due to improved operating performance, and $1.8 million in increased stock-based compensation due to additional awards granted in December 2010, which are accounted for under the graded vesting method (see "Critical Accounting Policies and Estimates—Stock-Based Compensation").

              Technology.    Technology expenses decreased $0.7 million, or 18%, to $3.0 million for the six months ended June 30, 2011 compared to $3.7 million for the six months ended June 30, 2010. The decrease was primarily attributable to a $1.1 million decrease in costs related to a transition services agreement with Citigroup Financial Products Inc. that was entered into as part of the LTI Acquisition, which was partially offset by an increase of $0.3 million in maintenance and hosting expenses to support the growth in our business.

              General and administrative.    General and administrative expenses increased $0.5 million, or 20%, to $3.0 million for the six months ended June 30, 2011 compared to $2.5 million for the six months ended June 30, 2010. The increase was primarily attributable to a $0.3 million increase in travel and entertainment expenses as a result of increased headcount and provisions for bad debt expense of $0.2 million.

              Depreciation and amortization.    Depreciation and amortization expenses increased $0.8 million, or 19%, to $4.9 million for the six months ended June 30, 2011 compared to $4.1 million for the six months ended June 30, 2010. The increase was primarily attributable to $16.6 million in capital expenditures in 2010, $11.0 million of which occurred in the second half of 2010. The capital expenditures were related to the continued development of our trading platform and the move of our corporate offices to new premises in September, 2010.

Provision for Income Taxes

              Provision for income taxes increased $0.8 million, or 10%, to $8.5 million for the six months ended June 30, 2011 compared to $7.7 million for the six months ended June 30, 2010. The increase in our provision for income taxes was primarily due to a $0.9 million increase in our pre-tax income and an increase in our effective income tax rate from 40.6% to 42.8%. During 2010, we increased the tax rates used for recording our deferred tax assets to reflect the tax rates anticipated to be in effect when the temporary differences are expected to reverse, and we recorded certain provisions to return adjustments, resulting in a decrease in tax expense of $1.0 million. See "Critical Accounting Policies and Estimates—Income Taxes."

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Total Revenues

              Our total revenues increased $26.1 million, or 36%, to $99.1 million for the year ended December 31, 2010 compared to $72.9 million for the year ended December 31, 2009. The increase in total revenues was primarily attributable to an increase in transaction fees of $23.9 million largely driven by active trading and an increase in user, settlement, and license fees of $2.5 million.

              Transaction fees—relationship trading.    Transaction fees—relationship trading increased $7.0 million, or 16%, to $51.2 million for the year ended December 31, 2010 compared to $44.2 million for the year ended December 31, 2009. The increase in revenues was driven by a 20% increase in trading volume due primarily to higher average volume per client as well as an increase in the number of relationship trading clients, partially offset by a 3% decrease in the average transaction fee per million.

              Transaction fees—active trading.    Transaction fees—active trading increased $16.9 million, or 380%, to $21.4 million for the year ended December 31, 2010 compared to $4.5 million for the year ended December 31, 2009. The growth in revenues was primarily driven by the LTI Acquisition and growth in interdealer trading volumes. The LTI Acquisition and the further adoption of interdealer trading contributed to an increase in trading volumes of 397% and an increase in the average volume per client as well as an increase in the number of active trading clients, while the average transaction fee per million decreased 3%.

              User, settlement, and license fees.    User, settlement, and license fees increased $2.5 million, or 10%, to $26.3 million for the year ended December 31, 2010 compared to $23.8 million for the year ended December 31, 2009. The increase was primarily attributable to an increase of $1.3 million in user fees, $0.8 million in increased license fees for our white-labeled order management product, which was acquired as part of the LTI Acquisition, and an increase of $0.2 million in connectivity charges.

              Interest and other income.    Interest and other income decreased $0.2 million to $0.2 million for the year ended December 31, 2010, compared to $0.4 million for the year ended December 31, 2009. The decrease was related to a decrease in interest income and an increase in foreign currency exchange losses in translating our foreign currency transactions into U.S. dollars.

Operating Expenses

              Our operating expenses increased $16.6 million, or 35%, to $63.4 million for the year ended December 31, 2010, compared to $46.9 million for the year ended December 31, 2009. The increase in operating expenses was primarily due to higher salaries and benefits of $11.2 million, increased technology expenses of $2.2 million, increased general and administrative expense of $1.8 million, and increased depreciation and amortization of $1.2 million.

              Salaries and benefits.    Salaries and benefits increased $11.2 million, or 40%, to $38.9 million for the year ended December 31, 2010, compared to $27.7 million for the year ended December 31, 2009. The increase was primarily attributable to an increase in salaries of $4.3 million due to increased headcount and compensation levels to support the growth in our business, higher non-stock-based incentive compensation of $4.3 million due to improved operating performance, and an increase of $2.6 million in benefits, taxes and other employee related costs.

              Technology.    Technology expenses increased $2.2 million, or 47%, to $7.1 million for the year ended December 31, 2010, compared to $4.8 million for the year ended December 31, 2009. The increase was primarily attributable to a $2.4 million increase in costs related to a transition services agreement with Citigroup Financial Products Inc. which was entered into as part of the LTI Acquisition, partially offset by a $0.2 million decrease in consulting costs.

              General and administrative.    General and administrative expenses increased $1.8 million, or 41%, to $6.1 million for the year ended December 31, 2010, compared to $4.3 million for the year ended December 31, 2009. The increase was primarily attributable to a $0.9 million non-recurring increase in occupancy costs due to the move of our corporate offices and a $0.6 million increase in travel and entertainment expenses as a result of increased headcount.

              Depreciation and amortization.    Depreciation and amortization expense increased $1.2 million, or 15%, to $8.7 million for the year ended December 31, 2010, compared to $7.6 million for the year ended December 31, 2009. The increase was primarily attributable to $16.6 million in capital expenditures to support the continued growth in our business and development of our trading platform and the amortization of intangibles related to the LTI Acquisition.

Provision for Income Taxes

              Provision for income taxes increased $3.4 million, or 30%, to $14.5 million for the year ended December 31, 2010, compared to $11.1 million for the year ended December 31, 2009. The increase in our provision for income taxes is due to a $9.6 million increase in our pre-tax income which was partially offset by a decrease in our effective income tax rate from 42.7% to 40.6%.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Total Revenues

              Our total revenues decreased $9.3 million, or 11%, to $72.9 million for the year ended December 31, 2009, compared to $82.3 million for the year ended December 31, 2008. The decrease in total revenues was primarily attributable to a decrease in transaction fees of $10.1 million, which was partially offset by an increase of $1.6 million in user, settlement, and license fees.

              Transaction fees—relationship trading.    Transaction fees—relationship trading decreased $11.6 million, or 21%, to $44.2 million for the year ended December 31, 2009, compared to $55.8 million for the year ended December 31, 2008. The decrease in revenues was driven by a 22% decrease in trading volume due to the global credit crisis which was partially offset by a 2% increase in the average transaction fee per million.

              Transaction fees—active trading.    Transaction fees—active trading increased $1.5 million, or 51%, to $4.5 million for the year ended December 31, 2009, compared to $2.9 million for the year ended December 31, 2008. The growth in revenues was driven by a 56% overall increase in active trading volumes, primarily related to growth in interdealer trading volumes, which was partially offset by a 3% decrease in the average transaction fee per million.

              User, settlement, and license fees.    User, settlement, and license fees increased $1.6 million, or 7%, to $23.8 million for the year ended December 31, 2009, compared to $22.3 million for 2008. The increase was primarily attributable to a $1.3 million increase in user fees, $1.2 million in increased license fees for our white-labeled solutions, partially offset by a decrease in settlement fees of $0.5 million and other fees of $0.4 million due to decreased trading during the global credit crisis.

              Interest and other income.    Interest and other income decreased to $0.8 million, or 67%, to $0.4 million for the year ended December 31, 2009, compared to $1.2 million for the year ended December 31, 2008. The decrease was primarily related to a decrease in interest income due to a decrease in interest rates as a result of the global credit crisis.

Operating Expenses

              Our operating expenses decreased $4.1 million, or 8%, to $46.9 million for the year ended December 31, 2009, compared to $51.0 million for the year ended December 31, 2008. The decrease in operating expenses was primarily due to a decrease in salaries and benefits of $2.9 million, a decrease in technology expenses of $1.1 million and a decrease in general and administrative expense of $1.2 million, partially offset by an increase in depreciation and amortization of $0.8 million.

              Salaries and benefits.    Salaries and benefits decreased $2.9 million, or 9%, to $27.7 million for the year ended December 31, 2009, compared to $30.6 million for the year ended December 31, 2008. The decrease was primarily attributable to a decrease in salaries of $1.2 million due to decreased average headcount resulting from the global credit crisis, decreased stock-based compensation of $1.3 million due to the timing of when awards were granted, and a decrease of $1.2 million in benefits, taxes and other employee related costs, all of which were partially offset by an increase in non-stock-based incentive compensation of $0.9 million.

              Technology.    Technology expenses decreased $1.1 million, or 18%, to $4.8 million for the year ended December 31, 2009, compared to $5.9 million for the year ended December 31, 2008. The decrease was primarily attributable to cost reduction initiatives in late 2008 and 2009 as a result of the global credit crisis.

              General and administrative.    General and administrative expenses decreased $1.2 million, or 21%, to $4.3 million for the year ended December 31, 2009, compared to $5.5 million for the year ended December 31, 2008. The decrease was primarily attributable to a $0.4 million decrease in occupancy costs due to more favorable lease terms at our international locations and $0.5 million in decreased travel and entertainment expenses as a result of decreased headcount.

              Professional fees.    Professional fees increased $0.3 million, or 33%, to $1.4 million for the year ended December 31, 2009, compared to $1.0 million for the year ended December 31, 2008. This increase was attributable to increased legal costs related to the LTI Acquisition.

              Depreciation and amortization.    Depreciation and amortization expense increased $0.8 million, or 11%, to $7.6 million for the year ended December 31, 2009, compared to $6.8 million for the year ended December 31, 2008. The increase was primarily attributable to $6.5 million in capital expenditures, $4.9 million of which were related to the continued development of our trading platform.

Provision for Income Taxes

              Provision for income taxes decreased $3.4 million, or 23%, to $11.1 million for the year ended December 31, 2009, compared to $14.5 million for the year ended December 31, 2008. The decrease in our provision for income taxes is due to a $5.2 million decrease in our pre-tax income and a decrease in our effective income tax rate from 46.3% to 42.7%. During 2008, we recorded adjustments to our deferred tax assets and certain provisions to return adjustments which resulted in an increase in tax expense of $1.1 million.

Quarterly Results of Operations

              The tables below set forth unaudited consolidated results of operations in thousands of dollars and as a percentage of total revenues for the three months ended June 30, 2011 and March 31, 2011 and the four quarters of fiscal year 2010. We have prepared our consolidated statements of operations for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

              Our quarterly results have historically varied primarily as a result of changes in trading volume due to market conditions, changes in the number of trading days during certain quarters, and seasonal effects caused by slow-downs in trading activity during periods containing holidays, and generally during the summer months of each year. We tend to experience increased trading volumes during the last month of each quarter.

              Our revenues generally increased sequentially in each of the quarters presented as a result of increased trading volumes on our systems. Revenues decreased in the third quarter of 2010 compared to the prior quarter, primarily due to a decrease in the average transaction fee per million in relationship trading and decreased trading volumes in active trading.

              Operating expenses have fluctuated both in absolute dollars and as a percentage of revenues from quarter to quarter due primarily to changes in the average headcount across all functions, payroll taxes associated with the payment of non-stock-based incentive compensation, stock-based compensation and the capitalization of software development costs.

	Three Months Ended
	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
Transaction fees—relationship trading	$15,798	$14,755	$13,643	$12,413	$12,802	$12,364
Transaction fees—active trading	7,023	5,760	5,100	4,722	5,670	5,858
User, settlement, and license fees	6,608	6,869	6,823	6,618	6,587	6,308
Interest and other income	51	90	(24)	54	59	68

Total revenues	29,480	27,474	25,542	23,807	25,118	24,598

Operating Expenses
Salaries and benefits	12,460	12,130	10,408	9,348	9,096	10,017
Technology	1,448	1,584	1,467	1,888	1,795	1,918
General and administrative	1,523	1,469	1,876	1,744	1,348	1,139
Marketing	356	433	208	234	236	385
Professional fees	351	427	537	336	356	336
Depreciation and amortization	2,434	2,432	2,398	2,269	2,102	1,980

Total operating expenses	18,572	18,475	16,894	15,819	14,933	15,775

Income before income tax provision	10,908	8,999	8,648	7,988	10,185	8,823
Income tax provision	4,673	3,854	3,514	3,246	4,140	3,586

Net income	$6,235	$5,145	$5,134	$4,742	$6,045	$5,237

Other Financial Data:
Adjusted EBITDA(1)	$14,813	$12,636	$11,894	$10,722	$12,756	$11,241
Adjusted Net Income(1)	7,100	5,881	5,593	5,025	6,334	5,516
Percentage of Total Revenues:
Revenues
Transaction fees—relationship trading	54%	54%	53%	52%	51%	50%
Transaction fees—active trading	24	21	20	20	23	24
User, settlement, and license fees	22	25	27	28	26	26
Interest and other income	0	0	0	0	0	0

Total revenues	100%	100%	100%	100%	100%	100%

Operating Expenses
Salaries and benefits	43%	44%	41%	39%	36%	41%
Technology	5	6	6	8	7	8
General and administrative	5	5	7	7	5	5
Marketing	1	2	1	1	1	1
Professional fees	1	1	2	1	2	1
Depreciation and amortization	8	9	9	10	8	8

Total operating expenses	63%	67%	66%	66%	59%	64%

Income before income tax provision	37%	33%	34%	34%	41%	36%
Income tax provision	16	14	14	14	17	15

Net income	21%	19%	20%	20%	24%	21%

(1)
"Adjusted EBITDA" represents net income before interest and other income, depreciation and amortization, income tax expense and stock-based compensation.

"Adjusted Net Income" represents net income before stock-based compensation expense, net of tax.

Our management uses Adjusted EBITDA and Adjusted Net Income to measure operating performance, to plan and to prepare annual budgets, to allocate resources to enhance the financial performance of our business, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concurring our financial performance. Management may also consider Adjusted EBITDA and Adjusted Net Income, among other factors, when determining management's incentive compensation.

We also present Adjusted EBITDA and Adjusted Net Income as supplemental performance measures because we believe that these measures provide our board of directors, management and investors with additional information to measure our performance. Adjusted EBITDA provides comparisons from period to period by excluding potential differences caused by variations in the age and book depreciation of fixed assets (affecting relative depreciation expense) and amortization of internal use software, and changes in interest and other income that are influenced by capital structure decisions and capital markets conditions. Management also believes it is useful to exclude stock-based compensation expense from Adjusted EBITDA and Adjusted Net Income because non-cash equity grants made at a certain price and point in time do not necessarily reflect how our business is performing at any particular time.
    Adjusted EBITDA and Adjusted Net Income are not measurements of our financial performance under U.S. GAAP and should not be considered as an alternative to net income, operating loss or any other performance measures derived in accordance with U.S. GAAP, or as an alternative to cash flows from operating activities as a measure of our profitability or liquidity.
    In particular you should consider: Adjusted EBITDA and Adjusted Net Income do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments; Adjusted EBITDA and Adjusted Net Income do not reflect changes in, or cash requirements for, our working capital needs; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; Adjusted EBITDA and Adjusted Net Income do not reflect the non-cash component of employee compensation; and other companies in our industry may calculate Adjusted EBITDA and Adjusted Net Income differently than we do, limiting their usefulness as a comparative measure.
    The table below sets forth a reconciliation of net income to Adjusted EBITDA for the periods presented:

	Three Months Ended
	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
	(in thousands, unaudited)
Net income	$6,235	$5,145	$5,134	$4,742	$6,045	$5,237
Interest and other income	(51)	(90)	24	(54)	(59)	(68)
Depreciation and amortization	2,434	2,432	2,398	2,269	2,102	1,980
Income tax expense	4,673	3,854	3,514	3,246	4,140	3,586
Stock-based compensation expense	1,522	1,295	824	519	528	506

Adjusted EBITDA	$14,813	$12,636	$11,894	$10,722	$12,756	$11,241

              The table below sets forth a reconciliation of net income to Adjusted Net Income for the periods presented:

	Three Months Ended
	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
	(in thousands, unaudited)
Net income	$6,235	$5,145	$5,134	$4,742	$6,045	$5,237
Stock-based compensation expense, net of tax	865	736	459	283	289	279

Adjusted net income	$7,100	$5,881	$5,593	$5,025	$6,334	$5,516

              The following table sets forth certain operational trading data for the three months ended June 30, 2011 and March 31, 2011 and the four quarters of fiscal year 2010:

	Three Months Ended
	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Total Trading Volume (in millions)(1)
Relationship trading	$4,355,764	$4,049,526	$3,615,911	$3,231,717	$3,168,979	$3,067,403
Active trading	1,131,427	886,311	721,986	654,480	796,755	811,305

Total	$5,487,191	$4,935,837	$4,337,897	$3,886,197	$3,965,734	$3,878,708
Trading Days(2)	64	64	65	66	64	63
Average Daily Volume (in millions)
Relationship trading	$68,059	$63,274	$55,629	$48,966	$49,516	$48,689
Active trading	17,678	13,848	11,108	9,916	12,449	12,878

Total	$85,737	$77,122	$66,737	$58,882	$61,965	$61,567
Average Transaction Fee per Million
Relationship trading	$3.62	$3.64	$3.77	$3.84	$4.04	$4.03
Active trading	6.21	6.50	7.06	7.21	7.12	7.22
Total	$4.15	$4.15	$4.32	$4.41	$4.66	$4.70

(1)
Notional U.S. dollar-equivalent (calculated at the time of trade) of trades executed on FXall generating variable transaction fees (counting one side of the transaction), in millions.

(2)
We count trading days to include each Monday through Friday excluding New Year's Day, Good Friday and Christmas Day.

Liquidity and Capital Resources

              As of June 30, 2011, we had $106.3 million in cash and cash equivalents and $7.1 million in investments available-for-sale. These balances are maintained primarily to support operating activities and capital expenditures reasons and for short-term access to liquidity. We have no long-term or short-term debt or bank lines of credit. As of June 30, 2011, our regulatory cash requirement was $1.2 million.

              Historically, we have funded our operations and met our capital expenditure requirements primarily from our cash flows provided by operating activities and through equity financing. Our principal uses of cash have been for funding our operating expenses, capital expenditures and acquisitions.

              We expect our principal sources of future liquidity to come from cash flows provided by operating activities and financing activities we may pursue, such as this offering of common stock. We intend to use the net proceeds generated by this offering for capital expenditures, working capital and other general corporate purposes. In addition, we may also use a portion of cash from operations and the net proceeds of this offering to finance growth through the acquisition of, or investment into, businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise.

              We believe we have sufficient cash on hand, coupled with anticipated cash generated from operating activities and the proceeds from this offering to meet our operating requirements, for at least the next twelve months. Our long term future capital requirements will depend on many factors, most importantly, the continued growth of our revenues, the expansion of sales, marketing and development activities, potentially becoming a registered SEF and the capital and operating costs in connection therewith and the continued demand for our products and services.

Cash Flows

              The table below summarizes our primary sources and uses of cash for the six months ended June 30, 2011 and 2010, and for the years ended December 31, 2010, 2009 and 2008. We have derived the summarized statements of cash flows from the audited and unaudited consolidated financial statements included elsewhere in this prospectus.

	Six Months Ended
			Years Ended December 31,
	June 30, 2011	June 30, 2010
			2010	2009	2008
	(in thousands)
Net cash provided by (used in):
Operating activities	$13,346	$5,483	$36,008	$24,927	$26,742
Investing activities	(3,771)	(5,775)	(16,838)	(13,556)	(8,358)
Financing activities	—	—	(1,230)	—	1,927

Net (decrease) increase in cash and cash equivalents	$9,575	$(292)	$17,940	$11,371	$20,311

Operating activities

              Net cash provided by operating activities was $13.3 million for the six months ended June 30, 2011 compared to $5.5 million for the six months ended June 30, 2010. The increase of $7.9 million in net cash provided by operating activities was primarily attributable to an increase of $2.7 million in non-cash expenses related to depreciation and amortization, stock-based-compensation, and bad debt expense, and decreases in working capital of $8.2 million primarily related to income taxes, partially offset by a decrease in deferred tax expenses of $4.4 million.

              Net cash provided by operating activities was $36.0 million for the year ended December 31, 2010 compared to $24.9 million for the year ended December 31, 2009. The increase of $11.1 million in net cash provided by operating activities was primarily attributable to an increase in net income of $6.2 million, an increase in non-cash expenses related to depreciation and amortization and stock-based compensation of $1.2 million, an increase of $6.9 million in deferred tax expenses due to an accounting method change we made in 2010 in the way we account for internally developed software for tax purposes (see Note 2 to the Consolidated Financial Statements), and an increase of $2.8 million in deferred rent due to the move of our corporate offices, partially offset by a greater increase in working capital of $5.1 million.

              Net cash provided by operating activities was $24.9 million for the year ended December 31, 2009 compared to $26.7 million for the year ended December 31, 2008. The decrease of $1.8 million in net cash provided by operating activities was primarily due to a decrease in net income of $1.9 million, a decrease of $0.7 million in non-cash expenses related to depreciation and amortization, stock-based compensation, and bad debt expense, and a decrease of $1.3 million in deferred tax expenses, partially offset by decreases in working capital of $2.1 million.

Investing activities

              Net cash used in investing activities was $3.8 million for the six months ended June 30, 2011 compared to $5.8 million for the six months ended June 30, 2010. The decrease in net cash used in investing activities was primarily due to the $2.3 million receipt of the claw-back as part of the LTI Acquisition and a decrease of $0.7 million in property and equipment purchases, partially offset by a $1.0 million increase in capitalized software.

              Net cash used in investing activities was $16.8 million for the year ended December 31, 2010 compared to $13.6 million for the year ended December 31, 2009. The increase in net cash used in investing activities was due to a $2.5 million increase in capitalized software and a $7.6 million increase in property and equipment purchases, partially offset by a reduction of $6.8 million in cash used for acquisitions. The property and equipment purchases in 2010 included $5.2 million related to the move of our corporate offices to new premises in September, 2010, which we would not expect to regularly reoccur.

              Net cash used in investing activities was $13.6 million for the year ended December 31, 2009 compared to $8.4 million for the year ended December 31, 2008. The increase in net cash used in investing activities was due to $6.8 million in cash used for the LTI Acquisition, which was partially offset by a decrease of $1.3 million in capitalized software and a $0.3 million decrease in property and equipment purchases.

              In order to preserve and extend our offering of NDFs and to potentially expand our offering into FX options, we have invested in efforts to become a registered SEF. Although there can be no assurance that we will ultimately choose to do so or be successful in doing so, the costs of establishing and operating a SEF may be significant, though the exact costs are not yet known. This may have an impact on our capital expenditures in the future. We would also be subject to additional capital requirements as may be mandated by the CFTC and its rules and regulations.

              Our investing cash flows will be impacted in the future by any additional acquisitions we may make in the future. At this time, we cannot predict what the impact of these additional acquisitions on our cash flows will be.

Financing activities

              Net cash used in financing activities was $1.2 million for the year ended December 31, 2010 as a result of the redemption of common stock from an executive officer of the Company. Net cash provided by financing activities for the year ended December 31, 2008 was $1.9 million as a result of the sale of common stock to a director of the Company.

Contractual Obligations

              The following table reflects our contractual obligations as of December 31, 2010. Amounts we pay in future periods may vary from those reflected in the table:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	$15,029	$1,234	$2,830	$2,830	$8,135
Purchase obligations(1)	6,286	2,562	3,245	479	—

Total	$21,315	$3,796	$6,075	$3,309	$8,135

(1)
Represents commitments under non-cancellable service contracts primarily related to maintenance, hosting and bandwidth services.

Inflation

              We believe inflation has not had a material effect on our financial condition or results of operations in either of the six month periods ended June 30, 2011 or 2010, or in the years ended December 31, 2010, 2009 or 2008.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

              Interest rate risk represents our exposure to interest rate changes with respect to the money market instruments and short-term fixed-income securities in which we invest. As of June 30, 2011, we had $106.3 million in cash and cash equivalents and $7.1 million in investments available-for sale. We currently derive a minimal amount of interest income on our cash balances as interest rates are near-zero. Based on our cash and cash equivalents at June 30, 2011, we estimate that a 25 basis point increase in interest rates would increase our annual pre-tax income by approximately $0.3 million.

Foreign Currency Risks

              We are also exposed to market risk from changes in foreign currency exchange rates, which could affect operating results as well as our financial position and cash flows. Our foreign currency exposures include the British Pound, Singapore Dollar, Australian Dollar, Hong Kong Dollar, Japanese Yen, Euro and Indian Rupee because of transactions denominated in these currencies. Fluctuations in the rate of exchange between the U.S. dollar and these foreign currencies could adversely affect our financial results. Approximately 17% of our 2010 operating expenses were incurred in currencies other than the U.S. dollar, mainly the British Pound.

Liquidity Risk

              In normal conditions, our business of providing online foreign exchange trading to institutional clients and related services has generally been able to finance our operations and pay our expenses as they become due. Our cash flows, however, are influenced by client trading volume and the income we derive on that volume. These factors are directly impacted by domestic and international market and economic conditions that are beyond our control. In an effort to manage this risk, we maintain a significant liquidity in cash and cash equivalents.

Regulatory Risk

              Various foreign government bodies and self-regulatory organizations responsible for overseeing our business activities require that we maintain specified minimum levels of regulatory capital in our operating subsidiaries. If not properly monitored or adjusted, our regulatory capital levels could fall below the required minimum amounts set by our regulators, which could expose us to various sanctions ranging from fines and censure to the imposition of partial or complete restrictions on our ability to conduct business. To mitigate this risk, we periodically evaluate the levels of regulatory capital at each of our operating subsidiaries and adjust the amounts of regulatory capital in each operating subsidiary as necessary to ensure compliance with all regulatory capital requirements. This may increase or decrease as required by regulatory authorities from time to time. We also maintain excess regulatory capital to provide liquidity during periods of unusual or unforeseen market volatility, and we intend to continue to follow this policy. In addition, we monitor regulatory developments regarding capital requirements to be prepared for increases in the required minimum levels of regulatory capital that may occur from time to time in the future. As of June 30, 2011, we had $1.2 million in regulatory capital requirements at our regulated subsidiaries, the majority of which related to our India subsidiary.

              In order to preserve and extend our offering of NDFs and to potentially expand our offering into FX options, we have invested in efforts to potentially become a registered SEF. Although there can be no assurance that we will ultimately choose to do so or be successful in doing so, the costs of establishing and operating a SEF may be significant, though the exact costs are not yet known. This may have a significant impact on our operating expenses and capital expenditures in the future. We would also be subject to additional capital requirements as may be mandated by the CFTC and its rules and regulations.

Off-Balance Sheet Arrangements

              As of June 30, 2011, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

              The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States. The Company's significant accounting policies are disclosed in Note 2 to the Consolidated Financial Statements. The selection and application of these accounting principles and methods requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. On an ongoing basis, the Company evaluates its estimates, including those related to allowance for doubtful accounts, software development costs, revenue recognition, stock-based compensation, income tax provision and deferred taxes, and valuation of goodwill and other intangible assets. These estimates and assumptions are based on management's best estimates and judgment, which management believes to be reasonable under the circumstances. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. We adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

              The Company has identified its critical accounting policies and estimates below. These are policies and estimates that the Company believes are the most important in portraying the Company's financial condition and results, and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

              Revenues are recognized as earned and are generally billed in arrears. Transaction fees are generally a function of the notional U.S. dollar-equivalent value of transactions recorded at the date of trade and are invoiced monthly in arrears. System integration fees are earned pro-rata over the life of the respective contracts. Circuit provisioning fees are billed in advance and represent the revenues for providing network connectivity to clients and are earned as those services are provided. Settlement Center fees consist of fees for providing matching, netting and confirmation services. License and other fees for our white-labeled solutions are generally billed and recognized monthly as services are rendered.

Software Development Costs

              We capitalize certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. We capitalize employee compensation, related benefits and consultant's costs that are engaged in software development that is used for internal use. The following items are expensed as incurred: research and development costs incurred during the preliminary software project stage, data conversion costs, maintenance costs, and general and administrative. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over its estimated useful life. We review the amounts capitalized for impairment whenever events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable.

Stock-Based Compensation

              The Company accounts for stock-based compensation in accordance with Financial Accounting Standard Board, or "FASB," Accounting Standards Codification, or "ASC 718," Compensation—Stock

Compensation, which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors. Stock-based compensation cost is measured at the grant date based on the fair market value of the award and is recognized as an expense using a graded vesting method over the requisite service period, which is generally the vesting period.

              As there are no observable market prices for identical or similar instruments, we estimate fair value using a Black-Scholes valuation model. The determination of the fair value on the grant date using the Black-Scholes valuation model is affected by the estimated fair value of the common stock as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate, the expected term and expected dividends. Expected volatilities are based on the historical volatilities of a group of benchmark companies. The risk-free rate is based on U.S. Treasury securities with a maturity approximating the expected term of the options. The expected term represents the period that stock-based awards are expected to be outstanding, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee exercise behavior. We estimate the expected term for our employee option awards using the simplified method because we do not have sufficient relevant historical information to develop reasonable expectations about future exercise patterns. The Company currently does not expect to pay dividends over the expected term of the options.

              We must also make assumptions regarding the number of share-based awards that will be forfeited. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions do not impact the total amount of expense ultimately recognized over the vesting period. Rather, different forfeiture assumptions would only impact the timing of expense recognition over the vesting period.

              The following table presents the weighted-average assumptions used by us in calculating the fair value of our stock options with the Black-Scholes valuation model for the six months ended June 30, 2011 and 2010 and the years ended December 31, 2010, 2009 and 2008:

	June 30,		December 31,
	2011	2010	2010	2009	2008
Expected life (years)	6.25	6.25	6.25	6.25	6.25
Risk-free interest rate	1.95%	2.50%	2.01%	2.45%	2.32%
Expected stock price volatility	45.00%	43.00%	44.71%	42.93%	41.44%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Weighted-average fair value per option granted	$6.11	$5.33	$6.01	$5.31	$5.50

              The following table sets forth all stock option grants from January 1, 2006 through June 30, 2011:

Date of Issuance	Number of Options Granted	Exercise Price	Fair Value of Common Stock	Per Share Weighted-Average Estimated Fair Value of Options	Vesting Terms
Q4 2006	1,780,847	$10.70	$8.90	$3.68	4 years
Q1 2007	655,397	$10.70	$8.90	$3.68	4 years
Q3 2007	20,000	$10.70	$10.70	$5.08	4 years
Q4 2007	300,000	$13.90	$13.90	$6.31	4 years
Q1 2008	39,000	$13.90	$13.90	$6.31	4 years
Q3 2008	93,400	$14.82	$14.82	$6.73	4 years
Q4 2008	337,000	$11.68	$11.68	$5.07	4 years
Q1 2009	30,000	$11.68	$11.68	$5.07	4 years
Q4 2009	420,000	$11.71	$11.71	$5.33	4 years
Q1 2010	104,000	$11.71	$11.71	$5.33	4 years
Q3 2010	120,000	$12.21	$12.21	$5.49	4 years
Q4 2010	1,309,500	$13.25	$13.25	$6.11	4 years
Q1 2011	245,000	$13.25	$13.25	$6.11	4 years

              For each of the respective periods, we granted our employees stock options at exercise prices equal to or higher than the estimated fair value of the underlying common stock, as determined by management with input from an independent third-party valuation firm and reviewed and approved by our audit committee. Because there was no public market for our common stock, management determined the fair value of our common stock on each grant or award date by considering a number of objective and subjective factors including:

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  the per share value of any recent preferred stock financing and the terms of the preferred stock;

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  any third-party trading activity in our common stock;

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  the illiquid nature of our common stock and the opportunity for any future liquidity events;

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  our current and historical operating performance and current financial condition;

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  our operating and financial projections;

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  our achievement of company milestones;

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  the stock price performance of a peer group comprised of selected publicly-traded companies identified as being comparable to us;

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  economic conditions and trends in the broad market for stocks; and

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  independent third-party valuations.

              The estimates of the fair value of our common stock were made in part based on information from independent valuations on the following valuation dates:

Valuation Date	Fair Value Per Share of Common Stock
November 2006	$8.90
December 2007	$13.90
December 2008	$11.68
December 2009	$11.71
December 2010	$13.25

              We determined the fair value of our common stock as of each valuation date by allocating our enterprise value among each of our equity securities. We utilized an income approach and market approach to estimate our enterprise value. These approaches are consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

              The income approach utilized was the discounted cash flow method, which required us to determine the present value of our estimated future cash flows by applying an appropriate discount rate, such as our weighted-average cost of capital. The cash flows estimates that we used were consistent with our company financial plan. As there is inherent uncertainty in making these estimates, we assessed the risks associated with achieving the forecasts in selecting the appropriate discount rates. If different discount rates had been used, the valuations would have been different.

              The market approach we utilized was the guideline company method. We derived our enterprise value under the guideline company method by applying valuation multiples of comparable publicly held companies to certain of our historical and forecasted financial metrics. The guideline companies consist of publicly traded companies that provide financial technology or transactional services to investors and have similar business characteristics to our Company.

              The market and income approaches were weighted to arrive at a selected enterprise value which is then allocated amongst the equity securities.

              As of the valuation dates, we were a private company with no ready market for our common stock. Therefore, it was appropriate to apply discounts to reflect this lack of marketability. The level of discounts were impacted by numerous factors, including historical and forecasted profitability, growth expectations, restrictions on the transferability of the shares and the estimated term before those restrictions would lapse, the estimated holding period of the stock, which is impacted by the time period(s) from the measurement date to when an initial public offering might take place, and overall market volatility. The marketability discount applied to the 2008, 2009 and 2010 valuations was 25%. No marketability discount assumption was required for the 2006 and 2007 valuations because they were derived primarily from the values of actual third-party purchases of our common or preferred stock.

              Although management carefully considered the key valuation considerations, the primary factors impacting the valuations were (i) our periodic assessment of execution risk in achieving our operating and exit objectives, (ii) the steady and continued improvements in our financial performance primarily in revenues and operating income growth, (iii) the fluctuations resulting in favorable and unfavorable comparisons to our public company comparable set and prevailing economic conditions impacting the capital markets, and (iv) the dynamics of our preferred and common equity class structure which impacts value allocations as a result of the liquidation preferences for our preferred stock.

              There are significant judgments and estimates inherent in the determination of the fair values. These judgments and estimates include determinations of the appropriate valuation methods and, when utilizing a market-based approach, the selection and weighting of appropriate market comparables and valuation multiples. For these and other reasons, the assessed fair values used to compute share-based compensation expense for financial reporting purposes may not reflect the fair values that would result from the application of other valuation methods, including accepted valuation methods, assumptions and inputs for tax purposes.

              We recorded stock-based compensation expense of $2.8 million and $1.0 million for the six months ended June 30, 2011 and 2010, respectively, and $2.4 million, $2.4 million and $3.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Allowance for Doubtful Accounts

              We continually monitor collections and payments from our clients and maintain an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Changes to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expense in the Consolidated Statements of Operations and Comprehensive Income.

Income Taxes

              Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary difference between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. We recognize interest and penalties in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. For 2006, we recognized income tax expense for only a portion of the year, as we converted to a corporation from our predecessor, a limited liability company that did not incur U.S. federal income tax expense, in September 2006.

Goodwill and Intangible Assets

              Business combinations are accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, including assumption with respect to the future cash flows, discount rates, growth rates and asset lives.

              Goodwill and other intangibles with indefinite lives are not amortized. An impairment review of goodwill is performed on an annual basis and more frequently if circumstances change. Impairment tests are based on our single operating segment and reporting unit structure. There has been no goodwill impairment in any of the periods presented.

              Intangible assets with definite lives, including a non-compete agreement, purchased technology, client relationships and client contracts, are amortized on a straight-line basis over their estimated useful lives, ranging from two to fifteen years. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

Recent Accounting Pronouncements

              In June 2011, FASB issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income. This standard eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. In accordance with this standard an entity can elect to present items of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements. The statement(s) need to be presented with equal prominence as the other primary financial statements. This standard is effective for the Company for fiscal years ending after December 15, 2012 and interim and annual periods thereafter. The Company adopted the provision in June 2011 and has retrospectively presented its financial statements for all periods presented in accordance with this standard.

BUSINESS

Our Company

              We are the leading independent global provider of electronic FX trading solutions, with over 1,000 institutional clients worldwide. We provide institutional clients with 24-hour direct access, five days per week, to the FX market, which is the world's largest and most liquid financial market. In a typical FX transaction, market participants buy one currency and simultaneously sell another currency, a combination known as a "currency pair." Our proprietary technology platform enables us to deliver efficient and reliable FX price discovery, trade execution and automation of pre-trade and post-trade transaction workflow for more than 400 currency pairs with access to a deep pool of liquidity from the world's leading banks and other liquidity providers. Our large and diversified institutional client base, including 48 of the S&P Global 100 and all of the top 25 banks in the FX industry globally, has grown steadily at an approximately 11% compound annual growth rate, or CAGR, between 2006 and 2010. With offices around the world, we believe our global footprint provides us with access to a variety of high growth markets and diversifies our risk from regional economic conditions, as more than half of our trading volume is attributed to customers outside the United States.

              Our comprehensive suite of electronic FX trading products, including FX spot, FX forwards, FX swaps and NDFs, is used by asset managers, banks, broker-dealers, corporations, hedge funds, prime brokers and other institutions worldwide. Our platform supports the OTC trading of gold and silver on a spot, forward or swap basis and provides access to bank deposits. We offer single point access to multiple execution mechanisms, including collaborative trading, request for stream, continuous streaming prices, an anonymous ECN as well as execution mechanisms proprietary to specific liquidity providers. Our platform also supports advanced order types, such as limit, pegged, stop, and variable TWAP orders. In addition to facilitating our clients' FX transactions, we also license our technology as white-labeled enterprise solutions distributed under our clients' brands.

              We facilitate trading between market participants, but do not act as a market maker, take principal positions for our own account or clear trades. Our institutional clients' trading activities with us can be categorized into two types: relationship trading and active trading. Relationship trading includes our collaborative trading and request for stream systems, which are used primarily by corporations and asset managers to hedge FX commercial risk. Historically we have been focused on relationship trading. In 2010, relationship trading accounted for 81% of our total trading volume and 71% of transaction fee revenues. Active trading includes our continuous streaming prices and ECN systems, which are used primarily by banks, broker-dealers, hedge funds, prime brokers and other market participants who trade currencies as a central activity or profit center. In 2010, active trading accounted for 19% of our total trading volume and 29% of transaction fee revenues. During the four years from 2006 to 2010, the number of clients on our relationship trading systems has grown by 31%

and the number of clients on our active trading platform has grown by 437%. The charts below highlight our client base and business mix:

Total Clients	Transaction Fees by Type

Notes: Total Clients is defined as trading entities that have executed a trade generating a transaction fee during the year. Transaction fees represented 73% of our total revenues for the year ended December 31, 2010.

              During the past five years, the average daily trading volume on our platform, calculated by counting one side of a transaction, has grown from $37.5 billion in 2006 to $62.3 billion in 2010, representing a CAGR of 13.5%. In the first half of 2011, our average daily trading volume further grew to $81.4 billion, representing approximately 2% of the global FX average daily trading volume during the same time period. In July 2011, we experienced record trading volume of $140 billion in a single day resulting from increased trading across all our trading systems.

              In 2010, we generated $99.1 million in total revenues, $46.6 million of Adjusted EBITDA, $22.5 million of Adjusted Net Income and $21.2 million of net income, which have grown at CAGRs of 11.6%, 18.5%, 16.9% and 11.4%, respectively, since 2006. For the twelve months ended June 30, 2011, we generated $106.3 million in total revenues, $50.1 million of Adjusted EBITDA, $23.6 million of Adjusted Net Income and $21.3 million of net income. See "Prospectus Summary—Summary Historical Consolidated Financial and Operating Data" for definitions of Adjusted EBITDA and Adjusted Net Income and reconciliations to net income. Our 2010 revenues were derived primarily from transaction fees, which represented approximately 73% of our total revenues and user, settlement and license fees, which represented approximately 27% of our total revenues.

              We have offices in New York, Boston, Washington D.C., London, Tokyo, Singapore, Hong Kong, Mumbai and Sydney, and are qualified to do business in over 65 countries. We believe that our global footprint provides us with access to a variety of high growth markets and diversifies our risk from regional economic conditions, as more than half of our trading volume is attributed to customers outside the United States. Our FX trading activities are regulated in a number of different markets by regional regulators.

Our Industry

              The global FX market is the largest and one of the fastest growing liquid markets in the world. Traders in this market include large banks, asset managers, hedge funds, central banks, broker-dealers, corporations, governments, other financial institutions and retail investors. According to the 2010 Triennial Central Bank Survey from the Bank for International Settlements, the average daily volume in the global FX market grew approximately 20% over the past three years, from approximately $3.3 trillion in 2007 to approximately $4.0 trillion in 2010. We believe the growth in FX trading volumes during this period amid the global financial crisis demonstrates the overall resiliency of the FX market.

The chart below highlights trends in the average daily volume and product mix in the FX market from 2001 to 2010.

Source: 2010 Triennial Central Bank Survey from the Bank for International Settlements

              There are a variety of FX contracts. An FX spot trade is the exchange of one currency against another at an agreed rate for immediate delivery (generally two business days after the trade date). An FX forward (or outright forward) is an agreement to purchase or sell a set amount of a foreign currency at a specified price for delivery at a predetermined future date. An FX swap involves the actual exchange of two currencies (principal amount only) on a specific date at a rate agreed at the time of the conclusion of the contract (the short leg), and a reverse exchange of the same two currencies at a date further in the future at a rate (generally different from the rate applied to the short leg) agreed at the time of the contract (the long leg). An NDF is an FX forward contract that is net cash settled (often in U.S. dollars) upon expiration based on the difference between the contracted forward rate and the prevailing reference rate for the currency at maturity. In an NDF transaction, there is no physical exchange of currencies. An FX option is an agreement that provides the owner the right, but not the obligation, to purchase or sell a set amount of a foreign currency at a specified price for future delivery.

              We believe that the increase in average daily FX trading volumes can be attributed to various factors, including: the rising importance of foreign exchange as an asset class, the increased trading activity of hedge funds and high frequency traders and the growth of electronic execution methods, which have lowered transaction costs, increased market liquidity and attracted greater participation from many types of clients. In addition, the trading volumes of mutual funds, insurance companies, pension funds and other asset managers have grown, in part, as a result of increasing international assets under management. Corporations also continue to actively manage their FX exposure as their businesses expand globally. According to Standard and Poor's, foreign sales accounted for more than 40% of total revenues for S&P 500 companies that reported foreign sales in 2010.

              According to the Aite Group, the electronic FX trading market accounts for over 65% of total global FX volumes. The benefits of electronic FX trading include lower processing costs, an increased ability to audit, enhanced price transparency and greater access to liquidity. Additionally, electronic execution of FX trades makes post-trade processing easier and less manual. For these reasons, we expect electronic trading of FX to grow faster than the FX market overall.

              A large majority of FX contracts trade OTC as opposed to being traded on an exchange. The OTC market offers deep liquidity with greater flexibility to tailor transaction terms, including amounts, settlement dates and execution mechanisms to fit the commercial requirements of diverse participants. The OTC FX market is also operationally efficient, with an extensive infrastructure developed by the industry over many years to facilitate trade processing, settlement and risk management of large trading volumes. FX is traded OTC in a number of ways, including through multibank systems, single bank platforms, ECNs and interdealer platforms. Multibank and single bank platforms allow clients to trade on a disclosed bilateral basis with liquidity providers with whom they have a dealing relationship. Multibank systems enable trading with a number of different banks and other market participants on the same platform, as opposed to single bank platforms which are sponsored by a single liquidity provider and generally require clients to trade with that liquidity provider. ECNs provide a central limit order book where participants may trade on bids and offers from other participants, as well as enter their own bids and offers for display to the participants, typically anonymously. Interdealer platforms enable liquidity providers to hedge trading positions with each other.

Our Competitive Strengths

              We believe that our competitive strengths include the following:

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  Market leader in the large and fast growing electronic FX market.  We are a market leader in the largest, most liquid financial market in the world. We have been ranked as the top multibank and independent platform by Euromoney magazine for ten consecutive years and as best independent online FX trading system by Global Finance magazine every year since 2005. Due to the size and liquidity of the FX market, we anticipate significant growth in global FX volumes driven by increases in global trade, investments, and international assets under management, as well as new participants trading FX and a demand for transparent markets. We believe that our deep pool of liquidity from a wide range of market participants creates a network effect that attracts more participants as it grows, leading to increased transaction fees.

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  Comprehensive suite of award winning FX products and execution and workflow management solutions.  Our solutions cover the entire transaction cycle including pre-trade, trade and post-trade solutions. We deliver low-latency, resilient, software-as-a-service trading platforms and workflow solutions to cater to the comprehensive and diverse needs of over 1,000 institutional clients globally. Our range of relationship trading and active trading systems enable us to serve multiple market structures, including multi-bank, ECN and interdealer. Additionally, our white-labeled solutions allow us to serve the single bank market. By processing trades electronically, our platform provides trade workflow automation for each stage in the trading cycle and supports best practices with respect to trade execution, including competitive dealing, role-based permissioning, straight-through processing, or "STP," automated confirmations and audit trails to improve execution, control and risk management. We provide market participants with multiple trading mechanisms and our Settlement Center product provides comprehensive post-trade processing to enhance efficiency and reduce errors. We believe the quality and breadth of our products, execution services and trade workflow solutions are evidenced by the industry awards that we have received and our strong customer satisfaction.

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  Blue-chip and diversified institutional client base.  We have an impressive, diversified and blue-chip institutional client base consisting of asset managers, banks, broker-dealers, corporations, hedge funds and prime brokers. As of June 30, 2011, our clients include 48 of the S&P Global 100, 132 of the Fortune 500, 35 of the top 100 European institutional asset managers, 27 of the top 100 U.S. institutional asset managers, seven of the top ten hedge funds and all of the top 25 banks in the FX industry globally, with no single client accounting for more than 9% of total revenues. Our diversification across institutional client categories helps increase the stability of our trading volumes and revenues. We believe we are well-positioned to leverage our trading relationships to deliver liquidity and drive additional market share gains through the network effect. In addition, our broad buy-side distribution platform, spanning asset managers, corporate treasurers, active traders and market makers, provides us with unique insights into the FX market.

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  Embedded and scalable technology.  Our platform is embedded in our clients' trading workflow and risk management controls making it central to their FX trading processes. We design our proprietary systems to be deployable, scalable, flexible, fast, and fault tolerant. We have been issued five patents for our technology, and spend a significant amount enhancing our core technology base as well as our client facing systems. We provide a service that is financially compelling to both our liquidity providers and our market participant clients. The scalable nature of our technology allows us to add new clients in a cost-effective manner, and has facilitated our rapid growth with consistently strong Adjusted EBITDA margins, which have increased from 37% in 2006 to 47% in 2010.

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  Trusted independent FX platform.  We believe our independence makes us a trustworthy partner for the institutional FX industry. Because we do not make markets, take positions or trade for our own account, clients trade FX on our platform and consult with us regarding their execution strategies with the knowledge that we will not take principal positions against them and can offer unbiased information. We believe that this independence allows us to be a preferred provider of FX trading technology, data and execution quality reports for institutional clients.

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  Proven and experienced management team.  Since our inception, we have consistently been an innovator in the FX markets, introducing new functionality to our platform to meet the needs of institutional clients. Our management team consists of a number of seasoned executives who have been with us since our founding in 2000, as well as a number of respected executives with an average of 16 years of electronic trading industry experience. Our leadership team, led by Philip Z. Weisberg, has successfully built the leading independent electronic FX platform for institutional clients over the last 11 years. Mr. Weisberg has received numerous awards and other recognition, including Institutional Investor's 2011 "Tech 50" list of top innovators in financial technology, FX Week's 2011 e-FX Achievement Award, and Profit & Loss's 2011 "Hall of Fame," which recognize individuals who have made a significant contribution to the growth of the FX industry.

Our Growth Strategies

              We plan to enhance our competitive position by increasing our volumes and market share as well as broadening our product set.

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  Increase our FX trading volumes and market share.  We expect our FX volumes to benefit from the growth in overall electronic FX volumes. According to the 2010 Triennial Central Bank Survey from the Bank for International Settlements, the global FX market has grown at an average annual rate of 14% from 2001 to 2010, with overall growth in electronic volumes growing faster than the market. Even though we are one of the largest institutional FX trading platforms, our current market share represents only 2% of the global FX average daily trading volume of approximately $4.0 trillion. We plan to increase this share by continuing to grow our client base, and increasing the percentage of our clients' overall FX trading volume transacted on our platform. We believe we are uniquely positioned to serve every major category of institutional clients and to capture greater trading volumes as more firms seek to increase the sophistication of their FX trading capabilities.

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  Grow and maximize our existing institutional client relationships.  We believe that there are significant opportunities to cross-sell additional products to our existing clients. Embedding more of our services with our clients will enable us to capture a greater percentage of their volume tradable through our platform and will result in incremental user fees, driving revenues with little to no incremental investment. In addition, we seek to expand our presence within current clients to business units that do not currently transact through us. We also see another large opportunity to grow our licensing of white-labeled technology to our many bank clients.

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  Expand our product offering.  We intend to grow our business by offering our clients additional products and features that are complementary to our existing suite of products, such as FX options. Additionally, we are creating more pre- and post-trade services and workflow tools that we believe will be of interest to our clients. We plan to cross sell these new capabilities to existing clients, as well as use them as competitive differentiators to attract new clients. These new products are expected to drive incremental trading volume through our systems, increasing and further diversifying our revenues.

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  Capitalize on opportunities related to regulatory reform.  Approximately 99% of our trading volume consists of institutional FX spot, FX fowards and FX swaps transactions, which are generally exempt from regulation. Recent regulatory changes, such as the Dodd-Frank Act, will require the centralized clearing of FX NDFs and FX options as well as execution through a regulated entity, such as a SEF. We believe that our investments in technology and market knowledge would facilitate our becoming a SEF. Accordingly, we believe that there is an opportunity to increase the products and services that we offer clients on our platform.

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  Pursue strategic alliances and acquisitions.  We intend to selectively consider opportunities to grow through strategic alliances or acquisitions that are additive to our business. These opportunities may enhance our existing capabilities or enable us to enter new markets or provide new products or services, such as our acquisition of LTI in December 2009, which bolstered our active trading client base. Our focus will be on opportunities that we believe can enhance or benefit from our technology platform, provide significant market share and profitability and are consistent with our corporate culture. We believe that the establishment of a public trading market for our common stock will enhance our ability to pursue strategic opportunities by providing an additional form of currency with which to execute future acquisitions.

Our Products and Services

              We offer a variety of technology solutions that enable our institutional clients to view FX prices and execute transactions across over 400 currency pairs with selected counterparties in a manner of their choosing. Our systems are designed to execute transactions across a number of different FX products including FX spot, FX forwards, FX swaps and NDFs, as well as bank deposits and precious metals.

              Our solutions can be accessed either through our front-end trading platform installed on the client's desktops, or via an application programming interface, or "API," providing a direct connection to the client's own trading systems. Our products and services span pre-trade, trade, and post-trade activities and include trade workflow automation, risk management and compliance solutions and execution quality analysis.

 FXall's Broad Range of Products and Capabilities

              In addition to facilitating our clients' FX transactions, we also license our technology, as white-labeled enterprise solutions distributed under our clients' brands. We believe there is a significant opportunity to expand our enterprise solutions franchise over time based on our understanding of the workflow and technology, our expertise in delivering software-as-a-service, as well as our reputational credibility.

Pre-Trade

    Order and Execution Management

              Prior to trading, clients may use our platform to prepare orders for execution using two systems:

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  Portfolio Order Management System, or "POMS":  POMS allows users to upload amounts to be purchased or sold, which we refer to as "trade requirements," directly through an integration with their treasury or order management system, import order files, copy and paste orders from a spreadsheet, or manually input individual requirements. POMS includes a trading blotter for staging and execution of FX orders. The trading blotter enables users to automatically group trade requirements and aggregate and net multiple requirements in the same currencies to simplify trading of a batch and minimize transaction costs.

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  Aggregator:  Aggregator is an execution management tool providing the ability to execute orders dynamically at the best prices taking into account both (a) prices from liquidity providers using Bank Stream and (b) bids and offers displayed in Order Book. Users can control whether to trade on Bank Stream, Order Book, or both. Aggregator will determine and display the best bid and offer prices from the selected liquidity sources given a currency pair and order size. Users may enter limit orders that may be executed from either source.

Trade Execution

              Our electronic trading execution platform provides single point access to multiple execution methods or trading mechanisms to meet the diverse needs of our institutional clients. Because different protocols are attractive to different types of clients, the diversity and flexibility of our protocols is a key differentiator.

              Relationship Trading Mechanisms:

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  Request for Stream (QuickTrade):  Through QuickTrade, users can submit a request for stream inquiry to obtain pricing from banks with which they have trading relationships to trade on a disclosed bilateral basis. Clients have the flexibility to trade FX spot, swaps, forwards and NDFs in any currency pair, for any value date, in any amount and to select the best price from competing liquidity providers. QuickTrade users typically have identified a specific trade requirement that they wish to cover immediately in a single transaction and typically have trading relationships with multiple liquidity providers.

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  Collaborative Trading:  Our collaborative trading system provides an efficient mechanism for trading complex batches of currencies which may comprise trade requirements in multiple currencies and value dates. When a user directs a batch to a liquidity provider for pricing, a salesperson or trader at the liquidity provider can view and provide price quotes for the batch using our interface for liquidity providers, called Treasury Center. Built-in chat functionality enables the client and salesperson to communicate special instructions or additional information. This collaborative approach is also effective when a client wishes to transfer the risk of a large portfolio of trade requirements at one time or the participant and liquidity provider wish to negotiate terms online.

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  Dealer Proprietary Orders:  Clients may execute trades using execution mechanisms proprietary to specific liquidity providers. Examples include benchmark fixings which apply algorithms to published FX prices to determine executable prices at pre-set times. Benchmark fixings provide the opportunity to trade large amounts at a competitive independently verified and efficient price.

              Active Trading Mechanisms:

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  Continuous Stream (Bank Stream):  Bank Stream provides the ability to trade on continuous streaming spot prices in major currency pairs. A key benefit of Bank Stream is execution speed, which is important for clients who trade frequently in response to market fluctuations. Trading on continuous streams is fast because the client has immediate access to the current price without needing to request a stream each time it trades. Like request for stream, continuous stream enables the client to trade on a disclosed bilateral basis with multiple liquidity providers with whom the client has a trading relationship.

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  Anonymous Electronic Communications Network (Order Book):  Order Book allows clients to trade spot currencies by entering bids and offers for display to other participants, or by trading on bids and offers from other participants. Clients may settle trades through a prime broker, which enables the client to trade without disclosing its identity to its counterparties. Using a prime broker, clients have access to bids and offers from many other participants with whom the client does not have a trading relationship. Order Book is generally used by clients who seek to trade currencies actively for a profit, rather than to hedge commercial risks. Order Book allows advanced order types to be placed such as, enhanced TWAP, limit, discretion, peg, reserve and hidden orders.

  •
  Interdealer Trading:  We connect dealers to liquidity from other dealers, enabling dealers to hedge positions and manage currency exposures generated by their market making activity.

    Interdealer trading uses Order Book including advanced order types effective for block trading.

Post-Trade

    Settlement Center

              Clients use our Settlement Center to manage post-trade messaging with a network of approximately 340 bank settlement counterparties, custodians and prime brokers. Settlement Center does not settle trades itself; it facilitates settlement between clients by creating trade confirmations, matching trades, determining settlement paths, managing settlement instructions, automatically generating settlement netting payments, determining eligibility for CLS Bank settlement, and delivering secure third-party notifications. Our trading systems and Settlement Center support trades split into multiple allocations for settlement purposes, an important feature for asset managers responsible for trading on behalf of multiple funds or separate accounts. Users can automatically book trades after execution for real-time STP. Settlement Center supports trades executed on FXall as well as trades not executed on FXall.

Other Products and Features

              Our other products and features support or enable our clients' trading activities. We are compensated for these products and features through standalone fees or indirectly, through transaction fees.

    Market Data

              We provide our trading clients with comprehensive real-time market data, including: indicative bids and offers on over 80 currency pairs and over 2,300 calculated crosses; spot rates as well as forward points for multiple tenors from one week to one year; and access to all executable Order Book bids and offers, including amounts and rates. Market data is available through APIs or graphical user interfaces, or "GUIs."

    Connectivity and Straight-Through Processing

              We provide integration tools that provide connectivity and STP to and from our clients' enterprise systems to increase efficiency and control in their trade and operational workflows. STP allows a client to upload its orders and trade requirements automatically to our trading system where they can traded. After trades are complete, STP delivers trade execution details to the client's systems. We support multiple standard and customized proprietary formats to meet our clients' needs.

•
Financial Information Exchange, or "FIX": Our FIX messaging gateway provides clients with a fast and cost-effective means of integrating FXall with the client's trading systems. The FIX protocol is an industry-standard series of messaging specifications for the electronic communication of trade-related messages.

•
Application Programming Interface: Clients not accessing our GUI can access FXall liquidity using our proprietary trading API. Trade requirements from order management systems can be programmed to be executed automatically. Systematic traders can use the API to fully automate the execution of their FX trading strategies.

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QuickConnect: For clients who do not use FIX or proprietary APIs, we offer an STP solution that interprets varied public and proprietary message formats to automate trading workflows between treasury and portfolio management systems.

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Partner Channel Program: We established our Partner Channel Program to offer clients access to a network of approximately 50 qualified sell-side and buy-side system technology vendors who work with us to provide superior levels of workflow and STP solutions for mutual clients. A dedicated integration team works with clients, vendors and integration consultants that include the leading treasury and order management system providers, aggregators and connectivity providers to streamline the FX trading and settlement process. New vendors are added in response to client requests and market research.

    Controls

              Our robust, flexible role-based permissioning and approval tools let clients establish multiple levels of segregation to help enforce compliance with the client's trade preparation, review and authorization procedures.

    Reporting and Analytical Tools

              We deliver clients a wide range of reporting analytics to assist in tracking and evaluating trade execution activity and quality, including full audit trail reports and execution performance reviews.

              All clients have access to a basic reporting and analytics package that covers administration, which provides details around accounts, users, user entitlements, trading limits and standard audit reports around the set-up of accounts and mappings by provider. Additional details are provided around client billing, trade activity details, and Settlement Center analysis including review of settlement instructions. Specific reports include trade activity analysis, details of unmatched deals, client savings, money market summary, prime broker summary, and deal and time analysis. We also provide a trading summary of activity by liquidity provider. Trade ticket details are available with full audit trail.

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Execution Quality Analysis, or "EQA": EQA is our comprehensive proprietary reporting tool available to clients on a monthly or quarterly basis to analyze the client's historical trading activity on FXall to provide insight into a client's trading strategies and highlight opportunities to improve performance. Analyses include currency pair and provider volume distributions, spreads by time of day, trades compared to the day's high-low range and benchmark fixing rates, response times, provider breakdowns, and netting opportunities.

White-labeled Systems

              We license our systems on a white-labeled basis to large financial institutions. The systems available for white labeling include:

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Customer Order Management System, or "COMS": COMS allows bank sales and trading teams to automate the handling of their institutional client orders for spot FX, NDFs and precious metals through real-time blotter windows that effectively monitor client order activity.

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FXone White Label: FXone White Label is a full-trade lifecycle solution designed to meet the FX trading needs of banks' internal customers. Banks maintain full ownership of client relationships as the front-end execution technology provided by us is bank branded. FXone enables banks to offer clients a highly-developed foreign exchange trading solution without paying to develop and support the product.

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Internal Matching Technology: Using our Order Book trade matching technology, internal liquidity pools from multiple sources can be matched prior to going to external exchanges. Internal matching reduces the number of external trade requirements resulting in less transaction costs and fewer operational risks. The internal liquidity pool can also be made available to select clients via an API or GUI connection.

Sales and Marketing

              We promote our products and services through direct and indirect sales and marketing strategies. Our global staff of 53 sales and relationship management professionals is responsible for promoting the benefits of electronic foreign exchange trading, attracting new clients and increasing use of our services by our existing clients. The sales and relationship management team is organized geographically, with staff in New York, Boston, London, Tokyo, Singapore, Hong Long, Sydney and Mumbai. Commission programs provide incentives for sales persons and relationship managers to grow trading volumes and revenues from their clients. We employ various strategies including advertising, direct marketing programs, participation in industry conferences and dedicated client events to increase awareness of our brand and our electronic trading platform. We also provide market data on a daily basis through our public website. Additionally we look to educate the market about the benefits of our end-to-end workflow solutions as an industry best practice through publications, webinars and public relations efforts. Our marketing and communications team, located in New York and London, supports these efforts.

Customer Service

              Our Client Interaction Center, or "CIC," provides a central resource for customer support and provides 24-hour coverage during the trading week with professional staff in three centers: London, New York and Singapore. The CIC team answers client inquiries via telephone, email and live chat, and tracks service requests using a ticketing and client relationship management system. The CIC works with our application support team to monitor and support the platform.

Technology and Infrastructure

              All of our systems are built to be deployable, scalable, flexible, fast and fault tolerant. Our core software solutions span the trading lifecycle and include order management, execution management, trading, post-trade confirmation and messaging, reporting and analytics, connectivity and straight-through processing. Our front-end user interfaces are desktop applications so that our users can experience high-fidelity solutions with advanced functionality. We also offer APIs for high-performance computer-to-computer capabilities. These APIs are typically geared towards our liquidity providers and users of our active trading systems. Our server-side applications are high-performance, scalable applications that are monitored and scaled accordingly to provide the performance and capacity that tracks our growth. We regularly test our systems' performance and capacity to handle projected volumes. We utilize load-balancing technologies and clustered storage and computing solutions to guard against workflows lacking sufficient compute cycles.

              A significant portion of our operating budget is dedicated to system design, development, and operations in order to achieve high levels of overall system performance. We continually monitor our performance metrics and upgrade our capacity configurations and requirements to handle anticipated peak transactions in our highest volume products.

    Distribution and Connectivity

              Our electronic trading platform is accessible via the Internet. Additionally, our latency-sensitive clients and liquidity providers have the option to directly connect to our matching engines by co-locating their routing engines in our data center to remove the latency of the Internet. By offering both types of connectivity solutions, our time to onboard new clients is low, often measured in days or hours. This method of connectivity has allowed us to connect to over 1,000 institution and corporate clients, as well as 77 active liquidity providers.

    Product Development and Architecture Principles

              We are deploying the Agile product development approach that facilitates continuous releases of the most important product features. This approach allows us to be opportunistic in what we decide to release at any point in time, and to not wait until less important features are delivered before we realize the benefits of the key features. Agile product development also allows us to inject newly discovered opportunities into the product lifecycle without being disruptive to the development organization.

              Our current architectural principles are based on providing high performance and scalability, while making operations easy to monitor and control. We have designed our own enterprise platform to which every business component is intended to connect. Our objective is that every platform component is able to communicate with the other components and that if any communications are dropped for whatever reason, they can be recovered on-demand. The goal is to provide absolute fault-tolerance and real-time scalability. Each new business component we add to the infrastructure is completely independent of the other components, and has discrete operations to perform. Using our architectural principles, every new component built is built to scale on demand and has detailed monitoring and command capabilities embedded.

    Security and Disaster Recovery

              Physical and digital security is critical to our business. We utilize physical access controls at all of our offices and data centers. We employ digital security technologies and processes, including encryption technologies, multiple firewalls, VLANs, authentication technologies, intrusion detection and internal access controls.

              At the network level we have multiple levels of firewalls and virtual networks. We also limit access to white-listed internet protocol addresses to ensure that only designated clients (by IP address) have access to the appropriate level of network access. We have also incorporated several protective features into our electronic trading applications to authenticate users and limit data distribution to exact provisioning entitlements. We constantly monitor connectivity, and our global Operations team is alerted if there are any suspect events. Users are issued unique IDs and passwords, and must authenticate themselves to make changes or if passwords must be reset.

              In case of a catastrophic failure, we would seek to operate out of our secondary data center. Our back-up site has constant data replication, and in the event of an emergency, we would redirect connectivity to that site.

              Transaction data is archived and backed up at secured off-site locations, and we maintain at least five years of such data.

    Technology Partners, Vendors and Suppliers

              We utilize a host of external technology partners, vendors and suppliers. These services include staff augmentation, software licensing, hosting facilities and continuous learning. If, however, any of our contracts with key partners are terminated, we believe that we would be able to gain access to products and services of comparable quality.

Research & Development

              Our research and development activity primarily relates to software and other system improvements to our platform, including investments that seek to improve functionality, speed, capacity or reliability. We capitalize employee compensation, related benefits and consultant's costs that are engaged in software development that is used for internal use. Research and development expenditures were $4.2 million and $3.2 million for the six months ended June 30, 2011 and 2010, respectively, and

$7.4 million, $4.9 million and $6.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Intellectual Property

              We rely on a combination of trademark, copyright, trade secret and fair business practice laws in the United States and other jurisdictions to protect our proprietary technology, intellectual property rights and our brand. We have been issued five patents for our technology, and spend a significant amount enhancing our core technology base as well as our client facing systems. We also own a number of registered foreign trademarks and service marks. Our practice is to apply for patents with respect to our technology and seek trademark registration for our marks from time to time when management determines that it is competitively advantageous and cost effective for us to do so. In that regard, we have not registered all the marks that we use, and it is possible that a third party may have registered marks that we use. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties and rigorously control access to proprietary technology.

Competition

              The electronic trading industry is highly competitive and we expect competition to intensify in the future. In general, we compete on the basis of a number of key factors, including: the liquidity available through the platform; the quality and speed of execution; total transaction costs; technology capabilities, including the ease of use of our electronic trading platform; and range of products and services offered.

              We face five main areas of competition:

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  Single bank systems:  The major global and regional investment and commercial banks offer institutional clients electronic FX trade execution through proprietary systems branded with the banks' names. Many of these banks expend considerable resources on product development, sales and support to promote their single-bank systems. The single-bank FX systems may be offered as part of a multi-product offering, including fixed income securities, commodities and derivatives.

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  Other multi-bank, interdealer and ECN electronic trading platforms:  There are numerous other electronic trading platforms. These include ICAP through its EBS offering; Reuters; FX Connect and Currenex, both owned by State Street Bank; BGC Partners through its eSpeed offering; Knight Capital through its Hotspot offering; 360T Trading Networks; Integral Development Corp. and others.

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  Telephone:  We compete with FX business conducted over the telephone between banks and broker-dealers and their institutional clients. Institutional clients have historically purchased foreign currencies by telephoning FX sales professionals at one or more banks or broker-dealers and inquiring about the price and market liquidity of currencies. Non-electronic trading including by voice remains the manner in which approximately 35% of FX trades are conducted between market participants, according to a 2010 report by Aite Group.

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  Market data and information vendors:  Several large market data and information providers currently have a presence on virtually every institutional trading desk, including Bloomberg and Reuters. Some of these entities currently offer varying forms of electronic trading of FX.

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  Interdealer voice brokers:  The major interdealer brokers offer voice-broking between banks in FX products, including FX forwards, NDFs and options. Many of these firms have developed or may develop electronic trading systems. While they are primarily focused on interdealer trading, they may in the future offer their services to non-dealer clients.

              We believe that we compete favorably with respect to these factors and we continue to proactively build technology solutions that serve the needs of the FX markets. Our competitive position is also enhanced by the breadth of trade workflow functionality we offer that covers the entire transaction cycle including pre-trade, trade and post-trade solutions. Since our founding in 2000, we have steadily added and improved trade workflow tools to address the comprehensive and diverse needs of various segments of our institutional client base. We deliver low-latency, resilient, software-as-a-service trading platforms and workflow solutions to cater to over 1,000 institutional clients globally. By processing trades electronically, our platform provides trade workflow automation for each stage in the trading cycle and supports best practices with respect to trade execution, including competitive dealing, role-based permissioning, STP, automated confirmations and audit trails to improve execution, control and risk management. We provide market participants with multiple trading mechanisms and our Settlement Center product provides comprehensive post-trade processing to enhance efficiency and reduce errors.

              Many of our current and potential competitors are more established and substantially larger than we are, and have substantially greater market presence, as well as greater financial, engineering, technical, marketing and other resources. These competitors may reduce their pricing to enter into market segments in which we have a leadership position today, potentially subsidizing any losses with profits from trading in other securities. In addition, many of our competitors offer a wider range of services, have broader name recognition and have larger client bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and client requirements than we can and may be able to undertake more extensive promotional activities.

              Any combination of our competitors or our current broker-dealer clients may enter into joint ventures or consortia to provide services similar to those provided by us. Current and new competitors may be able to launch new platforms at a relatively low cost. Others may acquire the capabilities necessary to compete with us through acquisitions. Significant consolidation has occurred in our industry and these firms, as well as others that may undertake such consolidation in the future, are potential competitors.

Regulation

Overview

              Our operating subsidiaries are regulated in a number of jurisdictions, including the United States, the United Kingdom (where our registration with the Financial Services Authority has been "passported" to a number of European Economic Area jurisdictions), Hong Kong, India and Australia. In these jurisdictions, government regulators and self-regulatory organizations oversee the conduct of our business; several have the ability to conduct examinations to monitor our compliance with applicable statutes and regulations. In addition, in two jurisdictions in which we are currently regulated, certain of our subsidiaries are subject to minimum regulatory capital requirements.

U.S. Regulation

              In the United States, foreign exchange trading activities are regulated by the CFTC under authority conveyed by the Commodities Exchange Act, or the "CEA." Generally, foreign exchange trading conducted by "eligible contract participants" (as defined in the CEA) is exempt from the provisions of the CEA. As noted above, our client base is institutional, and within the United States those institutional clients have also represented to us that they are eligible contract participants. Accordingly, our operations are currently exempt from the CFTC's regulations under the CEA.

              The Dodd-Frank Act introduces significant changes to financial industry regulation, including a wholesale change to the regulation of derivatives. Title VII of the Dodd-Frank Act, among other things, provides for the registration and comprehensive regulation of swap dealers and major swap participants; imposes clearing and trade execution requirements on swaps; creates recordkeeping and real-time reporting regimes; and enhances the CFTC's rulemaking and enforcement authorities with respect to all registered entities and intermediaries subject to the CFTC's oversight.

              The Dodd-Frank Act includes "foreign exchange swaps" and "foreign exchange forwards" in the definition of "swap" for Title VII purposes but allows the Treasury Secretary, after making certain findings, to exempt these products from the clearing requirements of the swap regulation. The Treasury Secretary has proposed such an exemption but has not yet finalized it. Even if the Treasury Secretary does exempt "foreign exchange swaps" and "foreign exchange forwards" from the definition of "swap" for most purposes, some products currently traded on our platforms or that may be traded on our platforms in the future are unlikely to qualify for the exemption. In particular, we believe that NDFs and FX options will both be considered swaps and will not qualify for the exemption.

              The Dodd-Frank Act amended the CEA to mandate that if a swap is required to be cleared, it must be executed on a registered trading platform, i.e., a SEF or designated contract market, or "DCM," unless no SEF or DCM makes the swap available to trade. The Dodd-Frank Act outlines a comprehensive regulatory regime for SEFs. On January 7, 2011, the CFTC published a proposed rule that would require SEFs to, among other things: comply with significant self-regulatory duties; establish, monitor, enforce and investigate violations of trading rules, trade processing rules and participant rules; report trade information to the CFTC, swap data repositories and the public; maintain automated trade surveillance systems and audit trail programs; maintain business continuity and emergency authority plans; and appoint chief compliance officers. Furthermore, registered SEFs will also be subject to certain capital requirements (see "—Net Capital Requirements" discussion below).

              The only instruments we currently offer that would likely be considered swaps subject to the trade execution requirements are NDFs, which currently comprise approximately 1% of our trading volume worldwide. FX options, which we are planning to launch, would also likely be considered swaps subject to the trade execution requirements.

              We believe that the Dodd-Frank Act will likely have a significant impact on the derivatives trading markets generally, including the foreign exchange markets in which we operate. The Dodd-Frank Act may affect the ability of FX clients to do business or affect the prices and terms on which they do business. The Dodd-Frank Act may also affect the structure, size, depth and liquidity of the FX markets generally. These effects may adversely impact our ability to provide our services to our clients and could have an adverse effect on our business and profitability.

International Regulation

              Outside the United States, we are regulated by, among others:

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  the Financial Services Authority in the United Kingdom;

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  the Hong Kong Monetary Authority in Hong Kong;

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  the Australian Securities and Investment Commission in Australia; and

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  the Foreign Exchange Dealers Association of India in India.

              The European Economic Area has been examining practices in the derivatives markets. The European Parliament and the European Commission have proposed a Regulation on OTC derivatives, central counterparties and trade repositories that will require central clearing of OTC derivatives. We anticipate that the European Parliament and the European Commission will propose a revision to the Markets in Financial Instruments Directive, or "MiFID II," that will address the trading of derivatives, but we expect that MiFID II will follow the lead of the United States and the Proposed Treasury Determination and exempt all foreign exchange instruments from its coverage except for foreign exchange NDFs and foreign exchange options.

              Although the developments in the European Economic Area lag somewhat the analogous developments in the United States, we believe that they will likely have significant impact on the derivatives trading markets, including the foreign exchange markets in which we operate. Like the Dodd-Frank Act, they may affect the ability of our clients to do business, the prices and terms on which our clients do business, and affect the structure, size, depth and liquidity of the FX markets generally. These effects may adversely impact our ability to provide our services to our clients and could have an adverse effect on our business and profitability.

              In jurisdictions in which we are not regulated by governmental bodies and/or self-regulatory organizations, we conduct our business in a manner which we believe is in compliance with applicable local law but which does not require local registration, licensing or authorization. In any such jurisdiction, there is a possibility that a regulatory authority could assert jurisdiction over our extraterritorial activities and seek to subject us to the laws, rules and regulations of that jurisdiction. The conclusion that the conduct of our business in any such jurisdiction does not require local registration, licensing or authorization is often premised on any of the following factors: our clients are professional, sophisticated, high net worth institutions; we do not maintain a presence (such as an office or data center) in the jurisdiction; we do not act as principal/counterparty to our clients in transactions; we do not hold clients' assets; and we act only as an "arranger" of transactions between counterparties.

              We have consulted with local legal counsel for advice regarding whether we are operating in compliance with local laws and regulations (including whether we are required to be licensed or authorized in such local jurisdiction). We are exposed to the risk that our legal and regulatory analysis is subsequently determined by a local regulatory agency or other authority to be incorrect and that we have not been in compliance with local laws or regulations (including local licensing or authorization requirements) and to the risk that the regulatory environment in a jurisdiction may change. In any of these circumstances, we may be subject to sanctions, fines and restrictions on its business or other civil or criminal penalties. Any such action in one jurisdiction could also trigger similar actions in other jurisdictions. We may also be required to cease the conduct of business with clients in any such jurisdiction and/or we may determine that compliance with the laws or licensing, authorization or other regulatory requirements for continuance of the business are too onerous to justify making the necessary changes to continue that business. In addition, any such event could impact our relationship with the regulators or self-regulatory organizations in the jurisdictions where we are subject to regulation, including our regulatory compliance or authorizations.

Net Capital Requirements

              Certain of our subsidiaries are subject to jurisdictional specific minimum net capital requirements, designed to maintain the general financial integrity and liquidity of a regulated entity. In general, net capital requirements require that at least a minimum specified amount of a regulated entity's assets be kept in relatively liquid form, usually cash or cash equivalents. Net capital is generally defined as net worth, assets minus liabilities, plus qualifying subordinated borrowings and discretionary liabilities, and less mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively other assets.

              If a firm fails to maintain the minimum required net capital, its regulator and the self-regulatory organization may suspend or revoke its registration and ultimately could require its liquidation. The net capital requirements may prohibit payment of dividends, redemption of stock, prepayment of subordinated indebtedness and issuance of any unsecured advance or loan to a stockholder, employee or affiliate, if the payment would reduce the firm's net capital below minimum required levels.

              As of June 30, 2011, we had $1.2 million in regulatory capital requirements at our regulated subsidiaries, the majority of which related to our India subsidiary. We remain relatively unregulated in the United States and do not presently have any regulatory capital requirements in the United States. We anticipate that the implementation of the regulations to be adopted by the CFTC in respect of SEFs will require us to maintain adequate capital in respect of any SEF we establish. In general, the regulatory capital required for a SEF would be an amount equal to the SEF's annual operating expenses, determined on a rolling one-year basis.

Employees

              As of September 1, 2011, we had a total of 190 full-time employees and 29 full-time contractors, 159 of which were based in the United States and 60 of which were based outside the United States. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Facilities

              Our company headquarters are located at 909 Third Avenue, New York, NY, where we lease the entire 10th floor, which is approximately 31,400 square feet. This lease expires in May 2021. We have other offices in Boston, MA and Washington, D.C. Outside the United States, we have offices in London, Tokyo, Singapore, Hong Kong, Mumbai and Sydney. We lease each of these facilities and do not own any real property. While we may need additional space to support future head count growth, we believe we will be able to find additional space on reasonable commercial terms to meet our projected growth rates.

Legal Proceedings

              We may from time to time be involved in litigation and claims incidental to the conduct of our business, including intellectual property claims. In addition, our business is also subject to extensive regulation, which may result in regulatory proceedings against us. We are not currently subject to any pending judicial, administrative or arbitration proceedings that we expect to have a material impact on our business or consolidated financial statements.

MANAGEMENT

              Set forth below is the name, age (as of September 19, 2011), position and a description of the business experience of each of our executive officers, directors and other key employees:

Name	Age	Position(s)
Philip Z. Weisberg	44	Chairman and Chief Executive Officer
John W. Cooley	51	Chief Financial Officer
Kevin M. Lupowitz	42	Chief Information Officer
James S. Kwiatkowski	47	Head of Sales, Americas & Asia
Mark Warms	48	General Manager and Head of Sales, Europe, Middle East, Africa
James F.X. Sullivan	59	General Counsel
Steven N. Cho	39	Director
Andrew Coyne	45	Director
Gerald D. Putnam, Jr.	53	Director
John C. Rosenberg	35	Director
Robert Trudeau	42	Director
Eddie H. Wen	40	Director

Background of Executive Officers and Directors

              Philip Z. Weisberg, CFA—Chairman and Chief Executive Officer—Mr. Weisberg has been the Company's Chief Executive Officer since its inception in 2000. Before joining FXall, Mr. Weisberg was a Managing Director at LabMorgan, JP Morgan Chase & Co.'s e-finance incubator, where he worked on the development of various client targeted portal efforts. Mr. Weisberg joined JP Morgan Chase & Co. in 1989 and held various positions in derivative trading in New York and London before managing currency derivatives globally. Mr. Weisberg has received numerous awards and other recognition, including Institutional Investor's 2011 "Tech 50" list of top innovators in financial technology, FX Week's 2011 e-FX Achievement Award and Profit & Loss's 2011 "Hall of Fame." Mr. Weisberg received a Bachelor of Engineering degree in Electrical Engineering from The Cooper Union for Science and Art in 1989 and a Master of Business Administration degree in Finance and International Business from New York University in 1998.

              John W. Cooley—Chief Financial Officer—Mr. Cooley has been the Company's Chief Financial Officer since its inception in 2000. Prior to joining FXall, Mr. Cooley was HSBC's Chief Administrative Officer for Global Fixed Income, with responsibilities for planning and strategy, including e-business. Previously, he was HSBC's Managing Director and head of Debt Capital Markets and Syndicate in New York. Before joining HSBC in 1996, Mr. Cooley spent 13 years with J.P. Morgan where he held positions in Fixed Income Syndicate, Structured Finance, Private Placements and Investment Banking. Mr. Cooley received a Bachelor of Arts degree in Economics from Yale University in 1982 and a Master of Business Administration degree in Finance from New York University in 1987.

              Kevin M. Lupowitz—Chief Information Officer—Mr. Lupowitz has served as the Company's Chief Information Officer since March 2011. In this capacity, Mr. Lupowitz is responsible for all application development efforts, technology planning and infrastructure, and capacity and system performance. Mr. Lupowitz joined FXall from Liquidnet Holdings, Inc., a platform for the buy-side to execute large blocks of global equity securities anonymously, where he was the Chief Information Officer and Global Head of Technology, and held a number of technology and application development executive roles since 2000. Mr. Lupowitz was a founding employee of Liquidnet, an online equities marketplace provider. Mr. Lupowitz has extensive software design and development experience and familiarity with order management systems from his background at Merrin Financial, and Armonie Software where he was a co-founder, New Era of Networks, Inc., and Heine Securities (Mutual Series

Fund). Mr. Lupowitz received a Bachelor of Science degree in Computer Science from Brooklyn College in 1991.

              James S. Kwiatkowski—Head of Sales, Americas and Asia—Mr. Kwiatkowski has served as the Company's Head of Sales, Americas since March 2007 and added responsibility for Asia in January 2010. Before joining FXall, Mr. Kwiatkowski worked at electronic trading platform FutureTrade from November 2002 to February 2007, where he led the global sales, services and marketing functions and was responsible for negotiating partnerships with third-party distributors. Prior to FutureTrade, Mr. Kwiatkowski held senior management positions at several financial technology companies including Bridge, where he ran their Global Accounts program, and Reuters, where he was involved in launching Reuters Matching. Mr. Kwiatkowski received a Bachelor of Science degree in Electrical Engineering from The Columbia University School of Engineering and Applied Science in 1986 and a Master of Business Administration degree in Finance and International Business from New York University Stern School of Business in 1991.

              Mark Warms—General Manager and Head of Sales, EMEA—Mr. Warms has been with the Company since our inception in 2000. Based in London, Mr. Warms is the General Manager of our European operations with responsibility for our corporate strategy for the region. Prior to joining FXall, Mr. Warms was a Director at Credit Suisse from 1994 to 2000, where he was responsible for business development in the Global Foreign Exchange department. Mr. Warms's accomplishments at Credit Suisse included the development and successful launch of Credit Suisse's FX prime brokerage business. Prior to joining Credit Suisse in 1994, Mr. Warms worked at Citibank as an institutional foreign exchange sales representative. Prior to that he worked for five years in brand marketing for Kraft General Foods. Mr. Warms received a Bachelor of Science degree in Business Administration from Northeastern University in 1987 and a Master of Business Administration degree in Finance and International Business from The University of Michigan in 1992.

              James F.X. Sullivan—General Counsel—Mr. Sullivan has been the Company's General Counsel since March 2001. Before joining FXall, Mr. Sullivan worked in the legal department at J.P. Morgan, where he most recently represented the internal business incubator in connection with spin offs, joint ventures, and other venture capital matters. Previously at J.P. Morgan, Mr. Sullivan served as a transactional and securities adviser with responsibility for public finance, fixed income, emerging markets, complex structured finance and credit and equity derivative products. Prior to joining J.P. Morgan, Mr. Sullivan was an attorney with the law firm of Schulte Roth and Zabel. Mr. Sullivan received a Bachelor of Science degree in Physics from Brooklyn College in 1976 and a Juris Doctor degree from the University of Virginia School of Law in 1982.

              Steven N. Cho—Director—Mr. Cho has served as a member of the board of directors of FXall since July 2009. He is head of G-10 Spot/Forward Trading within Foreign Exchange at Goldman, Sachs & Co. and is a member of the Securities Division Market Structure Committee. Mr. Cho joined Goldman Sachs in April 1996 as a currency trader in London before relocating to New York in 2000. He was named managing director in November 2006 and partner in November 2010. Prior to joining Goldman Sachs, Mr. Cho worked as a currency trader at Citigroup. Mr. Cho also serves as a board member of CLSAS, a foreign exchange trade aggregation service company. He is also a member of the Federal Reserve Foreign Exchange Committee. Mr. Cho earned a Bachelor of Arts degree from Colgate University in 1993. We believe Mr. Cho's qualifications to serve on our board of directors include his extensive experience in corporate finance, business strategy and corporate development and his knowledge gained from service on the boards of various other companies.

              Andrew Coyne—Director—Mr. Coyne has served as a member of the board of directors of FXall since October 2010. Since January 2006, Mr. Coyne has also served as Managing Director, Head of FX Prime Brokerage and eCommerce Product for Citibank. Mr. Coyne has worked in the FX industry for approximately 22 years. Prior to joining Citibank in January 2005, Mr. Coyne worked at

Bankers Trust Company, which was acquired by Deutsche Bank, where Mr. Coyne was responsible for the FX Prime Brokerage business. Mr. Coyne earned a B.Sc. degree in financial economics from Birbeck College, University of London in 1994 and an M.B.A. from Cass Business School in 1998. We believe Mr. Coyne's qualifications to serve on our board of directors include his extensive and broad experience in operations, credit, global business management, ecommerce and prime brokerage.

              Gerald D. Putnam, Jr.—Director—Mr. Putnam has served as an independent director of FXall since July 2008. Mr. Putnam has served as Chief Executive Officer of TruMarx Data Partners, an electronic energy swaps trading platform since February 2011. Mr. Putnam served as Vice Chairman, President and Co-Chief Operating Officer of NYSE Group, Inc. until September 2007. Prior to joining NYSE Group, Inc. in March 2006, Mr. Putnam founded and served as Chairman and Chief Executive Officer of Archipelago Holdings, Inc., an all-electronic exchange based in Chicago. Mr. Putnam has held various positions at several financial firms including, Jefferies & Company, Paine Webber, Prudential Walsh Greenwood and Geldermann Securities, Inc. Mr. Putnam received a Bachelor of Science degree in economics with a major in accounting from the Wharton School of the University of Pennsylvania in 1981. We believe Mr. Putnam's qualifications to serve on our board of directors include his significant and extensive experience in the finance industry, business strategy, his extensive associations in the financial industry and his knowledge gained from service on the boards of various other companies.

              John C. Rosenberg—Director—Mr. Rosenberg has served as a member of our board of directors since October 2009. Mr. Rosenberg is a general partner with Technology Crossover Ventures, or TCV, a private equity and venture capital firm focused on information technology companies where he has worked since 2000. Mr. Rosenberg also serves on the board of directors of Think Finance, a provider of next generation financial products for consumers. Mr. Rosenberg holds an A.B. in Economics from Princeton University. We believe Mr. Rosenberg's qualifications to serve on our board of directors include his extensive experience in the business and financial services industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

              Robert Trudeau—Director—Mr. Trudeau has served as a director of FXall since August 2006. Mr. Trudeau is a general partner leading the Financial Technology Group at TCV, where he has worked since August 2005 and has been in the investment industry since 2000. Prior to joining TCV, Mr. Trudeau was a Principal at General Atlantic Partners, where he led the firm's financial services practice. Prior to General Atlantic, Mr. Trudeau was a Managing Director at iFormation Group, a joint venture between General Atlantic, Goldman Sachs and Boston Consulting Group. Mr. Trudeau currently serves on the board of directors at Interactive Brokers Group, Inc. and TradingScreen. Mr. Trudeau received a B.A.H. in Political Science from Queen's University in 1991 and an M.B.A. from the Richard Ivey School of Business at the University of Western Ontario in 1995. We believe Mr. Trudeau's qualifications to serve on our board of directors include his extensive experience in the investment industry, business services, corporate development and his knowledge gained from service on the boards of various other companies.

              Eddie H. Wen—Director—Mr. Wen has served as a member of our board of directors since July 2008. Mr. Wen has served as the Global Head of FX Ecommerce for J.P. Morgan since July 2006. He is responsible for the electronic trading, risk management, and distribution strategy for the FX Ecommerce business. Prior to joining J.P. Morgan, he was the head of Quantitative Algorithmic Trading Strategies at Goldman, Sachs & Co. Mr. Wen has 14 years of industry experience in the foreign exchange market. Mr. Wen earned a MS degree from Stanford University in 1994. We believe Mr. Wen's qualifications to serve on our board of directors include his deep understanding of the foreign exchange market, electronic trading, market microstructure and technology.

Corporate Governance

    Board Composition

              Our board of directors currently consists of seven members, Philip Z. Weisberg, Steven N. Cho, Andrew Coyne, Gerald D. Putnam, Jr., John C. Rosenberg, Robert Trudeau and Eddie H. Wen.                        .                         , and                        will join our board of directors upon the completion of this offering. In addition,                         has agreed to resign from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Upon completion of this offering, our board of directors will consist of                        members. Our amended and restated certificate of incorporation, which we will adopt prior to the completion of this offering, will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or until their earlier death, resignation or removal

              Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with each director serving a three-year term, and one class of directors being elected at each year's annual meeting of stockholders.            ,             and                        will serve as Class I directors with an initial term expiring in 2012.                        and                         will serve as Class II directors with an initial term expiring in 2013.                        and                         will serve as Class III directors with an initial term expiring in 2014. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

              Our board of directors has determined that Messrs.                         ,                         ,                         , and                        are "independent" as such term is defined by                         corporate governance standards and the federal securities laws.

    Board Committees

              Upon completion of this offering, our board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees will report to the board of directors as they deem appropriate, and as the board may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

    Audit Committee

              The Audit Committee is responsible for, among other matters: (1) appointing, compensating; retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (8) reviewing and approving related person transactions.

              Upon completion of this offering, our Audit Committee will consist of                        ,                         and                         . The SEC rules and                        rules require us to have one independent Audit Committee member upon the listing of our common stock on                        , a majority of independent directors within 90 days of the date of the completion of this offering and all independent Audit Committee members within one year of the date of the completion of this offering. Our board of directors has affirmatively determined that                        and                          meet the definition of "independent directors" for purposes of serving on an Audit Committee under applicable SEC and                         rules, and we intend to comply with these independence requirements within the time periods specified. In addition,                         will qualify as our "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K.

              Our board of directors will adopt a written charter for the Audit Committee, which will be available on our corporate website at www.FXall.com upon the completion of this offering. Our website is not part of this prospectus.

    Compensation Committee

              The Compensation Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

              Upon completion of this offering, our Compensation Committee will consist of                        ,                         and                         . Our board of directors has affirmatively determined that                        and                         meet the definition of "independent directors" for purposes of serving on a compensation committee under applicable SEC and                        rules.

              Our board of directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at www.FXall.com upon the completion of this offering. Our website is not part of this prospectus.

    Corporate Governance and Nominating Committee

              Our Corporate Governance and Nominating Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

              Upon completion of this offering, our Corporate Governance and Nominating Committee will consist of                        ,                         and                         . Our board of directors has affirmatively determined that                        and                         meet the definition of "independent directors" for purposes of serving on a corporate governance and nominating committee under applicable SEC and                        rules.

              Our board of directors will adopt a written charter for the Corporate Governance and Nominating Committee, which will be available on our corporate website at www.FXall.com upon the completion of this offering. Our website is not part of this prospectus.

    Risk Oversight

              Our board of directors is currently responsible for overseeing our risk management process. The board focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

              Following the completion of this offering, our board will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

              Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Compensation Committee Interlocks and Insider Participation

              None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Ethics

              We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at www.FXall.com upon completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. Our website is not part of this prospectus.

Director Compensation

              In fiscal year 2010, none of our directors received any compensation for his services on our board of directors.

              We are currently in the process of determining the compensation packages of the directors who will comprise our board of directors following consummation of this offering. Because this is an ongoing process, it is not currently possible to include meaningful disclosure on this subject. Accordingly, we have not included a section discussing the details of our anticipated director compensation program. As the process progresses, we will include the relevant disclosure in subsequent amendments to the registration statement, of which this prospectus forms a part. We anticipate that only those directors who are not affiliated with                        and are considered independent directors under the rules of                        will receive compensation from us for their service on our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

              The following table sets forth information as of September 15, 2011 regarding the beneficial ownership of our common stock (1) immediately prior to completion of this offering (giving effect to the conversion of all outstanding preferred stock into shares of common stock on a one-for-one basis that will occur immediately prior to the completion of this offering) and (2) as adjusted to give effect to this offering (including the                -for-                split of our common stock) by:

  •
  each person known by us to beneficially own 5% or more of our outstanding common stock;

  •
  each selling stockholder;

  •
  each of our directors and named executive officers; and

  •
  all of our directors and executive officers as a group.

              For further information regarding material transactions between us and certain of our stockholders, see "Certain Relationships and Related Party Transactions."

              Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of September 15, 2011 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership prior to this offering is based on 21,053,899 shares of common stock and 7,240,738 shares of our Class A preferred stock outstanding (giving effect to the conversion of all outstanding preferred stock into shares of common stock on a one-for-one basis that will occur immediately prior to the completion of this offering) as of September 15, 2011. Percentage of beneficial ownership after this offering also gives effect to the                -for-                split of our common stock that will occur in connection with this offering and is based on                 shares of common stock and                 shares of Class A preferred stock outstanding on                        , 2011, assuming no exercise of the underwriters' overallotment option. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o FX Alliance Inc., 909 Third Avenue, 10th Floor, New York, New York, 10022.

	Shares Beneficially Owned Prior to This Offering(1)			Shares Beneficially Owned After This Offering(2)
			Number of Shares Offered
Name	Number	Percent		Number	Percent
5% Stockholders:
Entities affiliated with Technology Crossover Ventures(3)	7,956,247	28.1%
Banc of America Strategic Investments Corporation(4)	1,431,018	5.1%
BNP Paribas(5)	1,431,018	5.1%
Citigroup Technology Inc.(6)	1,431,018	5.1%
Credit Agricole CIB(7)	1,431,018	5.1%
Credit Suisse First Boston Next Fund Inc.(8)	1,431,018	5.1%
Goldman Sachs Group, Inc.(9)	1,431,018	5.1%
HSBC USA Inc.(10)	1,431,018	5.1%

	Shares Beneficially Owned Prior to This Offering(1)			Shares Beneficially Owned After This Offering(2)
			Number of Shares Offered
Name	Number	Percent		Number	Percent
LabMorgan Corporation(11)	1,431,018	5.1%
Morgan Stanley Fixed Income Ventures Inc.(12)	1,431,018	5.1%
The Royal Bank of Scotland plc(13)	1,431,018	5.1%
Named Executive Officers and Directors:
Philip Z. Weisberg(14)	1,991,246	6.8%
John W. Cooley(15)	572,693	2.0%
James F.X. Sullivan(16)	57,500	0.2%
Steven N. Cho	—	—
Andrew Coyne	—	—
Gerald D. Putnam, Jr.(17)	200,050	0.7%
John C. Rosenberg(18)	7,956,247	28.1%
Robert Trudeau(3)	7,956,247	28.1%
Eddie Wen	—	—
All executive officers and directors as a group (12 persons)

*
Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1)
Shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account.

(2)
Beneficial ownership does not include any shares that may be purchased in this offering. See "Underwriting."

(3)
Includes (i) 7,184,080 shares of our Series A preferred stock and 709,875 shares of our common stock owned by TCV VI, L.P., a Delaware limited partnership, or "TCV VI," and (ii) 56,658 shares of our Series A preferred stock and 5,634 shares of our common stock owned by TCV Member Fund, L.P., a Cayman limited partnership, or "TCV Member Fund." Technology Crossover Management VI, L.L.C., or "Management VI," as the sole general partner of TCV VI and a general partner of TCV Member Fund, may be deemed to have the sole voting and dispositive power over the shares held by TCV VI and certain of the shares held by TCV Member Fund. Jay C. Hoag, Richard H. Kimball, John L. Drew, William J.G. Griffith, IV, Jon Q. Reynolds Jr. and Robert W. Trudeau, the "TCM VI Members," are Class A Members of Management VI and limited partners of TCV Member Fund, L.P. and may be deemed to share voting and dispositive power over the shares held by TCV VI and certain of the shares held by TCV Member Fund. Management VI, Mr. Trudeau, and each of the TCM VI Members disclaim beneficial ownership of the shares held by TCV VI and TCV Member Fund except to the extent of their respective pecuniary interest therein. The address for Mr. Trudeau is c/o Technology Crossover Ventures, 280 Park Avenue, New York, New York, 10017.

(4)
Bank of America Strategic Investments Corporation's ultimate parent is Bank of America Corporation, the ultimate parent of one of the underwriters of this offering. Bank of America Strategic Investments Corporation's address is c/o Bank of America—Global Strategic Capital, 214 North Tryon Street, NC1-027-40-03, Charlotte, NC 28255-0001.

(5)
BNP Paribas's address is 10 Harewood Avenue, London NW1 6AA, United Kingdom.

(6)
Citigroup Technology Inc.'s ultimate parent is Citigroup Inc., the ultimate parent of one of the underwriters of this offering. Citigroup Technology Inc.'s address is c/o Citigroup Inc., 666 Fifth Avenue, New York, NY 10103.

(7)
Credit Agricole CIB's address is 9 quai Paul Doumer, 92920 Paris La Defense Cedex France.

(8)
Credit Suisse First Boston Next Fund Inc.'s address is c/o Credit Suisse, Eleven Madison Avenue, New York, NY 10010-3629.

(9)
Goldman Sachs Group, Inc.'s ultimate parent is Goldman, Sachs & Co., one of the underwriters of this offering. The Goldman Sachs Group, Inc.'s address is c/o Goldman Sachs, 200 West Street, New York, NY 10282.

(10)
HSBC USA, Inc.'s address is 452 Fifth Avenue, Tower 10, New York, NY 10018.

(11)
LabMorgan Corporation's ultimate parent is J.P. Morgan Chase & Co., the ultimate parent of one of the underwriters of this offering. LabMorgan Corporation's address is c/o JPMorgan Chase Bank, N.A., Private Equity Fund Services, 1 Chase Manhattan Plaza, 17th Floor, New York, NY 10005-1401.

(12)
Morgan Stanley Fixed Income Ventures Inc.'s ultimate parent is Morgan Stanley, the ultimate parent of one of the underwriters of this offering. Morgan Stanley Fixed Income Ventures Inc.'s address is 1585 Broadway, 3rd Floor, New York, NY 10036 and Morgan Stanley, Fixed Income, 20 Bank Street, Floor 03 London, E14 4AD.

(13)
The Royal Bank of Scotland plc's address is c/o The Royal Bank of Scotland, 3rd floor, 135 Bishopsgate, London EC2M 3UR and The Royal Bank of Scotland plc, 600 Washington Boulevard, Stamford, CT 06901.

(14)
Includes options for 965,432 shares of our common stock that are exercisable within 60 days of September 15, 2011.

(15)
Includes options for 321,811 shares of our common stock that are exercisable within 60 days of September 15, 2011.

(16)
Includes options for 57,500 shares of our common stock that are exercisable within 60 days of September 15, 2011.

(17)
Includes options for 70,050 shares of our common stock that are exercisable within 60 days of September 15, 2011 and 130,000 shares of our common stock held in the name of GSP FX, LLC, or "GSP FX," a Nevis limited liability company, which is beneficially owned by Mr. Putnam and his immediate family and managed by Mr. Putnam in his capacity as the President of the manager of GSP FX. Mr. Putnam may be deemed to be the beneficial owner of shares beneficially owned by GSP FX. Mr. Putnam disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(18)
Includes (i) 7,184,080 shares of our Series A preferred stock and 709,875 shares of our common stock owned by TCV VI and (ii) 56,658 shares of our Series A preferred stock and 5,634 shares of our common stock owned by TCV Member Fund. Mr. Rosenberg is an assignee of Management VI and a partner of TCV Member Fund, but does not share voting or dispositive power over the shares held by TCV VI or TCV Member Fund. Mr. Rosenberg disclaims beneficial ownership of the shares held by TCV VI and TCV Member Fund except to the extent of his pecuniary interest therein. The address for Mr. Rosenberg is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, California 94301.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Client Relationships

              We receive transaction fees and user, settlement and license fees as a result of FX activity of our stockholders on our trading platform. The fees and services that we offer to affiliated clients are substantially the same as those offered to our similar non-affiliated clients. Revenues from the following entities, who are also beneficial holders of 5% or more of our outstanding common stock, and/or their affiliates, totaled $25.5 million for the six months ended June 30, 2011 and $44.5 million, $31.3 million and $32.7 million for the years ended December 31, 2010, 2009 and 2008, respectively: Banc of America Strategic Investments Corporation, BNP Paribas, Credit Agricole CIB, Credit Suisse First Boston Next Fund Inc., HSBC USA Inc., the Royal Bank of Scotland plc, Goldman Sachs Group, Inc., Citigroup Technology Inc., LabMorgan Corporation and Morgan Stanley Fixed Income Ventures Inc.

              We may have transactions in the ordinary course of our business with unaffiliated companies with which certain of our board members, executive officers or members of their immediate family members are affiliated. We do not believe the fees we pay to such companies to be material to our business. Additionally, several of our board members are employees of one of our stockholders, and such stockholders are clients of ours.

Investors' Rights Agreement

              We are party to an Investors' Rights Agreement, dated as of August 1, 2006, or the "Investors' Rights Agreement," with the holders of our Series A Preferred Stock and common stock. The Investors' Rights Agreement provides for, among other things, certain registration rights, including demand registration rights and a right of first offer covenant under which each time we propose to offer any shares of, or securities convertible into, exchangeable or exercisable for any shares of our capital stock, we must first make an offering of such shares to the existing holders of our preferred stock.

              The Investors' Rights Agreement also provides for a 180-day lock-up of the holders of the Series A Preferred Stock and common units, which begins on the date of this prospectus, during which such holders cannot, without obtaining prior written consent from Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., transfer or dispose of any shares of common stock or any securities convertible into, exercisable or exchangeable for common stock held immediately prior to the effectiveness of the registration statement for this offering.

Equity Holders' Agreement

              On September 29, 2006, we entered into an Equity Holders' Agreement with the holders of our common and preferred stock party thereto. The Equity Holders' Agreement, among other things, sets the size of our board of directors at seven members, provides the procedures through which directors, including one independent director, can be elected and removed, and enumerates certain co-sale rights for the holders of our securities.

              The Equity Holders' Agreement provides that for so long as an independent director has been elected and is then serving on the board of directors and in the event our board of directors, together with at least a majority of the holders of our common stock and Series A preferred stock then outstanding approves a sale, transfer or other disposition of all of our voting capital stock, then the stockholders of the Company party to the Equity Holders' Agreement will vote in factor of such transaction and in opposition to any and all other proposals.

              The Equity Holders' Agreement enumerates co-sale rights for the holders of our securities. Where one or more holders of our equity securities propose to sell a number of shares which exceeds

13.5% of the total number of shares of our common stock, and we decline to purchase such shares, pursuant to our right of first offer in our By-laws, then each holder of our Series A Preferred Stock or common stock may, upon twenty days written notice to the selling holder(s), participate in such sale of securities on the same terms and conditions as the selling holder(s). If a holder of our Series A Preferred Stock or common stock follows the proper procedures, its participation will decrease the number of shares that the selling holder(s) may sell. These co-sale rights do not apply in certain circumstances, including, but not limited to, any sale of equity securities to the public pursuant to a registration statement filed with the SEC under the Securities Act.

              All of the rights and obligations of the parties to this Equity Holders' Agreement shall terminate upon the consummation of this offering.

Stockholder's Agreement

              We have entered into a Stockholder's Agreement, dated August 22, 2008, with one of our directors, Gerald D. Putnam, Jr. Such Stockholder's Agreement provides, among other things, that Mr. Putnam will vote in favor of any transaction involving a sale, transfer or disposition of all of our voting capital stock, approved by our board of directors together with the holders of at least a majority of our Series A preferred and common stock then-outstanding (voting together as a single class and on an as-converted basis). Where Mr. Putnam does not vote in accordance with his obligations under these bring along provisions, he has agreed to grant to another stockholder designated by our board of directors a proxy coupled with an interest in all shares he owns. Additionally, this Stockholder's Agreement contains certain transfer restrictions with respect to the common stock owned by Mr. Putnam. All of the rights and obligations of the parties to this Stockholder's Agreement terminate upon the consummation of this offering.

Management Rights Agreement

              We entered into the Management Rights Agreement, dated as of September 29, 2006, with TCV VI, which provides the following contractual management rights to TCV VI:

  •
  TCV VI is entitled to consult with and advise management on significant business issues;

  •
  on at least two days prior written notice, TCV VI is permitted to, at reasonable times and intervals, request information on the general status of our financial conditions and operations and examine the our books and records and facilities; and

  •
  a representative of TCV VI is permitted to attend all meetings of our Board as a non-voting observer.

              The Management Rights Agreement will terminate on the consummation of this offering.

LTI Stock Purchase Agreement

              On December 31, 2009, FX Alliance, LLC entered into a Stock Purchase Agreement, acquiring all of the outstanding capital stock of LTI from Citigroup Financial Products Inc., an entity affiliated with one of our current stockholders. The aggregate consideration for the LTI Acquisition was $7.4 million in cash which included a contingent return, or claw-back provision estimated at $2.3 million.

Board Compensation

              Upon completion of this offering, directors who are our employees or employees of our subsidiaries or affiliated with                                     will not receive any compensation for their service as members of either our board of directors or board committees. All non-employee members of our

board of directors not affiliated with                                    will be compensated as set forth under "Management—Corporate Governance—Director Compensation."

Indemnification Agreements

              We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Offering Expenses

              We are obligated under the Investors' Rights Agreement to pay the expenses incurred in connection with this offering. We also plan to reimburse the selling stockholders for a portion of the underwriting discount paid by them, although we are not obligated to do so.

Policies and Procedures With Respect to Related Party Transactions

              Upon the closing of this offering, we intend to adopt policies and procedures whereby our audit committee will be responsible for reviewing and approving related party transactions. In addition, our Code of Ethics will require that all of our employees and directors inform the chairman of the audit committee of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

DESCRIPTION OF CAPITAL STOCK

General

              Our authorized capital stock currently consists of 35,000,000 shares of common stock, par value $0.0001 per share and 7,240,738 shares of preferred stock, par value $0.0001 per share. In connection with this offering, we intend to effect a        -to-        stock split of our common stock. As of June 30, 2011, without giving effect to the stock split, there were 21,043,899 shares of our common stock outstanding, held of record by                        beneficial holders and                         shares of preferred stock outstanding held of record by                        holders. In connection with this offering, all outstanding shares of preferred stock will convert to common stock on a one-for-one basis.

              Upon completion of this offering, our total amount of authorized capital stock will be                        shares of common stock, par value $            per share, and                         shares of preferred stock, par value $0.0001 per share. Upon completion of this offering and after giving effect to the stock split described above,                         shares of common stock will be issued and outstanding and no shares of preferred stock will be issued or outstanding. The discussion set forth below describes our capital stock, amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon consummation of this offering. The following summary of certain provisions of our capital stock describes material provisions of, but does not purport to be complete and is subject to, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws and by the provisions of applicable law. We urge you to read our amended and restated certificate of incorporation and amended and restated bylaws, as will be in effect upon completion of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

              Voting Rights.    Except as required by law or matters relating solely to the terms of preferred stock, each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock.

              Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. Our ability to pay dividends on our common stock may be limited by restrictions under the terms of the agreements governing our indebtedness. See "Description of Certain Indebtedness" and "Dividend Policy."

              Preemptive Rights.    Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

              Conversion or Redemption Rights.    Our common stock will be neither convertible nor redeemable. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable.

              Liquidation Rights.    Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

              Listing.    We intend to apply to have our common stock approved for listing on                        under the symbol "                        ."

Undesignated Preferred Stock

              Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

              Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

    Classified Board of Directors

              Our board of directors will be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that a director may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Our classified board structure will continue and be in effect for at least one full election cycle so that at the fourth annual meeting of stockholders following the consummation of this offering, we will begin the process of phasing out staggered elections. The classified nature of our board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

    Stockholder Action by Written Consent

              The Delaware General Corporation Law, or DGCL, provides that, unless otherwise stated in a corporation's certificate of incorporation, the stockholders may act by written consent without a meeting. Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of the stockholders may only be taken at an annual or special meeting before which it is properly brought, and not by written consent without a meeting.

    Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

              Our amended and restated certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by (i) our chairman or vice chairman of the board of directors, (ii) our chief executive officer or (iii) a majority of the board of directors through a special resolution.

              In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder's intention to bring such business before the meeting.

              These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

    Amendment to Certificate of Incorporation and Bylaws

              The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation's certificate of incorporation or bylaws is required to approve such amendment, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the affirmative vote of at least a majority of the voting power of our outstanding shares of common stock. Additionally, the affirmative vote of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, is required to amend or repeal or to adopt any provision inconsistent with the "Classified Board of Directors," "Action by Written Consent," "Special Meetings of Stockholders," "Amendments to Certificate of Incorporation and Bylaws" and "Business Combinations" provisions described in our amended and restated certificate of incorporation. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our amended and restated certificate of incorporation and our amended and restated bylaws.

    Corporate Opportunity

              Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to                        or any of its officers, directors, agents,

stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for                        , even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. None of                        , or any of their respective representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

    Exclusive Jurisdiction of Certain Actions

              Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

    Business Combinations

              We have opted into Section 203 of the DGCL. Section 203 of the DGCL regulates corporate takeovers and, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions):

  •
  prior to such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or before such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is now owned by the interested stockholder.

              Generally, a "business combination" includes:

  •
  a merger or consolidation involving us and the interested stockholder;

  •
  a sale of 10% or more of the assets of the corporation;

  •
  a stock sale, subject to certain exceptions, resulting in the transfer of the corporation's stock to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholders; or

  •
  other transactions resulting in a financial benefit directly or indirectly to the interested stockholder.

              Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock.

              Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification of Officers and Directors

              Our amended and restated bylaws will limit the liability of our directors to the fullest extent permitted by applicable law and provides that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors' and officers' liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock will be                        . Its address is                        . Its telephone number is                         .

SHARES ELIGIBLE FOR FUTURE SALE

              Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

              Upon completion of this offering, we will have                        shares of common stock outstanding. Of these shares of common stock, the                        shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                        shares of common stock held by our existing stockholders upon completion of this offering will be "restricted securities," as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market (after the expiration of the lock-up agreements described in "Underwriting," with respect to        % of such shares) only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

Rule 144

              In general, under Rule 144 as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

              At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                        shares immediately after this offering, based on the number of shares of our common stock outstanding as of                        ; or

  •
  the average weekly trading volume of our common stock on                        during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

              At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

              Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

              In general and subject to the expiration of the applicable lock-up restrictions, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

              We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our existing option plan and the new equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

              We, and each of our directors, officers and all of the holders of our common stock have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus (subject to extension in certain circumstances). For additional information, see "Underwriting." The holders of approximately        % of our outstanding shares of common stock as of                        have executed such lock-up agreements.

Registration Rights

              Upon completion of this offering, the holders of an aggregate of                        shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described under "Underwriting" in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold. See "Description of Capital Stock—Registration Rights Agreement" for more information.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

Overview

              The following is a general summary of certain U.S. federal income tax consequences to non-U.S. holders, as defined below, of the ownership and disposition of shares of our common stock. This summary deals only with shares of common stock purchased in this offering that are held as capital assets (generally, property held for investment) by a non-U.S. holder.

              For purposes of this discussion, a "non-U.S. holder" means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is not any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  any entity or arrangement treated as a partnership for U.S. federal income tax purposes;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

              This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended, or the "Code," applicable U.S. Treasury regulations, rulings and other administrative pronouncements and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income taxation, does not address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 and does not deal with foreign, state, local, alternative minimum, estate and gift, or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, "controlled foreign corporation," "passive foreign investment company," a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary.

              We have not and will not seek any rulings from the U.S. Internal Revenue Service, or "IRS," regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below.

              If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisors.

              This summary is for general information only and is not intended to constitute a complete description of all tax consequences for non-U.S. holders relating to the ownership and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult your tax advisors concerning the particular U.S. federal tax consequences to you of the ownership and disposition of shares of our common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

              In general, cash distributions on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our common stock (determined on a share-by-share basis), but not below zero, and then thereafter will be treated as gain from the sale of stock.

              As discussed under "Dividend Policy" above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder generally will be subject to a U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including providing properly completed IRS Form W-8 ECI). Instead, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. A corporate non-U.S. holder may be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on earnings and profits attributable to such dividends that are effectively connected with its conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to its U.S. permanent establishment).

              A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations.

              A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Shares of Common Stock

              Any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock.

              In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code, and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or, if an income tax treaty applies, at such lower rate as may be specified by the treaty on its gains attributable to its U.S. permanent establishment). Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain U.S. source capital losses, even though the individual is not considered a resident of the United States under the Code.

              We believe we are not and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. You should consult your own tax advisor about the consequences that could result if we are, or become, a U.S. real property holding corporation.

Information Reporting and Backup Withholding

              The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends will be reported annually to the IRS and to each such holder, regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

              A non-U.S. holder generally will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

              Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

              Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

New Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities

              Recently enacted legislation generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a sale or other disposition of our common stock paid to a "foreign financial institution" (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent either with (i) a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity (or more than zero percent in the case of some entities) or (ii) a certification that the entity does not have any substantial U.S. owners. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. This legislation applies to payments of dividends made after December 31, 2013 and payments of gross proceeds made after December 31, 2014. Non-U.S. holders should consult their tax advisors regarding the implications of this legislation on their investment in our common stock.

              THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
UBS Securities LLC
Raymond James & Associates
Sandler O'Neill + Partners, L.P.

Total

              The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered by this prospectus are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

              The underwriters have an option to purchase up to            additional shares from                              to cover overallotments, if any. The underwriters can exercise this option at any time and from time to time within 30 days from the date of this prospectus. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

              The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase            additional shares of common stock.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

              Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $            per share of common stock from the initial public offering price. If all the shares of common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

              We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            . Pursuant to the Investors' Rights Agreement, dated as of August 1, 2006, we have agreed to pay these expenses. The underwriters have agreed to reimburse us for up to $            of expenses in connection with this offering.

              We, each of our officers, directors, the selling stockholders and certain other stockholders have agreed with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the initial 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the initial 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the initial 180-day period, then in each case the initial 180-day restricted period will be automatically extended until the expiration of the 18-day period beginning on the date of the earnings release or the announcement of the material news or material event, as applicable, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. waive, in writing, such extension.

              We expect the shares of common stock to be approved for listing on                                    , subject to notice of issuance, under the symbol "                        ."

              Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial offering price.

              The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority. In addition, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC will not confirm initial sales to any accounts over which it exercises discretionary authority without the prior written approval of the client.

              We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

              In connection with this offering, the underwriters may purchase and sell our shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option granted to them. "Naked" short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on                                    , in the OTC market or otherwise.

              The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their clients, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

              Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC each hold approximately 5.1% of the outstanding shares of our common stock after giving effect to the conversion of our Class A Preferred Stock on a one-for-one basis. See "Principal and Selling Stockholders." Individuals employed by or associated with affiliates of Goldman, Sachs & Co., J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are currently members of our board of directors. See "Management."

Foreign Selling Restrictions

              In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive, each a Relevant Member State, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

    (a)
    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    (b)
    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

    (c)
    by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of representatives for any such offer; or

    (d)
    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any of the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

              Any person making or intending to make any offer within the EEA of shares which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

              For the purposes of this provision, and your representation below, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

              Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares which are the subject of the offering contemplated by this prospectus under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

    (a)
    it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

    (b)
    in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

              The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to professional investors within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue, in each case whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong, except if permitted to do so under the laws of Hong Kong, other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

              Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

              The securities have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

              This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

              This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered pursuant to this prospectus should conduct their own due diligence on such shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

 LEGAL MATTERS

              Kirkland & Ellis LLP, New York, New York will pass upon the validity of the common stock offered hereby on our behalf. The underwriters are represented by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

              The financial statements as of December 31, 2010 and December 31, 2009 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

              Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. Such periodic and current reports, proxy statements and other information will be available to the public on the SEC's website at www.sec.gov and free of charge through our website at www.fxall.com. To receive copies of public records not posted to the SEC's website at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Financial Statements:
Consolidated Balance Sheets as of June 30, 2011, December 31, 2010 and December 31, 2009	F-3
Consolidated Statements of Operations and Comprehensive Income for the six months ended June 30, 2011 and 2010, and for the years ended December 31, 2010, 2009 and 2008	F-4
Consolidated Statements of Cash Flows for the six months ended June 30, 2011 and 2010, and for the years ended December 31, 2010, 2009 and 2008	F-5
Consolidated Statements of Stockholders' Equity for the six months ended June 30, 2011 and for the years ended December 31, 2010, 2009 and 2008.	F-6
Notes to Consolidated Financial Statements	F-7
Financial Statement Schedules:
Schedule II—Valuation and Qualifying Accounts	F-27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of FX Alliance Inc.:

              In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of FX Alliance Inc. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York

May 5, 2011, except for Note 7, Note 11, Note 14 and the financial statement schedule, which are as of September 19, 2011

FX ALLIANCE INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	June 30, 2011		December 31,
	Actual	Pro Forma (Note 2)	2010	2009
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$106,257		$96,682	$78,742
Investments available-for-sale	7,053		6,937	6,587
Accounts receivable (net of allowance for doubtful accounts of $661 as of June 30, 2011, and $507 and $643 as of December 31, 2010 and 2009, respectively)	13,367		11,075	8,878
Income taxes receivable	8,375		3,516	56
Deferred income taxes	5,650		5,650	3,268
Prepaid expenses and other current assets	2,075		1,290	1,193

Total current assets	142,777		125,150	98,724
Software development costs (net of accumulated amortization of $38,910 as of June 30, 2011, and $35,781 and $30,244 as of December 31, 2010 and 2009, respectively)	17,828		16,736	14,828
Property and equipment (net of accumulated depreciation of $19,937 as of June 30, 2011, and $18,416 and $17,528 as of December 31, 2010 and 2009, respectively)	9,879		9,637	3,264
Deferred income taxes, net of current portion	13,546		17,008	24,959
Intangible assets, net	2,232		2,448	2,880
Goodwill	2,999		2,999	2,999
Other assets	1,887		4,152	3,082

Total assets	$191,148		$178,130	$150,736

Liabilities, Reedemable Convertible Preferred Stock and Stockholders' Equity
Current liabilities
Accounts payable	$160		$874	$646
Accrued compensation	8,403		12,663	10,899
Accrued expenses	3,401		3,767	2,268
Income taxes payable	4,432		462	1,871
Deferred revenues	278		324	318

Total current liabilities	16,674		18,090	16,002
Long term liabilities
Deferred rent	3,044		2,794	—
Commitments and Contingencies (Note 8)
Redeemable Convertible Series A Preferred stock, $0.0001 par value, 7,240,738 shares authorized, issued and outstanding as of June 30, 2011 and December 31, 2010 and 2009	103,712	—	100,096	93,239
Stockholders' Equity
Common stock, $0.0001 par value, Authorized—35,000,000 shares as of June 30, 2011 and December 31, 2010 and 33,000,000 shares as of December 31, 2009, Issued and outstanding—21,043,899 shares as of June 30, 2011 and December 31, 2010 and 21,136,703 as of December 31, 2009	2	3	2	2
Additional paid-in capital	14,438	118,149	11,621	10,379
Accumulated other comprehensive income	126	126	139	27
Retained earnings	53,152	53,152	45,388	31,087

Total stockholders' equity	67,718	171,430	57,150	41,495

Total liabilities, redeemable convertible preferred stock and stockholders' equity	$191,148		$178,130	$150,736

See accompanying notes to the consolidated financial statements.

FX ALLIANCE INC.

Consolidated Statements of Operations and Comprehensive Income

(in thousands, except share and per share data)

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
Revenues
Transaction fees	$43,336	$36,694	$72,572	$48,682	$58,768
User, settlement, and license fees	13,477	12,895	26,336	23,835	22,262
Interest and other income	141	127	157	405	1,223

Total revenues	56,954	49,716	99,065	72,922	82,253

Operating Expenses
Salaries and benefits	24,590	19,113	38,869	27,711	30,608
Technology	3,032	3,713	7,068	4,820	5,880
General and administrative	2,992	2,487	6,107	4,319	5,473
Marketing	789	621	1,063	1,018	1,139
Professional fees	778	692	1,565	1,387	1,042
Depreciation and amortization	4,866	4,082	8,749	7,599	6,820

Total operating expenses	37,047	30,708	63,421	46,854	50,962

Income before income tax provision	19,907	19,008	35,644	26,068	31,291
Income tax provision	8,527	7,726	14,486	11,125	14,497

Net income	$11,380	$11,282	$21,158	$14,943	$16,794
Accretion and allocated earnings of preferred stock	5,604	5,387	10,506	8,571	8,754

Net income allocated to common stockholders	$5,776	$5,895	$10,652	$6,372	$8,040

Earnings per common share:
Basic	$0.27	$0.28	$0.50	$0.30	$0.39
Diluted	0.27	0.28	0.50	0.30	0.38
Weighted-average common shares outstanding:
Basic	21,043,899	21,136,703	21,133,143	21,136,703	20,765,202
Diluted	21,517,390	21,329,167	21,383,487	21,244,983	21,407,096
Pro forma earnings per common share (unaudited):
Basic	$0.40		$0.75
Diluted	0.40		0.74
Pro forma weighted-average common shares outstanding (unaudited):
Basic	28,284,637		28,373,881
Diluted	28,758,128		28,624,225
Comprehensive income
Net income	$11,380	$11,282	$21,158	$14,943	$16,794
Unrealized (losses) gains on marketable securities, net of tax	(13)	87	112	558	(574)

Comprehensive income	$11,367	$11,369	$21,270	$15,501	$16,220

See accompanying notes to the consolidated financial statements.

FX ALLIANCE INC.

Consolidated Statements of Cash Flows

(in thousands, except share and per share data)

	Six months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
Cash flows provided by operating activities:
Net Income	$11,380	$11,282	$21,158	$14,943	$16,794
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,866	4,082	8,749	7,599	6,820
Stock-based compensation	2,817	1,079	2,471	2,443	3,756
Bad debt expense	171	—	—	—	150
Deferred taxes	(1,397)	2,970	5,569	(1,344)	(93)
Deferred rent	250	—	2,794	—	—
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	(2,462)	(1,600)	(2,198)	(1,015)	2,992
(Increase)/decrease in income taxes receivable	—	(3,335)	(3,460)	786	(835)
(Increase)/decrease in prepaid and other assets	(862)	(1,258)	(1,167)	(164)	235
Increase/(decrease) in accounts payable and accrued expenses	(1,080)	603	1,729	(467)	185
Increase/(decrease) in accrued compensation	(4,260)	(4,262)	1,766	853	(2,444)
Increase/(decrease) in income tax payable	3,970	(4,101)	(1,409)	1,267	(944)
Increase/(decrease) in deferred revenues	(47)	23	6	26	126

Net cash provided by operating activities	13,346	5,483	36,008	24,927	26,742

Cash flows used in investing activities
Purchases of property and equipment	(1,763)	(2,441)	(9,154)	(1,539)	(1,808)
Purchase of software development costs	(4,221)	(3,215)	(7,445)	(4,915)	(6,257)
Purchase of investments available-for-sale	(129)	(119)	(239)	(259)	(293)
Acquisition, net of cash acquired	2,342	—	—	(6,843)	—

Net cash used in investing activities	(3,771)	(5,775)	(16,838)	(13,556)	(8,358)

Cash flows provided by financing activities
Proceeds from issuance of common stock	—	—	—	—	1,927
Redemption of outstanding shares	—	—	(1,230)	—	—

Net cash (used in) provided by financing activities	—	—	(1,230)	—	1,927

Net increase (decrease) in cash and cash equivalents	9,575	(292)	17,940	11,371	20,311
Cash and cash equivalents
Beginning of the year	96,682	78,742	78,742	67,371	47,060

End of the year	$106,257	$78,450	$96,682	$78,742	$67,371

Supplemental disclosures of cash flow information:
Income taxes paid	$5,960	$12,322	$13,770	$10,410	$17,069

See accompanying notes to the consolidated financial statements.

FX ALLIANCE INC.

Consolidated Statements of Stockholders' Equity

(in thousands, except share and per share data)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Total
Balance at December 31, 2007	$2	$4,593	$43	$11,688	$16,326
Employee stock compensation	—	3,756	—	—	3,756
Issuance of common stock	—	1,927	—	—	1,927
Decrease in deferred tax asset due to exchange transaction	—	(2,340)	—	—	(2,340)
Other comprehensive loss, net of tax	—	—	(574)	—	(574)
Accretion of redeemable convertible preferred stock	—	—	—	(5,950)	(5,950)
Net income	—	—	—	16,794	16,794

Balance at December 31, 2008	2	7,936	(531)	22,532	29,939
Employee stock compensation	—	2,443	—	—	2,443
Other comprehensive loss, net of tax	—	—	558	—	558
Accretion of redeemable convertible preferred stock	—	—	—	(6,388)	(6,388)
Net income	—	—	—	14,943	14,943

Balance at December 31, 2009	2	10,379	27	31,087	41,495
Employee stock compensation	—	2,471	—	—	2,471
Redemption of outstanding shares	—	(1,229)	—	—	(1,229)
Other comprehensive loss, net of tax	—	—	112	—	112
Accretion of redeemable convertible preferred stock	—	—	—	(6,857)	(6,857)
Net income	—	—	—	21,158	21,158

Balance at December 31, 2010	2	11,621	139	45,388	57,150
Employee stock compensation (unaudited)	—	2,817	—	—	2,817
Other comprehensive loss, net of tax (unaudited)	—	—	(13)	—	(13)
Accretion of redeemable convertible preferred stock (unaudited)	—	—	—	(3,616)	(3,616)
Net income (unaudited)	—	—	—	11,380	11,380

Balance at June 30, 2011 (unaudited)	$2	$14,438	$126	$53,152	$67,718

See accompanying notes to the consolidated financial statements.

FX Alliance Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 1. Organization and Business

              The consolidated financial statements include FX Alliance Inc. and its subsidiaries (collectively, "FXall" or the "Company"). The Company through its subsidiaries provides institutional clients with automated trading and workflow solutions for foreign exchange ("FX") and treasury products. FXall's services for corporations, asset managers, hedge funds, banks and broker-dealers facilitate trade execution, order management, post-trade processing and reporting for FX and money markets. FXall is integrated to 77 FX dealers, delivering liquidity for FX spot, swaps and forwards in more than 400 currency pairs. The Company's stockholders include many of the world's largest FX dealers, and funds associated with Technology Crossover Ventures.

              The Company's principal operating subsidiaries include: FX Alliance, LLC, FX Alliance Ltd. and FX Alliance International, LLC.

              FX Alliance Inc. was incorporated in the State of Delaware on September 22, 2006. The Company is a holding company that wholly-owns FX Alliance, LLC, which was established in 2000.

              The Company's main operations are located in New York, and the Company maintains marketing and support offices in Boston, Washington DC, London, Tokyo, Singapore, Hong Kong, Mumbai and Sydney.

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Procedures

Basis of Presentation

              The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The accompanying consolidated balance sheet as of June 30, 2011, the consolidated statements of operations and comprehensive income for the six months ended June 30, 2011 and 2010, the consolidated statements of cash flows for the six months ended June 30, 2011 and 2010 and the consolidated statements of stockholders' equity for the six months ended June 30, 2011 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments, necessary to state fairly the Company's financial position as of June 30, 2011, and operating results and cash flows for the six months ended June 30, 2011 and 2010. The financial data and other information disclosed in these notes to the consolidated financial statements related to the six month periods are unaudited. The results of the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any other interim period or for any other future year.

Unaudited Pro Forma Information

              In July 2011, the Company's board of directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission, or the SEC, to permit it to proceed with an initial public offering of the Company's common stock. Upon the consummation of the initial public offering contemplated, all of the outstanding shares of the Series A Preferred stock will automatically convert into shares of the Company's common stock. The Company prepared unaudited pro forma

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Procedures (Continued)

stockholders' equity as of June 30, 2011 assuming the conversion of the convertible preferred stock outstanding as of that date into 7,240,738 shares of common stock. The pro forma stockholders' equity as of June 30, 2011 reflects the impact of the conversion as if the offering was consummated on June 30, 2011. The Company computed unaudited pro forma earnings per common share for the six months ended June 30, 2011 and the year ended December 31, 2010 using the weighted-average number of common shares outstanding, including the pro forma effect of the conversion of all currently outstanding Series A convertible preferred stock into shares of the Company's common stock, as if such conversion had occurred at the beginning of the respective periods.

              The following is a summary of significant accounting policies used in the preparation of the accompanying consolidated financial statements.

Principles of Consolidation

              The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

              The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, software development costs, goodwill and intangible assets, valuation allowances for receivables, stock based payments, and deferred income taxes. These estimates and assumptions are based on management's best estimate and judgment. Management evaluates its estimates and assumptions on an on-going basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets and volatile equity markets have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Foreign Currency Translation

              All amounts included in the Company's consolidated financial statements are measured in U.S. dollars. The functional currency of the Company's foreign subsidiaries is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the period and revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency transactions are included in interest and other income in the Consolidated Statements of Operations and Comprehensive Income.

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Procedures (Continued)

Cash and Cash Equivalents

              The Company defines cash equivalents as instruments with original maturities of three months or less (or, in the case of mutual funds, weighted-average maturities). Included in cash and cash equivalents are investments in money market funds. The cash held in money market funds amounted to $103,793 as of June 30, 2011 and $94,587 and $74,650 as of December 31, 2010 and 2009, respectively. Cash and cash equivalents were held on deposit with customers of the Company and financial institutions that are affiliated with the Company.

Investments Available-for-Sale

              The Company, accounts for marketable securities in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, Investments—Debt and Equity Securities. Investments designated as available-for-sale are recorded at fair value with unrealized gains or losses (net of taxes) reported as a separate component of other comprehensive income. Realized gains and losses and dividend income are recorded within the Consolidated Statements of Operations and Comprehensive Income under interest and other income. As of June 30, 2011 none of the Company's investments available for sale were in a historical unrealized loss position.

Fair Market Value of Financial Instruments

              In accordance with FASB ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), the Company estimates fair values of financial instruments using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment in interpreting market data and accordingly, changes in assumptions or in market conditions could adversely affect the estimates. The Company also discloses the fair value of its financial instruments is accordance with the fair value hierarchy as set forth by ASC 820. The carrying amount of the Company's cash and cash equivalents approximates fair market value because of the short-term nature of those instruments.

              The Company's financial instruments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company has no instruments that are classified within level 2 or 3 of the fair value hierarchy.

Accounts Receivable and Allowance for Doubtful Accounts

              Accounts receivable represents amounts due from brokers, dealers, banks and other financial and nonfinancial institutions for the execution of foreign exchange transactions. All accounts receivable are stated at net realizable value which represents cost, net of an allowance for doubtful accounts. Accounts receivable is presented net of allowance for doubtful accounts of $661 as of June 30, 2011 and $507 and $643 as of December 31, 2010 and 2009, respectively. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Changes to the allowance for doubtful accounts are charged

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Procedures (Continued)

to bad debt expense, which is included in general and administrative expense in the Consolidated Statements of Operations and Comprehensive Income.

Software Development Costs

              The Company capitalizes certain costs associated with the development of internal use software in accordance with FASB ASC 350-40, Internal Use Software. Costs are capitalized at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation, related benefits and consultant's costs that are engaged in software development that is used for internal use. Items such as research and development costs incurred during the preliminary software project stage, data conversion costs, maintenance costs, and general and administrative costs are expensed as incurred. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over the software's estimated useful life.

Property and Equipment

              Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated when the asset is placed in service using the straight-line method over the estimated useful lives of the assets as listed below. Maintenance and repair costs are expensed as incurred.

Estimated Useful Life
Furniture and fixtures	10 years
Leasehold Improvements	Shorter of useful life or term of lease
Computer equipment and software	3 years
Other equipment	5 years

Business Combinations, Goodwill and Intangible Assets

              Business acquisitions are accounted for under the purchase method of accounting. Goodwill represents the excess of the purchase price allocation over the fair value of tangible and identifiable net assets acquired. In accordance with FASB ASC 350, Intangibles—Goodwill and Other, goodwill is not amortized, but instead is periodically tested for impairment. The Company reviews goodwill for impairment on an annual basis during the fourth quarter of each year or whenever an event occurs or circumstances change that would reduce the fair value below its carrying amount. Impairment tests are based on the Company's single operating segment and reporting unit structure. There has been no goodwill impairment in any of the years presented.

              Intangible assets with definite lives, including a non-compete agreement, purchased technology, customer relationships and customer contracts, are amortized on a straight-line basis over their estimated useful lives, ranging from two to fifteen years. The Company has no indefinite lived intangible assets. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Procedures (Continued)

Deferred Rent

              The Company occupies its offices under various leases, which are accounted for as operating leases in accordance with FASB ASC 840, Leases ("ASC 840"). The leases include scheduled base rent increases over the term of the leases. The Company recognizes rent expense from operating leases with periods of free and scheduled rent increases on a straight-line basis over the applicable lease term. The Company considers lease renewals when such renewals are reasonably assured. From time to time, the Company may receive construction allowances from its lessors. In accordance with ASC 840, these amounts are recorded as deferred liabilities and amortized over the remaining lease term as an adjustment to rent expense.

Revenue Recognition

              The Company recognizes revenues in accordance with FASB ASC 605, Revenue Recognition, which requires that: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. Revenues including revenues from related parties are recognized as earned and are generally billed in arrears. Transaction fees are generally a function of the notional dollar-equivalent value of transactions completed using our systems. System integration fees are earned pro-rata over the life of the respective contracts. Circuit provisioning fees are billed in advance and represent the revenues for providing network connectivity to customers and are earned as those services are provided. Settlement Center fees consist of fees for providing matching, netting and confirmation services. License and other fees for our white-labeled solutions are generally billed and recognized monthly as services are rendered.

Deferred Revenues

              Amounts received prior to the delivery of contracted services, such as integration fees and circuit provisioning fees, are recognized as a liability and revenue recognition is deferred until such time those services have been performed. Revenues related to integration fees are recognized on a straight-line basis over the life of the respective contracts, generally one to two years. Revenues related to circuit provisioning are recognized when the services are rendered.

Earnings Per Share

              The holders of the Company's preferred stock are entitled to participate with common stockholders in the distribution of earnings through dividends. Therefore, the Company applies the two-class method in calculating earnings per common share. The two-class method requires net income, after deduction of any preferred stock dividends and accretions in the carrying value on preferred stock, to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Basic earnings per common share is then calculated by dividing net income allocated to common stockholders, after the reduction for earnings allocated to preferred stock, by the weighted-average common shares issued and outstanding.

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Procedures (Continued)

              Diluted earnings per common share is calculated by dividing net income allocated to common stockholders by the weighted-average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of outstanding stock options and restricted stock, and the dilution resulting from the conversion of convertible preferred stock, if applicable. The Company excluded the effects of convertible preferred stock and outstanding stock options and restricted stock from the computation of diluted earnings per common share in periods in which the effect would be antidilutive. The Company calculates dilutive potential common shares using the treasury stock method, the if-converted method and the two-class method, as applicable.

Stock-Based Compensation

              The Company's stock-based compensation plans are discussed in Note 10 to the consolidated financial statements. The Company accounts for stock-based compensation in accordance with FASB ASC 718, Stock Compensation ("ASC 718"). In accordance with ASC 718, the cost of employee services received in exchange for an award of equity instruments is measured based on the grant date fair value of the award. Stock-based awards that do not require future service (i.e., vested awards) are expensed immediately. Stock-based employee awards that require future service are amortized over the relevant service period, net of expected forfeitures. The fair value of each employee stock option award is estimated on the grant date using the Black-Scholes option pricing model. The options expense is based on awards ultimately expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company recognizes the expense over the requisite service periods on a graded vesting basis based on a single expected term for all grants.

Income Taxes

              The Company is a corporation that is subject to corporate income tax for federal and state income tax purposes, as well as income tax in certain foreign jurisdictions in which it operates.

              In accordance with FASB ASC 740, Income Taxes ("ASC 740"), income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effect of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. The Company recognizes interest and penalties in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

              The Company adopted accounting principles on accounting for uncertain tax positions in accordance with ASC 740. The adoption of this principle resulted in no cumulative effect of a change in accounting principle being recorded in the Company's consolidated financial statements since the Company determined that no material tax uncertainties exist.

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Procedures (Continued)

Recent Accounting Pronouncements

              In June 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-05, Presentation of Comprehensive Income. This standard eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. In accordance with this standard an entity can elect to present items of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements. The statement(s) need to be presented with equal prominence as the other primary financial statements. This standard is effective for the Company for fiscal years ending on or after December 15, 2012 and interim and annual periods thereafter, however early adoption is permitted. The Company adopted the provision in June 2011 and has retrospectively presented its financial statements for all periods presented in accordance with this standard.

Note 3. Acquisition

              On December 31, 2009, the Company acquired all of the outstanding capital stock of Lava Trading, Inc. ("LTI"), a New York City-based provider of systems for foreign exchange trading and order management, from Citigroup Financial Products Inc. The acquisition of LTI expanded the Company's customer base, broadened its product capabilities and added experienced technical, sales and services staff with expertise in institutional FX trading systems.

              The aggregate consideration for the Lava acquisition was $7.4 million in cash. The transaction also included a contingent return, or claw-back provision, that was estimated at $2.3 million at the time of closing and was based on the revenues earned from LTI customers on our platform post-closing. The estimated claw-back was included in other assets in the Consolidated Balance Sheets as of December 31, 2010 and 2009. The seller paid the claw-back amount of $2.3 million to the Company in June 2011. Because the actual claw-back equaled the amount estimated at the time of the acquisition, this payment did not result in a gain or loss.

              The allocation of the purchase price to the fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Cash	$565
Accounts receivable	1,342
Claw-back provision	2,342
Amortizable intangibles	2,880
Goodwill	2,999
Accrued compensation	(1,498)
Deferred tax liability	(1,221)

Total purchase price	$7,409

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 4. Property and Equipment

              Property and equipment consist of the following as of June 30, 2011 and December 31, 2010 and 2009:

	June 30,	December 31,
	2011	2010	2009
	(unaudited)
Furniture and fixtures	$800	$791	$519
Leasehold improvements	3,957	3,880	1,432
Computer equipment and software	19,914	18,483	14,835
Other equipment	5,145	4,899	4,006

	29,816	28,053	20,792
Less: Accumulated depreciation	(19,937)	(18,416)	(17,528)

Property and equipment, net	$9,879	$9,637	$3,264

              The Company recorded depreciation expense of $1,521 and $1,179 for six months ended June 30, 2011 and 2010, respectively, and, $2,780, $2,251 and $2,226 for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 5. Software Development Costs

              Software development costs represent the costs associated with the ongoing external and internal development costs incurred to develop and enhance the Company's technology platform. Software development costs, amounted to the following as of June 30, 2011 and December 31, 2010 and 2009:

	June 30,	December 31,
	2011	2010	2009
	(unaudited)
Software development costs	$56,738	$52,517	$45,072
Less: Accumulated amortization	(38,910)	(35,781)	(30,244)

Software development costs—net	$17,828	$16,736	$14,828

              Software development costs are amortized on a straight-line basis over 5 years. The Company recorded amortization expense of $3,129 and $2,687 for the six months ended June 30, 2011 and 2010, respectively, and $5,537, $5,347 and $4,594 for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 6. Goodwill and Intangible Assets

              Goodwill and intangible assets relate to the allocation of purchase price associated with the Company's acquisition of Lava Trading, Inc.

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 6. Goodwill and Intangible Assets (Continued)

              The changes in the carrying amount of goodwill for the six months ended June 30, 2011 and the years ended December 31, 2010 and 2009 are as follows:

Goodwill balance at January 1, 2009	$—
Goodwill from Lava Trading, Inc. acquisition	2,999

Goodwill balance at December 31, 2009	2,999
Goodwill activity 2010	—

Goodwill balance at December 31, 2010	2,999
Goodwill activity 2011	—

Goodwill balance at June 30, 2011 (unaudited)	$2,999

              The weighted-average useful life, gross carrying value, accumulated amortization, and net carrying value of intangible assets as of June 30, 2011, December 31, 2010, and December 31, 2009 are as follows:

		December 31, 2010
	Weighted- Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	15 years	$1,520	$(102)	$1,418
Technology	5 years	751	(150)	601
Customer contracts	4 years	383	(105)	278
Non-compete agreement	3 years	226	(75)	151

		$2,880	$(432)	$2,448

		December 31, 2009
	Weighted- Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	15 years	$1,520	$—	$1,520
Technology	5 years	751	—	751
Customer contracts	4 years	383	—	383
Non-compete agreement	3 years	226	—	226

		$2,880	$—	$2,880

              The company recorded amortization expense of $216 for both the six months ended June 30, 2011 and 2010, and $432 for the year ended December 31, 2010. There was no amortization expense recorded in 2009 and 2008.

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 6. Goodwill and Intangible Assets (Continued)

              The estimated future amortization expense of intangible assets as of December 31, 2010 is as follows:

2011	$432
2012	394
2013	318
2014	290
2015	101
Beyond	913

$2,448

Note 7. Earnings Per Share

              The Company's preferred stockholders are entitled to participate with common stockholders in the distributions of earnings through dividends. The Company calculated earnings per common share using the two-class method. Refer to Note 2—Summary of Significant Accounting Policies for a discussion of the calculation of earnings (loss) per common share.

              The following table sets forth the computation of the basic and diluted earnings per common share:

	Six months ended June 30,		Years ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
Basic earnings per common share
Net income	$11,380	$11,282	$21,158	$14,943	$16,794
Accretion of redeemable convertible preferred stock	(3,616)	(3,368)	(6,857)	(6,388)	(5,950)
Allocated earnings to preferred stock	(1,988)	(2,019)	(3,649)	(2,183)	(2,804)

Net income allocated to common stockholders	5,776	5,895	10,652	6,372	8,040
Basic weighted-average common shares outstanding	21,043,899	21,136,703	21,133,143	21,136,703	20,765,202

Basic earnings per common share	$0.27	$0.28	$0.50	$0.30	$0.39

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 7. Earnings Per Share (Continued)

	Six months ended June 30,		Years ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
Diluted earnings per common share
Net income allocated to common stockholders	$5,776	$5,895	$10,652	$6,372	$8,040
Basic weighted-average common shares outstanding	21,043,899	21,136,703	21,133,143	21,136,703	20,765,202
Effect of dilutive potential common shares:
Series A Preferred Stock	—	—	—	—	—
Stock options and restricted stock	473,491	192,464	250,344	108,280	641,894

Diluted weighted-average shares outstanding	21,517,390	21,329,167	21,383,487	21,244,983	21,407,096

Diluted earnings per share	$0.27	$0.28	$0.50	$0.30	$0.38

              For the six month ended June 30, 2011 and 2010 and for the years ended December 31, 2010, 2009 and 2008, the Company excluded the convertible Series A preferred stock and certain stock options outstanding, which could potentially dilute basic EPS in the future, from the computation of diluted EPS, as their effect was anti-dilutive.

              The following table shows the weighted-average number of anti-dilutive shares excluded from the diluted EPS calculation for the six months ended June 30, 2011 and 2010 and for the years ended December 31, 2010, 2009 and 2008:

	Six months ended June 30,		Years ended December 31,
	2011	2010	2010	2009	2008
Options to purchase common stock	2,362,360	1,159,998	1,193,284	711,664	343,090
Conversion of convertible preferred stock	7,240,738	7,240,738	7,240,738	7,240,738	7,240,738

Total options and conversion of convertible preferred stock	9,603,098	8,400,736	8,434,022	7,952,402	7,583,828

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 7. Earnings Per Share (Continued)

              The calculation of unaudited pro forma basic earnings per common share and diluted earnings per common share, or EPS, for the six months ended June 30, 2011 and the year ended December 31, 2010 is as follows (in thousands, except per share data):

	Six months ended June 30, 2011	Year ended December 31, 2010
Unaudited Pro forma basic earnings per common share
Net income allocated to common stockholders	$5,776	$10,652
Accretion of redeemable convertible preferred stock	3,616	6,857
Allocated earnings to preferred stock	1,988	3,649

Pro forma net income	$11,380	$21,158
Weighted-average common shares issued and outstanding	21,043,899	21,133,143
Adjustment to reflect assumed effect of conversion of convertible preferred stock	7,240,738	7,240,738

Pro forma weighted-average common shares issued and outstanding	28,284,637	28,373,881

Pro forma basic earnings per common share	$0.40	$0.75

Unaudited Pro forma diluted earnings per common share
Net income allocated to common stockholders	$5,776	$10,652
Accretion of redeemable convertible preferred stock	3,616	6,857
Allocated earnings to preferred stock	1,988	3,649

Pro forma net income	$11,380	$21,158
Weighted-average common shares issued and outstanding	21,043,899	21,133,143
Dilutive potential common shares:
Stock options and restricted stock	473,491	250,344
Adjustment to reflect assumed effect of conversion of convertible preferred stock	7,240,738	7,240,738

Pro forma diluted weighted-average common shares issued and outstanding	28,758,128	28,624,225

Pro forma diluted earnings per common share	$0.40	$0.74

Note 8. Commitments and Contingencies

Operating Leases

              The Company leases its operating facilities and offices under various lease agreements expiring through May 2021.

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 8. Commitments and Contingencies (Continued)

              As of December 31, 2010, the future minimum lease payments of the operating leases are as follows:

2011	$1,234
2012	1,415
2013	1,415
2014	1,415
2015	1,415
Beyond	8,135

$15,029

              Rent expense under the leases for the for the six months ended June 30, 2011 and 2010 was $939 and $804, respectively, and for years ended December 31, 2010, 2009 and 2008 was $2,379, $1,639 and $1,970, respectively.

Purchase Commitments

              The Company has commitments under non-cancellable service contracts with certain vendors primarily related to maintenance, hosting and bandwidth services. The terms of the agreements run through 2014, with minimum annual purchase commitments of $2,562 in 2011, $1,664 in 2012, $1,581 in 2013 and $479 in 2014.

Legal Matters

              The Company is involved in certain litigation in the ordinary course of business and believes that the various asserted claims and litigation would not materially affect its financial position, operating results or cash flows.

Note 9. Related Party Transactions

              For the six months ended June 30, 2011 and 2010, revenues of $29,291 and $25,895, respectively, were earned from customers who are stockholders of the Company. For the years ended December 31, 2010, 2009 and 2008, revenues of $51,183, $36,174 and $37,908, respectively, were earned from customers who are stockholders of the Company. As of June 30, 2011 and 2010, $6,726 and $5,483, respectively, of accounts receivable were from customers who are stockholders of the Company. As of December 31, 2010, 2009 and 2008, $5,944, $4,112 and $3,407, respectively, of accounts receivable were from customers who are stockholders of the Company.

              As a result of FX activity by the related parties, the Company receives transaction fees and user, settlement and license fees. The fees and services that the Company offers to related parties are substantially the same as those offered to similar non-affiliated customers.

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 10. Stock-based compensation

Stock Options

              In 2006, the Company adopted the FX Alliance Inc. 2006 Stock Option Plan (the "Plan") to promote the interests of the Company and stockholders by providing key employees, directors, service providers and consultants of the Company with an appropriate incentive to encourage them to continue in the employ of the Company and to improve the growth and profitability of the Company. The Plan provides for the granting of non-qualified options on shares of the Company's common stock with an exercise price determined by the Board, provided that such exercise price shall not be less than the fair market value of a share of common stock on the grant date. Awards generally vest in four equal annual installments from the grant date and have a ten year term. The number of shares authorized for issuance under the Plan is 5,518,106 of which 823,779 is available for future grants as of June 30, 2011.

              The following table presents stock option activity during the six months ended June 30, 2011 and for the years ended December 31, 2010, 2009 and 2008:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2007	2,706,844	$11.05	9.1 years
Granted	469,400	12.49
Cancelled and forfeited	(102,700)	13.03
Exercised	—

Outstanding at December 31, 2008	3,073,544	$11.21	8.3 years
Granted	450,000	11.71
Cancelled and forfeited	(172,390)	11.63
Exercised	—

Outstanding at December 31, 2009	3,351,154	11.25	7.7 years
Granted	1,533,500	13.06
Cancelled and forfeited	(314,702)	11.39
Exercised	—

Outstanding at December 31, 2010	4,569,952	$11.85	7.7 years	$6,659

Granted	245,000	13.25
Cancelled and forfeited	(120,625)	11.97
Exercised	—

Outstanding at June 30, 2011 (unaudited)	4,694,327	$11.92	7.7 years	$6,504

Excercisable at June 30, 2011 (unaudited)	2,522,752	$11.05	5.8 years	$5,704

Excercisable at December 31, 2010	2,478,398	$11.07	6.3 years	$5,573

              There were no stock options exercised for all periods presented.

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 10. Stock-based compensation (Continued)

              The Company accounts for stock-based compensation in accordance with ASC 718. The Company engaged a third party independent valuation specialist to estimate the fair value of the underlying stock for all stock option grants. The fair value of each option award is estimated on the grant date using the Black-Scholes model (the "model"). The Company believes that the use of the model meets fair value measurement objectives and reflects all substantive characteristics of the options. The determination of the fair value on the grant date using the model is affected by the estimated fair value of the common stock as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free rate, the expected term and expected dividends. Expected volatilities are based on the historical volatilities of a group of benchmark companies. The risk-free rate is based on U.S. Treasury securities with a maturity approximating the expected term of the options. The expected term represents the period of time that options granted are expected to be outstanding based on projected employee stock option exercise behavior. The Company currently does not expect to pay dividends over the expected term of the options.

              The values of the awards are recognized as an expense over the requisite service periods on a graded vesting basis and are reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

              The following table represents the weighted-average assumptions used for the model to determine the per share weighted-average fair value for options granted for the six months ended June 30, 2011 and for the years ended December 31, 2010 and 2009:

	June 30,	December 31,
	2011	2010	2009	2008
	(unaudited)
Expected life (years)	6.25	6.25	6.25	6.25
Risk-free interest rate	1.95%	2.01%	2.45%	2.32%
Expected stock price volatility	45.00%	44.71%	42.93%	41.44%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Weighted-average fair value per option granted	$6.11	$6.01	$5.31	$5.50

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 10. Stock-based compensation (Continued)

              The following table summarizes information regarding the stock options granted:

	As of June 30, 2011 (unaudited)
	Options Outstanding		Options Exercisable
Exercise Price	Number of Shares	Weighted- Average Remaining Life	Number of Shares	Weighted- Average Remaining Life
$10.70	2,086,677	5.5	2,084,177	5.5
11.68	253,000	7.5	137,000	7.5
11.71	429,250	8.5	113,500	8.5
12.21	120,000	9.1	—	0.0
13.25	1,533,500	9.5	5,000	1.9
13.90	178,500	6.5	136,375	6.5
14.82	93,400	7.1	46,700	7.1

	4,694,327		2,522,752

	As of December 31, 2010
	Options Outstanding		Options Exercisable
Exercise Price	Number of Shares	Weighted- Average Remaining Life	Number of Shares	Weighted- Average Remaining Life
$10.70	2,100,802	6.0	2,023,573	6.0
11.68	292,750	8.0	148,750	8.0
11.71	466,000	9.0	116,500	9.0
12.21	120,000	9.6	—	0.0
13.25	1,309,500	10.0	—	0.0
13.90	187,500	7.0	142,875	7.0
14.82	93,400	7.6	46,700	7.6

	4,569,952		2,478,398

              The Company recognized stock-based compensation expense related to stock options of $2,817 and $1,079 for the six months ended June 30, 2011 and 2010, respectively, and $2,471, $2,443 and $3,227 for the years ended December 31, 2010, 2009 and 2008, respectively. The Company capitalized compensation expense related to stock options of $94, $70, and $74 for the years ended December 31, 2010, 2009 and 2008, respectively. The total income tax benefit recognized for stock options was $1,067, $1,036, and $1,371 for the years ended December 31, 2010, 2009, and 2008, respectively.

              As of June 30, 2011 and December 31, 2010, the Company estimated unrecognized compensation cost of $7,676 and $9,368, respectively, which is expected to be recognized over a weighted-average period of 2.29 years and 2.18 years, respectively.

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 10. Stock-based compensation (Continued)

Restricted Stock

              During 2004 and 2005, the Company granted restricted profits interest units to certain key employees. In 2006, the restricted profits interest units were exchanged for restricted common stock in the Company. The Company recognized $529 of stock-based compensation associated with restricted stock during the year ended December 31, 2008. The compensation expense recognized in 2008 was related to a portion of the restricted stock that vested during the year. There are no shares of restricted stock outstanding for all periods presented. The total income tax benefit recognized for restricted stock was $225 for the year ended December 31, 2008.

Note 11. Redeemable Convertible Preferred Stock and Stockholders' Equity

Common Stock

              Each holder of the Company's common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to the rights of holders of the Company's preferred stock, if any, the holders of shares of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors.

Preferred Stock

              As of December 31, 2010, the Company had 7,240,738 authorized shares of Series A Preferred Stock, par value $0.0001 per share ("preferred stock"), all of which were outstanding. The preferred stock is convertible at the option of the holder into common stock at an exchange ratio of 1:1.

Liquidation

              In the event of any Liquidation Event, as defined in the Company's certificate of incorporation, the holders of preferred stock shall be entitled to receive, prior to any distribution of any proceeds of such Liquidation Event to the holders of common stock, the original issue price of $10.70333 per preferred share, as adjusted for any stock splits or the like. Holders of preferred stock may elect two of the seven directors of the Company, and benefit from certain protective provisions, customary for this type of security, relating to the capital structure.

Redemption

              At the election of the holders of a majority of the preferred stock at any time after the August 1, 2012, the board of directors shall be required to choose among the following options: (i) to sell all or substantially all of the equity or assets of the Company, (ii) to pursue an initial public offering or (iii) to redeem the outstanding preferred stock in two equal annual installments. If the Board of Directors chooses the redemption option, the Company will redeem the outstanding preferred stock at a redemption price equal to its fair market value at the time of redemption. Fair market value would be determined based on an independent financial advisor mutually agreeable to the Company and the holders of a majority of the preferred stock.

              The redemption features of the Series A Preferred Stock require that this instrument be treated as mezzanine equity. The Company is accreting the initial value of the preferred stock to its estimated redemption value of $112.0 million using the effective interest method through August 2012. The accretion amounts are recorded as a reduction to retained earnings. As of June 30, 2011,

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 11. Redeemable Convertible Preferred Stock and Stockholders' Equity (Continued)

December 31, 2010, 2009 and 2008 the Company recorded an increase in the fair value of the Series A Preferred Stock of $3,616, $6,857, $6,388 and $5,950, respectively.

Dividends

              The holders of the preferred Stock are entitled to receive any dividends as may be declared from time to time by the Company's board of directors. Any dividends paid to holders of common stock shall also be paid to holders of preferred stock. No dividends were declared or paid for all period presented.

Note 12. Income Taxes

              Income from continuing operations before income taxes are as follows:

	December 31,
	2010	2009	2008
Domestic	$34,189	$24,902	$30,666
Foreign	1,455	1,166	625

Total	$35,644	$26,068	$31,291

              The components of the provision for income taxes are as follows:

	December 31,
	2010	2009	2008
Current
U.S. Federal	$4,374	$9,849	$11,744
State and Local	4,038	2,217	2,608
Foreign	505	403	238

Current provision for income taxes	8,917	12,469	14,590

Deferred
U.S. Federal	5,042	(1,066)	(278)
State and local	635	(186)	(6)
Foreign	(108)	(92)	191

Deferred income tax provision (benefit)	5,569	(1,344)	(93)

Provision for income taxes	$14,486	$11,125	$14,497

              The Company files income tax returns in the United States, and in various state, local and foreign jurisdictions.

              During 2010, the Company filed for an automatic change in accounting method with the Internal Revenue Service for the tax year ended December 31, 2009. The new method allows for an immediate deduction of qualified research expenses incurred in lieu of a 15 year amortization period, this change in election resulted in a decrease in the deferred tax asset of approximately $7.4 million for the year ended December 31, 2010 and approximately $4.9 million for the six months ended June 30, 2011.

              During 2008, the Company identified immaterial prior period adjustments to its deferred tax assets. The adjustments primarily were related to the deferred tax asset treatment of restricted profit

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 12. Income Taxes (Continued)

interest units granted to certain employees prior to their exchange for common and preferred stock of the Company which occurred in 2006. At the time of the exchange transaction, a deferred tax asset was erroneously recorded related to these awards, with a corresponding increase in equity. Subsequent additions to this deferred tax asset were recorded through income tax expense. The impact of these adjustments was a reduction of the deferred tax asset of $3.1 million, reduction of additional paid-in-capital of $2.3 million and an increase to income tax expense of $789 as of and for the year ended December 31, 2008.

              Deferred tax asset and liability balances consisted of the following:

	December 31,
	2010	2009
Deferred Tax Assets:
Accrued and prepaid expenses	$5,979	$1,463
Stock based compensation	5,597	4,449
Amortization	12,998	22,004
Other	112	135

Total deferred tax assets	24,686	28,051

Deferred Tax Liabilities:
Depreciation	(2,028)	176

Total deferred tax liabilities	(2,028)	176

Deferred income taxes, net	$22,658	$28,227

              The ultimate realization of deferred federal income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. During the year, management determined that it is more likely than not that the deferred tax asset will be realized in future years based on all available evidence, including the recent earnings history of the Company, as well as projected future income. Based on this information, management determined that no valuation reserve was required for the years ended December 31, 2010, 2009 and 2008.

              The provision for income taxes on continuing operations exceeds the amount of income tax determined by applying the U.S. Federal statutory rate of 35% to income from continuing operations before taxes as a result of the following:

	December 31,
	2010	2009	2008
U.S. federal taxes at statutory rate	$12,475	$9,124	$10,952
State/local taxes, net of federal tax benefit	2,896	1,926	2,341
Stock-based compensation	—	—	1,013
Effective apportionment changes on state/local tax rates for deferred income taxes	(515)	—	(77)
Other, net	(370)	75	268

Provision for income taxes	$14,486	$11,125	$14,497

FX Alliance Inc.

Notes to Consolidated Financial Statements (Continued)

(in thousands, except share and per share data)

(information as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 are unaudited)

Note 12. Income Taxes (Continued)

              The Company adopted accounting principles on accounting for uncertain tax positions in accordance with FASB ASC 740, Income Taxes. The adoption of this principle resulted in no cumulative effect of a change since the Company determined that no material tax uncertainties exist. As of December 30, 2010 the Company does not have any unrecognized tax benefits.

              The Company recognizes interest and penalties in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. Penalty and interest expense recognized for the years ended December 31, 2010, 2009 and 2008 was $5, $42 and $43, respectively, none of which related to uncertain tax positions.

              The Company files income tax returns in the United States, and in various state, local and foreign jurisdictions and, in the normal course of business these tax returns are subject to examination by taxing authorities. The Company's tax years open for examination are generally 2007 and later for U.S. federal, state and local jurisdictions and generally 2005 and later for certain foreign jurisdictions.

Note 13. Employee Benefit Plans

              The Company has established the FXall 401(k) plan, pursuant to the applicable laws of the Internal Revenue Code. The plan is available to all eligible U.S. employees as defined by the plan agreement and is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employees may voluntarily contribute a portion of their compensation, not to exceed the annual statutory limit. The Company matches an amount equal to 50% of the employees' annual contributions, not to exceed $5,000. Amounts charged to income for the 401(k) plan, representing the Company's matching contributions, were $390, $323 and $283 for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 14. Segment Information

              The Company is presented as one reportable segment, which is consistent with how the Company is structured and managed.

              As a global independent provider of electronic institutional foreign exchange trading solutions, the Company's operations constitute a single business segment. Because of the highly integrated nature of the foreign exchange markets in which the Company competes and the integration of the Company's worldwide business activities, the Company believes that results by geographic region or client sector are not necessarily meaningful in understanding its business.

Schedule II—Valuation and Qualifying Accounts

              The table below presents valuation and qualifying accounts for the periods presented.

Allowance for doubtful accounts:	Beginning Balance	Additions Charged to Costs and Expenses	Deductions	Ending Balance
	(in thousands)
Year ended December 31, 2010	$643	$—	$(136)	$507
Year ended December 31, 2009	$832	$—	$(189)	$643
Year ended December 31, 2008	$819	$150	$(137)	$832

              Until                                    (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

                  Shares

FX Alliance Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Goldman, Sachs & Co.

Citigroup

J.P. Morgan

Morgan Stanley

UBS Investment Bank

Raymond James

Sandler O'Neill + Partners, L.P.

                        , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

              The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. ("FINRA") filing fee.

Amount
SEC registration fee		$11,610
FINRA filing fee		$10,500
Listing fee		*
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent and Registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Officers and Directors.

              Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation will provide for this limitation of liability.

              Section 145 of the DGCL ("Section 145"), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

              Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

              Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

              We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

              The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

              We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

              The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

              The following sets forth information regarding all unregistered securities sold from September 15, 2008 through September 15, 2011:

              Between September 15, 2008 and September 15, 2011 we granted 2,690,500 stock options to purchase shares of common stock at an average exercise price of $12.76 per share to employees and directors pursuant to our 2006 Stock Option Plan. Of these stock options, 331,000 shares have been cancelled and/or expired without being exercised, 10,000 have been exercised at an aggregate weighted-average exercise price of $11.68 and 2,349,500 remain outstanding.

              The offers, sales and issuances of the securities described in this Item 15 were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.    Exhibits

    (a)         Exhibits

              The exhibit index attached hereto is incorporated herein by reference.

    (b)         Financial Statement Schedules

              No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

              (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              (c)   The undersigned registrant hereby further undertakes that:

                  (1)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2)   For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on September 19, 2011.

FX ALLIANCE INC.
By:	/s/ PHILIP Z. WEISBERG
	Name:	Philip Z. Weisberg
	Title:	Chief Executive Officer

POWER OF ATTORNEY

              KNOW ALL MEN BY THESE PRESENTS, that each officer and director of FX Alliance Inc. whose signature appears below constitutes and appoints Philip Z. Weisberg, John W. Cooley and James F.X. Sullivan, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

*    *    *    *

              Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on the date indicated below:

Signatures	Title	Date

/s/ PHILIP Z. WEISBERG Philip Z. Weisberg	Chief Executive Officer and Director (principal executive officer)	September 19, 2011
/s/ JOHN W. COOLEY John W. Cooley	Chief Financial Officer (principal financial officer)	September 19, 2011
/s/ ANTHONY PANE Anthony Pane	Senior Director, Head of Finance (principal accounting officer)	September 19, 2011
/s/ STEVEN N. CHO Steven N. Cho	Director	September 19, 2011

Signatures	Title	Date

/s/ ANDREW COYNE Andrew Coyne	Director	September 19, 2011
/s/ GERALD D. PUTNAM, JR. Gerald D. Putnam, Jr.	Director	September 19, 2011
/s/ JOHN C. ROSENBERG John C. Rosenberg	Director	September 19, 2011
/s/ ROBERT TRUDEAU Robert Trudeau	Director	September 19, 2011
/s/ EDDIE H. WEN Eddie H. Wen	Director	September 19, 2011

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of FX Alliance Inc.
3.2*	Form of Amended and Restated Bylaws of FX Alliance Inc.
4.1*	Specimen Common Stock Certificate.
5.1*	Form of Opinion of Kirkland & Ellis LLP.
10.1*	Investors' Rights Agreement, dated August 1, 2006, by and among FX Alliance, LLC and the holders of the Class A Preferred Units and Common Units of FX Alliance, LLC party thereto.
10.2*	Equity Holders' Agreement, dated September 29, 2006, by and among FX Alliance Inc. and holders of the Series A Preferred Stock and Common Stock of FX Alliance Inc. party thereto.
10.3*	Stockholder's Agreement, dated August 22, 2008, by and between Gerald D. Putnam, Jr. and FX Alliance Inc.
10.4*+	Employment Agreement, dated July 15, 2010, by and between FX Alliance Inc. and Philip Z. Weisberg.
10.5*+	Employment Agreement, dated July 15, 2010, by and between FX Alliance Inc. and John W. Cooley.
10.6*+	Stock Option Grant Agreement, dated December 28, 2010, by and between FX Alliance Inc. and John W. Cooley.
10.7*+	Stock Option Grant Agreement, dated December 28, 2010, by and between FX Alliance Inc. and Philip Z. Weisberg.
10.8*+	FX Alliance Inc. 2006 Stock Option Plan.
10.9*	Form of Directors and Officers Indemnification Agreement.
21.1*	List of Subsidiaries of FX Alliance Inc.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature page of this Registration Statement).

*
To be filed by amendment.

+
Indicates a management contract or compensatory plan or arrangement.